Exhibit 99.1

STATE OF INDIANA

INDIANA UTILITY REGULATORY COMMISSION

PETITION OF SOUTHERN INDIANA GAS AND ELECTRIC COMPANY D/B/A CENTERPOINT ENERGY INDIANA SOUTH PURSUANT TO INDIANA CODE CH. 8-1-40.5 FOR (1) AUTHORITY TO (A) ISSUE SECURITIZATION BONDS; (B) COLLECT SECURITIZATION CHARGES; AND (C) ENCUMBER SECURITIZATION PROPERTY WITH A LIEN AND SECURITY INTEREST; (2) A DETERMINATION OF TOTAL QUALIFIED COSTS AND AUTHORIZATION OF RELATED ACCOUNTING TREATMENT;(3) AUTHORIZATION OF ACCOUNTING TREATMENT RELATED TO ISSUANCE OF SECURITIZATION BONDS AND IMPLEMENTATION OF SECURITIZATION CHARGES; (4) APPROVAL OF PROPOSED TERMS AND STRUCTURE FOR THE SECURITIZATION FINANCING; (5) APPROVAL OF PROPOSED TARIFFS TO (A) IMPLEMENT THE SECURITIZATION CHARGES AUTHORIZED BY THE FINANCING ORDER IN THIS PROCEEDING, (B) REFLECT A CREDIT FOR ACCUMULATED DEFERRED INCOME TAXES, AND (C) REFLECT A REDUCTION IN PETITIONER’S BASE RATES AND CHARGES TO REMOVE ANY QUALIFIED COSTS FROM BASE RATES; AND (6) ESTABLISHMENT OF A TRUE-UP MECHANISM PURSUANT TO INDIANA CODE § 8-1-40.5-12(c).	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CAUSE NO. 45722 APPROVED: JAN 04 2023

ORDER OF THE COMMISSION

Presiding Officers:

James F. Huston, Chairman

Sarah E. Freeman, Commissioner

David E. Veleta, Commissioner

Jennifer L. Schuster, Senior Administrative Law Judge

On May 10, 2022, Southern Indiana Gas & Electric Company d/b/a CenterPoint Energy Indiana South (“Petitioner,” “Company,” or “CEI South”) filed its Verified Petition and case-in-chief in this Cause seeking a financing order authorizing CEI South to issue “Securitization Bonds”1 in an approximate amount of $350,125,000, collect “Securitization Charges,”2 to cover “Qualified Costs”3 estimated to total $359,397,933, and encumber “Securitization Property”4 with a lien and security interest.5 CEI South’s Petition and case-in-chief were filed pursuant to Senate Enrolled Act 386, adopted by the Indiana General Assembly in 2021 and codified at Ind. Code ch. 8-1-40.5 (the “Securitization Act”), which allows electric utilities with Qualified Costs that are at least five percent of the electric utility’s total jurisdictional electric rate base to finance the retirement of electric utility generation assets through the issuance of Securitization Bonds.6

Petitioner’s case-in-chief included the direct testimony, attachments, and workpapers of the following witnesses:

1.	Richard C. Leger, Senior Vice President, Indiana Electric, for CEI South (Pet. Ex. 1)

2.	Brett A. Jerasa, Assistant Treasurer for CenterPoint Energy, Inc. (Pet. Ex. 2)

3.	Eric K. Chang, Managing Director in the Securitized Products Origination Group at Barclays Capital Inc. (Pet. Ex. 3)

4.	Jessica L. Thayer, Director of Property Accounting for CenterPoint Energy, Inc. (Pet. Ex. 4)

5.	Jeffrey T. Kopp, Senior Managing Director, Utility Consulting, with 1898 & Co., a division of Burns & McDonnell Engineering Company, Inc. (Pet. Ex. 5)

6.	Ryan P. Harper, Director and Assistant Controller for CenterPoint Energy, Inc. (Pet. Ex. 6)

7.	Benjamin D. Vallejo, Director, Corporate Tax, for CenterPoint Energy, Inc. (Pet. Ex. 7)

8.	Matthew A. Rice, Director of Indiana Electric Regulatory and Rates (Pet. Ex. 8)

9.	Ralph N. Zarumba, Managing Director of Natural Gas and Electricity, Rates & Regulatory Services Practice, for Black & Veatch Global Advisory (Pet. Ex. 9)

A Motion for Confidential Treatment of portions of Petitioner’s direct testimony, attachments, and workpapers accompanied Petitioner’s filing of its case-in-chief, which was granted on a preliminary basis on May 26, 2022. CEI South filed its Notice of Submission of Confidential Documents on May 26, 2022. Late-filed attachments containing the notices provided and published as required by the Securitization Act were filed on June 15, 2022. Petitioner filed corrections to direct testimony on June 13, 2022 and September 6, 2022.

Petitions to Intervene were filed by Citizens Action Coalition of Indiana, Inc. (“CAC”), CEI South Industrial Group (“Industrial Group” or “IG”), and Reliable Energy, Inc. (“Reliable Energy” or “REI”) (collectively, the “Intervenors”). CEI South filed an objection to REI’s Petition to Intervene. The Presiding Officers granted the petitions (over CEI South’s objection in the case of REI), and the Intervenors were made parties to this Cause.

[1]	Ind. Code § 8-1-40.5-7.
[2]	Ind. Code § 8-1-40.5-8.
[3]	Ind. Code § 8-1-40.5-6.
[4]	Ind. Code § 8-1-40.5-9.
[5]	Ind. Code § 8-1-40.5-10.
[6]	Ind. Code §§ 8-1-40.5-3, -6, and -10.

On July 7, 2022, the Commission held a technical conference in this Cause pursuant to notice duly given and published as required by law.

On August 3, 2022, the Indiana Office of Utility Consumer Counselor (“OUCC”) and Intervenors filed their respective testimony from the following witnesses:

OUCC

1.	Caleb R. Loveman, Assistant Director in the OUCC’s Electric Division (Pub. Ex. 1)

2.	Leja D. Courter, Chief Technical Advisor for the OUCC (Pub. Ex. 2)

3.	Joseph S. Fichera, Chief Executive Officer of Saber Partners, LLC (“Saber”) (Pub. Ex. 3)

4.	Rebecca Klein, Principal of Klein Energy LLC (Pub. Ex. 4)

5.	Hyman Schoenblum, Senior Advisor to Saber (Pub. Ex. 5)

6.	Brian A. Maher, Senior Advisor to Saber (Pub. Ex. 6)

7.	Paul R. Sutherland, Senior Advisor to Saber (Pub. Ex. 7)

8.	Steven Heller, President of Analytical Aid (Pub. Ex. 8)

9.	Shawn Dellinger, Senior Utility Analyst in the OUCC’s Water/Wastewater Division (Pub. Ex. 9)

10.	Wes R. Blakley, Senior Utility Analyst for the OUCC (Pub. Ex. 10)

Industrial Group

Michael P. Gorman, Managing Principal with Brubaker & Associates, Inc. (Industrial Group Ex. 1)

CAC

Ben Inskeep, Program Director at CAC (CAC Ex. 1)

REI

1.	Michael J. Nasi, Partner with Jackson Walker L.L.P. (Reliable Energy Ex. 1)

2.	Emily S. Medine, Principal of Energy Ventures Analysis, Inc. (Reliable Energy Ex. 2)

On August 10, 2022, the OUCC requested leave to late file workpapers, which request was granted on August 22, 2022. The OUCC filed errata to the testimony of Mr. Sutherland on August 19, 2022 and to the testimony of Mr. Fichera on August 31, 2022. The Industrial Group filed the Revised Direct Testimony and Attachments of Mr. Gorman on August 22, 2022. REI filed corrections to the testimony of Ms. Medine on August 19, 2022.

On August 23, 2022, CEI South filed the rebuttal testimony of Mr. Leger, Mr. Jerasa, Mr. Chang, Ms. Thayer, Mr. Harper, Mr. Vallejo, and Mr. Rice. A Second Motion for Confidential Treatment accompanied CEI South’s rebuttal filing and was granted on a preliminary basis on August 26, 2022. Notices of Submission of Confidential information were filed on August 23, 2022 and August 26, 2022. Corrections to rebuttal testimony were filed on August 30, 2022 and September 6, 2022.

On August 26, 2022, CEI South filed its Objection and Motion to Strike Portions of REI’s and CEI South Industrial Group’s Pre-Filed Testimony, Attachments, and Workpapers. On that same date, the OUCC and REI each filed a Motion to Strike Testimony submitted by CEI South. The Industrial Group filed its response to CEI South’s Motion to Strike on August 29, 2022. REI filed its response to CEI South’s Motion to Strike on September 1, 2022. CEI South filed its response to the OUCC’s and REI’s Motions to Strike on September 2, 2022.

On September 1, 2022, the Presiding Officers issued a Docket Entry with a question directed to CEI South, to which CEI South responded on September 6, 2022.

The Commission conducted an evidentiary hearing in this Cause on September 7, 2022. During the evidentiary hearing, the Commission denied the pending motions to strike; CEI South presented its case-in-chief, the OUCC and Intervenors presented their respective cases-in-chief; and CEI South presented its rebuttal evidence.

Based on the evidence of record and applicable law, the Commission now finds:

1. Summary. The Commission finds that the securitization proposed in this Cause meets the applicable requirements of Ind. Code ch. 8-1-40.5 and the rules adopted by the Commission at 170 IAC 4-10. Accordingly, the Commission: (1) approves the securitization on the terms described herein; (2) authorizes, subject to the terms of this order, CEI South to issue Securitization Bonds for reimbursement of Qualified Costs in an amount not to exceed $350,125,000; (3) authorizes CEI South to impose, collect, and receive Securitization Charges over the life of the Securitization Bonds (not to exceed 20 years) to recover total Qualified Costs, including costs incurred to issue and ongoing costs to maintain the Securitization Bonds (“financing costs”), in the amount currently estimated to be approximately $359,768,025;7 (4) approves the structure of the proposed securitization financing through an issuance advice letter process; (5) approves the encumbrance of Securitization Property with a valid and enforceable lien and security interest; (6) approves the adjustment mechanism set forth in this order to account for over-collections and under-collections of Securitization Charges and ensure recovery of amounts sufficient to provide all payments of debt service and other required amounts and charges in connection with the securitization bonds; and (7) approves the forms of tariff, as provided in this Order, to implement Securitization Charges and any credits or rate reductions to remove Qualified Costs from CEI South’s existing rates.

The Commission, having heard the evidence and being duly advised, now finds as follows:

[7]

Costs described in Ind. Code § 8-1-40.5-6(3) of issuing, supporting and servicing the Securitization Bonds, including the payments of debt service on the Securitization Bonds as well as fees, costs, and expenses payable by the Special Purpose Entity (“SPE”) under the transaction documents described herein (i.e., the Administration Agreement, the Servicing Agreement, the Purchase and Sale Agreement, the Indenture and the Amended and Restated LLC Agreement) may be adjusted pursuant to Ind. Code § 8-1-40.5-12(c). Other elements of Qualified Costs described in Ind. Code § 8-1-40.5-6(1), (2), (4) and (5), to the extent they differ from the Qualified Costs approved in this order, would be subject to Ind. Code § 8-1-40.5-12(d)(1) providing that any difference between Qualified Costs approved in this order and Qualified Costs at the time the electric generation facility is retired shall be accounted for as a regulatory asset or liability.

2. Notice and Jurisdiction. Due, legal, and timely notice of the evidentiary hearing in this Cause was given and published as required by law. Petitioner is a “public utility” as defined in Ind. Code § 8-1-2-1(a) and an “electric utility” as defined in Ind. Code § 8-1-40.5-3. Petitioner is subject to the jurisdiction of this Commission in the manner and to the extent provided by Indiana law. Pursuant to Ind. Code ch. 8-1-40.5, Petitioner may seek authority to issue Securitization Bonds, collect Securitization Charges, and encumber Securitization Property with a lien and security interest. Accordingly, the Commission has jurisdiction over Petitioner and the subject matter of this proceeding in the manner and to the extent provided by Indiana law. Petitioner supplied evidence of its compliance with the notice requirements set forth in 170 IAC 4-10-7 via proofs of publication of legal notice supplied as Pet. Ex. 1, Attachment RCL-2, and notice to customers posted to the Company’s website supplied at Pet. Ex. 1, Attachment RCL-3.

3. Petitioner’s Characteristics. Petitioner is an operating public utility incorporated under Indiana law and has its principal office at 211 NW Riverside Drive, Evansville, Indiana. CEI South has charter power and authority to engage in, and is engaged in the business of, rendering retail electric service solely in Indiana under indeterminate permits, franchises, and necessity certificates. CEI South owns, operates, manages, and controls, among other things, plant, property, equipment, and facilities which are used and useful for the production, storage, transmission, distribution, and furnishing of electric service to approximately 150,000 electric consumers in southwestern Indiana. Its service territory is spread throughout seven counties: Pike, Gibson, Dubois, Posey, Vanderburgh, Warrick, and Spencer. Petitioner is a wholly owned subsidiary of Vectren Utility Holdings, Inc. (“VUHI”), which is a wholly owned subsidiary of Vectren Corporation. Vectren Corporation is a wholly owned subsidiary of CenterPoint Energy, Inc., a holding company whose stock is publicly traded and listed on the New York Stock Exchange.

4. Background. The Securitization Act was enacted in 2021 by the Indiana General Assembly to establish a pilot program for securitization of retired electric utility assets. Utility securitization is a financial tool that may reduce the overall cost to customers due to the retirement of generation assets.

The Securitization Act enables an electric utility to use securitization, through the issuance of Securitization Bonds, secured by Securitization Property, to recover Qualified Costs associated with the retirement of certain qualifying electric generation facilities through the collection of Securitization Charges from customers of the electric utility. To be eligible for financing under the Securitization Act, an electric utility’s “Qualified Costs” must total at least five percent of its total jurisdictional electric rate base. Ind. Code § 8-1-40.5-10.

Securitization Bonds, as approved by the Commission in this Order, are “bonds, debentures, notes, certificates of participation, certificates of a beneficial interest, certificates of ownership, or other evidences of indebtedness” for issuance by CEI South, which have a term of 20 years or less and are secured by Securitization Property. Ind. Code § 8-1-40.5-7.

Securitization Property means the rights and interests of CEI South as provided for in this Order. Ind. Code § 8-1-40.5-9. The Securitization Bonds issued under this order are binding in accordance with their terms, even if the financing order is later vacated, modified, or otherwise held to be invalid in whole or in part. Ind. Code § 8-1-40.5-10(g). Furthermore, the State of Indiana has pledged that it will not take or permit any action that impairs the value of Securitization Property or reduces, alters (except as provided in Ind. Code § 8-1-40.5-12(c)), or impairs Securitization Charges to be imposed, collected, and remitted to financing parties under Ind. Code ch. 8-1-40.5 until the principal, interest, premium, and other charges incurred, or contracts to be performed, in connection with the related Securitization Bonds have been paid or performed in full. Ind. Code § 8-1-40.5-16(b).

Qualified Costs include the net original cost of the facility and any associated investments, adjusted for depreciation until retirement, costs for removal or restoration, any investment tax credits for the facility, costs of issuing, supporting, and servicing Securitization Bonds, taxes for recovery of Securitization Charges, and costs of retiring and refunding existing debt and equity securities related to the Securitization Bonds. Ind. Code § 8-1-40.5-6. Qualified Costs are recovered through Securitization Charges, as approved by the Commission in this Order.

Securitization Charges, as approved by the Commission in this Order, are non-bypassable amounts that will allow CEI South to fully recover its Qualified Costs. Ind. Code § 8-1-40.5-8. The Securitization Charges approved in this order will be charged to and collected from all CEI South retail customers and customer classes for the use or availability of electric services. Id. The Securitization Charges are irrevocable and not subject to reduction, impairment, or adjustment by further action of the Commission except as provided in Ind. Code § 8-1-40.5-10(h) (referring to a request by an electric utility for authorization to retire and refund previously authorized Securitization Bonds) and Ind. Code § 8-1-40.5-12(c) (providing a true-up mechanism whereby the Securitization Charges are reviewed at least annually to correct for any over- or under- collections and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Securitization Bonds).

5. Description of Proposed Transaction. A description of the transaction proposed by CEI South is contained in its Petition and case-in-chief. In general, the proposal consists of the following framework:

•	The Qualified Costs will be updated, trued-up, verified, and allocated among CEI South customers;

•	CEI South will create a wholly owned Delaware limited liability company subsidiary (the special purpose entity (“SPE”)), referred to as an “assignee;”[8]

•	The SPE will be designed to be a bankruptcy-remote limited purpose entity;

•	The financing order will establish the mechanism for the creation of Securitization Property;[9]

[8]	Per Ind. Code § 8-1-40.5-1, an assignee means “any individual, corporation, or other legally recognized entity to which an interest in Securitization Property is transferred.”
[9]

Under Ind. Code § 8-1-40.5-9, “Securitization Property” is defined as “the rights and interests of an electric utility, or its successor, under a financing order, as described in [Ind. Code § 8-1-40.5-11].”

•	CEI South will transfer, via a true sale, its rights in Securitization Property to the Assignee;

•	The SPE will issue Securitization Bonds to investors;[10]

•	The proceeds received by CEI South from the Securitization Bonds will be used, directly or indirectly, to reimburse CEI South’s Qualified Costs;[11]

•	CEI South will act as a collection agent or servicer for the SPE and the SPE’s right to collect and receive Securitization Charges;

•

CEI South will, at least annually, apply an adjustment mechanism to the Securitization Charges to ensure the timely and complete payment of the debt service and all other required amounts and charges in connection with the Securitization Bonds.[12]

To facilitate the proposed securitization, CEI South will form the SPE, to which the rights to impose, collect, and receive Securitization Charges along with the other rights arising pursuant to this order will be transferred. Upon transfer (in connection with the issuance of the Securitization Bonds), the rights to impose, collect, and receive Securitization Charges along with the other rights arising pursuant to this Order will become Securitization Property as provided by Ind. Code § 8- 1-40.5-7. The SPE will issue the Securitization Bonds and will transfer the net proceeds from the

[10]

Under Ind. Code § 8-1-40.5-7, “Securitization Bonds” are defined as bonds, debentures, notes, certificates of participation, certificates of a beneficial interest, certificates of ownership, or other evidences of indebtedness that: (1) are issued by an electric utility, its successors, or an assignee under a financing order; (2) have a term of not more than twenty (20) years; and (3) are secured by, or payable from, Securitization Property.

[11]

Under Ind. Code § 8-1-40.5-6, “Qualified Costs” are defined as the net original cost of the facility and any associated investments, as reflected on the electric utility’s accounting system, and as adjusted for depreciation to be incurred until the facility is retired, together with:

(1)	costs of:
(A)	removal; and
(B)	restoration, as applicable;

of the facility, any associated improvements, and facility grounds;

(2)	the applicable portion of investment tax credits associated with the facility and any associated investments;
(3)	costs of issuing, supporting, and servicing Securitization Bonds;
(4)	taxes related to the recovery of Securitization Charges; and
(5)	any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of Securitization Bonds.
[12]

Under Ind. Code § 8-1-40.5-12(c), a financing order to securitize Qualified Costs for retiring electric generation assets must include a mechanism requiring that Securitization Charges be reviewed and adjusted by the commission at least annually . . . to do the following:

(1) Correct any over collections or under-collections of Securitization Charges during the twelve (12) months preceding the date of the filing of the electric utility’s application under this section. . . .

(2) Ensure, through proposed Securitization Charges, as set forth by the electric utility in the application, the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Securitization Bonds.

sale of the Securitization Bonds to CEI South in consideration for the transfer of the Securitization Property. The SPE will be organized and managed in a manner designed to achieve the objective of maintaining the SPE as a bankruptcy-remote special purpose entity that will not be affected by any bankruptcy of CEI South, its affiliates, or respective successors. In addition, the SPE will have at least one independent manager whose approval will be required for certain actions or changes by the SPE.

The Securitization Bonds will be issued pursuant to an Indenture and a series supplement, which will be administered by an Indenture Trustee (“the Indenture” and “the Indenture Trustee,” respectively). The Securitization Bonds will be secured by and payable solely out of the corresponding Securitization Property created pursuant to this Order and any other collateral described in CEI South’s case-in-chief. Such collateral will be pledged to the Indenture Trustee for the benefit of the holders of the Securitization Bonds and to secure payment of the principal, interest, and related charges for the Securitization Bonds.

CEI South will serve as the servicer of the Securitization Bonds (the “Servicer”). The Servicer will bill and collect the Securitization Charges and remit those amounts to the Indenture Trustee on behalf of the SPE. CEI South, as the Servicer, will be responsible for filing any required or permitted true-ups of the Securitization Charges. Moreover, as the Servicer, CEI South will perform these functions for the SPE pursuant to a Servicing Agreement by and between CEI South, as the initial Servicer, and the SPE. If the Servicer defaults on its obligations under the Servicing Agreement, the Indenture Trustee may appoint a successor Servicer. CEI South will act as the initial Servicer for the Securitization Bonds and will be paid servicer fees as described in the Servicing Agreement for performing the required Servicer services.

The Servicing Agreement prohibits the initial Servicer’s ability to resign as Servicer unless (i) it is unlawful for the initial Servicer to continue in such a capacity, or (ii) the Commission provides consent and the credit rating agencies confirm that the resignation would not impact the ratings on the Securitization Bonds. Resignation of the initial Servicer cannot become effective until the successor Servicer has fully assumed all obligations to continue servicing the Securitization Bonds without interruption. The Servicer may be terminated from its responsibilities in certain cases upon a majority vote of holders of the Securitization Bonds.

CEI South has requested approval of Securitization Charges sufficient to recover the Qualified Costs as described in this Order. Securitization Charges will be calculated to ensure the collection of an amount sufficient to service the principal, interest, and related charges for the Securitization Bonds and in a manner that allocates this amount to all customers served by CEI South as provided in this order or as otherwise ordered by the Commission.

The Securitization Charges will be calculated as a volumetric rate using the budgeted kilowatt-hour (“kWh”) sales for each tariff class, with the exception of Residential (“RS”), Small General Service (“SGS”), and Demand General Service (“DGS”), which will be divided by effective sales in kWh to employ a “minimum bill” approach for these customer classes containing all of CEI South’s Net Metering (“NM”) and Excess Distributed Generation (“EDG”) customers. Off-Season Service (“OSS”) customers will also be subject to a minimum bill using the methodology employed for DGS customers. The proposed calculation is designed to ensure the Securitization Charges are non-bypassable for these classes in compliance with the Securitization Act. The Securitization Charges will be adjusted at least annually pursuant to the adjustment mechanism described below.

The Securitization Charges shall be billed until legal maturity of the Securitization Bonds, which is 20 years, and collected until the billed amounts are paid.

The Securitization Charges will become effective upon the issuance of the Securitization Bonds.

A true-up adjustment mechanism (referred to throughout as “true-up adjustment,” “true-up mechanism,” or “adjustment mechanism”), as described in Ind. Code § 8-1-40.5-12(c), and as authorized by the Commission in this Order, shall be used to make necessary corrections at least annually, to (a) adjust for the over-collection or under-collection of Securitization Charges, or (b) to ensure the timely and complete payment of the Securitization Bonds and other required amounts and charges in connection with the Securitization Bonds. In addition to the annual true-up, more frequent periodic true-ups may be performed as necessary to ensure that the amount collected from Securitization Charges is sufficient to service the Securitization Bonds and ensure timely and complete payment of other required amounts and charges in connection with the Securitization Bonds. The methodology for making true-up adjustments under the adjustment mechanism and the circumstances under which any such adjustment shall be made are described in Section 8 below.

6. Overview of the Evidence. The parties’ evidence included the following, as described in greater detail throughout this Order:

Testimony of Richard C. Leger (Pet. Ex. 1)

Mr. Leger provided an overview of CEI South’s request that the Commission issue a financing order authorizing CEI South to finance the retirement of electric utility generation assets through the issuance of Securitization Bonds. Mr. Leger also described CEI South’s planned future investments, including for the period 2022 through 2026, which exceed its Qualified Costs.

Testimony of Brett A. Jerasa (Pet. Ex. 2)

Mr. Jerasa described the proposed securitization transaction and presented an analysis showing the net present value (“NPV”) of the total Securitization Charges to be collected under this order as less than the amount that would be recovered through traditional ratemaking if Petitioner’s Qualified Costs were included in its net original cost rate base and recovered over a period of not more than 20 years. Mr. Jerasa also explained rating agency considerations associated with the securitization and explained how the true-up mechanism under Ind. Code § 8-1-40.5-12(c) will work. He also described the anticipated costs to issue and maintain the Securitization Bonds as well as the use of the proceeds from the Securitization Bonds. Mr. Jerasa sponsored the proposed form of financing order, as well as drafts of the basic documents to be used in the securitization.

Testimony of Eric K. Chang (Pet. Ex. 3)

Mr. Chang provided a brief history and overview of the securitization market, including the structural features of commercial securitization transactions. He described key structural and security features of utility securitizations and discussed structuring, sale, and pricing considerations of utility securitizations. Mr. Chang also described the rating agency process and the marketing process for utility securitizations. He described the costs of issuance associated with utility securitizations generally, and specifically the estimated costs of issuance for CEI South’s first Securitization Bonds.

Testimony of Jessica L. Thayer (Pet. Ex. 4)

Ms. Thayer addressed the criteria CEI South must satisfy for the Commission to approve the issuance of Securitization Bonds and collect Securitization Charges. In addition, Ms. Thayer sponsored the book values associated with the generation units to be retired with this securitization.

Testimony of Jeffrey T. Kopp (Pet. Ex. 5)

Mr. Kopp described CEI South’s Decommissioning Cost Study prepared by 1898 & Co. for the generation units to be retired with this securitization.

Testimony of Ryan P. Harper (Pet. Ex. 6)

Mr. Harper described the SPE to be created for purposes of consummating the securitization transactions. He also provided the accounting entries associated with the proposed securitization, described how customers will continue to receive the benefits of accumulated deferred income taxes (“ADIT”) associated with generation units to be retired through an ADIT credit, and he also calculated the revenue requirement reduction to reflect a reduction in rate base associated with Securitization Bond proceeds.

Testimony of Benjamin D. Vallejo (Pet. Ex. 7)

Mr. Vallejo addressed the specific income tax requirements that must be met for the initial securitization proceeds to be non-taxable. He also explained why there is no need to include a tax gross-up on future securitization payments in the Qualified Costs.

Testimony of Matthew A. Rice (Pet. Ex. 8)

Mr. Rice provided the calculation of the (i) Securitization Charges, (ii) an annual credit for accumulated deferred income tax associated with A.B. Brown Units 1 and 2 (the “ADIT credit”), and (iii) the securitization credit to effect removal of Qualified Costs from rate base until the next rate case order when they will be removed from current rates. Mr. Rice proposed a methodology for allocation of revenue requirements to facilitate the Securitization Charges described by Mr. Jerasa and the revenue requirement created to facilitate removal of Qualified Costs from rate base, as described by Mr. Harper. Mr. Rice also supports three tariffs: one to facilitate the securitization of Qualified Costs associated with retirement of two generation units (the Securitization of Coal Plants (“SCP”) Tariff), a temporary tariff to facilitate the removal of Qualified Costs from the existing rates (the Securitization Rate Reduction (“SRR”) Tariff), and a tariff to reflect the ADIT credit (the Securitization ADIT Credit (“SAC”) Tariff). Finally, Mr. Rice described the true-up mechanisms that will be used to make necessary corrections to adjust for the overcollection or under-collection of Securitization Charges, or to ensure the timely and complete payment of Securitization Bonds, financing costs, and other amounts due in connection with the Securitization Bonds.

Testimony of Ralph N. Zarumba (Pet. Ex. 9)

Mr. Zarumba provided testimony to describe the proposed assessment of Securitization Charges to customers, including a minimum bill mechanism and Petitioner’s proposed treatment of street lighting customers.

OUCC

Mr. Loveman provided an overview of the OUCC’s concerns with CEI South’s proposal. He opined that CEI South’s case-in-chief was severely deficient in ensuring ratepayers’ interests will be protected and represented during the post-financing order process. He introduced the concept of a “lowest cost securitization charge standard” and suggested the post-order process include certifications that the process will lead to the lowest possible securitization charge for CEI South’s ratepayers. Pub. Ex. 1, pp. 1-2.

In addition, the OUCC recommended modifications to CEI South’s requested relief, including (1) an alternative rate design proposal that applies the proposed securitization charges via the Securitization of Coal Plants Tariff (“SCP Tariff”) on the amount of electricity consumed by the customer, (2) a proposal to allocate the Securitization ADIT Credit Tariff (“SAC Tariff”) and Securitization Rate Reduction Tariff (“SRR Tariff”) in the same manner as the OUCC’s alternative proposal for the SCP Tariff, (3) an adjustment to the qualified costs to be the expected net book value (“NBV”) of the Brown Units at retirement, (4) an update to the Cause No. 44910 TDSIC-XX Tracker to reflect the updated excess ADIT credit upon issuance of a final financing order, (5) participation of the OUCC, through its technical/financial advisors, in the structuring, pricing, and marketing of the Securitization Bonds, (6) a requirement that CEI South, the OUCC and the underwriters certify that the actions taken in the structuring, pricing and marketing of the bonds have resulted in the lowest possible transaction costs in the bond issuance process, (7) a requirement to use the best practices as utilized in Texas and additional states that have implemented securitization, (8) a proposal to include the future cost of the OUCC’s advisors in the qualified costs to be included in the Securitization Bonds, (9) denial of CEI South’s proposal to defer removal and restoration costs above the amount included in the Qualified Costs for recovery in a future base rate case, (10) a proposal to calculate the SRR Credit using the Brown Units NBV, and embedded weighted average cost of capital (“WACC”) included in base rates from CEI South’s most recent base rate case, and (11) denial of CEI South’s request to earn a return at its WACC on the equity contribution to the SPE and instead allowance of a return equal to the investment returns on the account holding the contribution. Id. at 2-4.

CEI South Industrial Group

Mr. Gorman recommended certain modifications to CEI South’s proposals concerning (1) qualified costs, (2) the proposed SCP tariff adjustment, (3) the proposed SRR tariff adjustment, (4) the proposed SAC tariff adjustment, and (5) the post-order issuance process. Mr. Gorman recommended that the amount of qualified costs be synchronized with the actual issuance of the bonds and implementation of the revenue credits, and the ADIT balance should include all additional ADIT balances that may be available to the utility after the plant is fully retired and written off for tax purposes. Industrial Group Ex. 1 at 3-4. He recommended removing the contingency component of decommissioning costs from the qualified costs and adding the costs associated with handling coal ash for the retiring Brown units. Id. at 4. He advocated lengthening the maturity date for the securitization bonds to 18 years. Id. at 4, 22. He also recommended a change to the proposed rate design for Rates LP, HLF and BAMP to recover the SCP on a demand charge (per kilovolt-ampere (“kVA”)) basis rather than an energy charge (kWh) basis. Id. at 4, 23. Mr. Gorman recommended including fixed operation and maintenance (“O&M”) savings, coal and materials and supply inventories, and any property tax savings to the credit provided under the SRR Tariff. Id. at 4. He also recommended an adjustment to the credit provided under the SAC Tariff to include additional amounts of ADIT related to the Brown Units that can be recorded after the plant is written off from plant-in-service to a regulatory asset, including environmental upgrades. Id. Finally, Mr. Gorman recommended that an expert consultant be retained to represent consumer interests in the bond issuance process, specifically Saber. Id.

CAC

Mr. Inskeep recommended the Commission deny CEI South’s proposed Minimum Bill as non-compliant with the plain language of the Securitization Act, securitization best practices, and just and reasonable rates, and instead approve CAC’s proposed alternative to assess non- bypassable per-kWh-based Securitization Charges and Credits based on all customers’ gross imported electricity usage in the billing month. CAC Ex. 1 at 4.

In addition, the CAC recommended modifications to the securitization bond structure to maximize the NPV of the securitization benefits from the ratepayers’ perspective, including increasing the term from 15 years to 18 years minimum, or 19 years if feasible. Mr. Inskeep also testified that the Commission should deny a return on CEI South’s equity contribution, or, in the alternative, approve a return on the equity contribution that is no larger than the interest rate on the longest tranche of the securitization bond. He recommended modifications to allow for one or more ratepayer representatives to both observe and fully participate in the post-financing order process and decision-making. Finally, he recommended the Commission adopt a lowest cost standard and require fully accountable certifications from the lead underwriters, CEI South, and a ratepayer representative that the actual structure, marketing, and pricing of the securitization bonds resulted in the lowest Securitization Charges consistent with then-prevailing market conditions and the terms of the financing order and other applicable law. Id. at 4-6.

REI

Ms. Medine recommended that the Commission consider alternatives instead of granting CEI South’s requested relief. She urged the Commission to wait until CEI South’s new natural gas combustion turbines (“CTs”) are online before allowing CEI South to securitize the A.B. Brown plant. Reliable Energy Ex. 2 at 15. She suggested CEI South can come back later for securitization after gas units are built and the Commission has completed its review of the CT projects pursuant to its certificate of public convenience and necessity (“CPCN”) order in Cause No. 45564. Id. Mr. Nasi and Ms. Medine both concluded that CEI South’s proposal is not just and reasonable under the current energy market conditions. Reliable Energy Ex. 1 at 4; Reliable Energy Ex. 2 at 4.

7. Commission Discussion and Findings. Ind. Code § 8-1-40.5-10(b) states:

Not later than two hundred forty (240) days after the date a petition is filed by an electric utility under subsection (a) [Ind. Code § 8-1-40.5-10(a)], the commission shall conduct a hearing and issue an order on the petition. The commission shall approve the issuance of securitization bonds, the collection of securitization charges, and the encumbrance of securitization property with a lien and security interest under section 15 [Ind. Code § 8-1-40.5-15] if the commission:

(1) makes the findings set forth in subsection (d) [Ind. Code § 8-1-40.5- 10(d)]; and

(2) finds that the net present value of the total securitization charges to be collected under the commission’s financing order under this section is less than the amount that would be recovered through traditional ratemaking if the electric utility’s qualified costs were included in the electric utility’s net original cost rate base and recovered over a period of not more than twenty (20) years.

In issuing this Order, the Commission makes the findings and determinations provided below. As a preliminary matter, the Commission finds that Petitioner owns or operates electric generation facilities for the provision of electric utility service to Indiana customers, is under the jurisdiction of this Commission, and has a total of not more than 200,000 retail electric customers at the time of its petition in this matter. As such, Petitioner is an “electric utility,” as that term is defined in Ind. Code §8-1-40.5-3. The Commission further finds that Petitioner has demonstrated, in satisfaction of Ind. Code § 8-1-40.5-6, that the two electric utility generation assets to be retired as provided for under this order, A.B. Brown Generating Station Units 1 and 2, will be retired from service not later than 24 months after the filing of the Petition in this case. In addition, Petitioner has shown, in compliance with Ind. Code § 8-1-40.5-10(a), that the Qualified Costs (as determined below) are approximately $359,397,933, which is at least five percent of Petitioner’s total jurisdictional electric rate base of $1,659,751,577. Pet. Ex. 4 at 5.13 Petitioner has also demonstrated, in satisfaction of Ind. Code § 8-1-40.5-13(c), that it has not received an order from this Commission approving the recording of a regulatory asset to recover the net book value of the retiring electric utility generation assets.

In approving the requested securitization, the Commission must make certain findings and determinations, among them:

1.	The amount of CEI South’s Qualified Costs.[14]

[13]

The best estimate of the total jurisdictional rate base at the time synchronized with the best estimate of qualified costs at time of anticipated bond issuance is $1,859,485,002. Petition, ⁋ 2.C. The Estimated Total Qualified Costs amount to at least five percent of this figure as well.

[14]	Ind. Code § 8-1-40.5-10(d)(1).

2.

That the proceeds of the authorized Securitization Bonds will be used solely for the purposes of reimbursing the Company for Qualified Costs; that CEI South’s books and records will reflect a reduction in rate base associated with the receipt of proceeds from the Securitization Bonds; and that such reduction will be reflected in retail rates when the Securitization Bonds are issued.[15]

3.	That the expected structuring and the expected pricing of the Securitization Bonds will result in reasonable terms consistent with market conditions and the terms of this order.[16]

4.

That CEI South has demonstrated that it will make capital investments in Indiana in an amount equal to or exceeding the amount of CEI South’s Qualified Costs, over a period of not more than seven years immediately following the planned issuance date of the Securitization Bonds.[17]

5.

That CEI South has proposed a reasonable adjustment mechanism to reflect a reduction in CEI South’s base rates and charges upon the assessment of Securitization Charges on customer bills, removing any Qualified Costs from CEI South’s base rates, and the adjustment mechanism will provide timely rate savings for customers.[18]

6.	That CEI South’s proposal to finance the retirement of electric utility generation assets through the issuance of Securitization Bonds is just and reasonable.[19]

7.

That the net present value (“NPV”) of the total Securitization Charges to be collected under this Order is less than the amount that would be recovered through traditional ratemaking if CEI South’s Qualified Costs were included in its net original cost rate base and recovered over a period of not more than 20 years.[20]

The Commission, in this order, may approve an allocation adjustment of Qualified Costs to avoid unreasonable rates to certain customer classes, and if the Commission so approves, then such allocation adjustment must:

1.	Ensure that the adjusted allocation of Securitization Charges will preserve the rating of the Securitization Bonds and will not impair or reduce the total Securitization Charges;[21] and

2.	Be just and reasonable.[22]

[15]	Ind. Code § 8-1-40.5-10(d)(2).
[16]	Ind. Code § 8-1-40.5-10(d)(3).
[17]	Ind. Code § 8-1-40.5-10(d)(4).
[18]	Ind. Code § 8-1-40.5-10(d)(5).
[19]	Ind. Code § 8-1-40.5-10(d)(6).
[20]	Ind. Code § 8-1-40.5-10(b)(2).
[21]	Ind. Code § 8-1-40.5-10(c)(1).
[22]	Ind. Code § 8-1-40.5-10(c)(2).

In addition, this order for the securitization of CEI South’s retired electric utility assets must include:

1.	The amount of Qualified Costs to be recovered by CEI South and the period over which securitization charges are to be collected (not to exceed 20 years);[23]

2.	Terms to ensure that the Securitization Charges authorized under the financing order are non-bypassable charges payable to all customers and customer classes of CEI South;[24]

3.	A mechanism requiring that Securitization Charges be reviewed by the Commission at least annually;[25]

4.

A provision that any difference between Qualified Costs approved by the Commission and CEI South’s Qualified Costs at the time its generation assets are retired shall be accounted for by CEI South as a regulatory asset or liability;[26] and

5.

A provision that if CEI South incurs costs for removal and restoration that are greater than the amount estimated when the assets are retired, then CEI South can seek recovery of such costs through rates, and the Commission may approve such recovery if it finds the costs to be just and reasonable.[27]

A.	Findings under Ind. Code § 8-1-40.5-10(d).

i. Determination of Amount of Qualified Costs. In issuing a financing order under Ind. Code § 8-1-40.5-10(b), the Commission must determine the amount of the electric utility’s Qualified Costs. Qualified Costs are defined in the statute to mean the net original cost of the [electric generation facility to be retired] and any associated investments, as reflected on the electric utility’s accounting system, and as adjusted for depreciation to be incurred until the facility is retired, together with:

(1) costs of:

(A) removal; and

(B) restoration, as applicable;

of the facility, any associated improvements, and facility grounds;

(2) the applicable portion of investment tax credits associated with the facility and any associated investments;

[23]	Ind. Code § 8-1-40.5-10(e).
[24]	Ind. Code § 8-1-40.5-12(b).
[25]	Ind. Code § 8-1-40.5-12(c)
[26]	Ind. Code § 8-1-40.5-12(d)(1).
[27]	Ind. Code § 8-1-40.5-12(d)(2) and (3).

(3)	costs of issuing, supporting, and servicing securitization bonds;

(4)	taxes related to the recovery of securitization charges; and

(5)	any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of securitization bonds.

Ind. Code § 8-1-40.5-6; see also Ind. Code § 8-1-40.5-10(d)(1).

Mr. Jerasa presented a summary28 of the total expected Qualified Costs as of February 28, 2023:

Table BAJ-1:

Summary of Qualified Costs as of 2/28/2023

Type of Cost	Amount as of 2/28/2023
Brown 1 & 2 Original Cost	$798,297,876
Accumulated Depreciation (excluding Cost of Removal)	($534,035,130)
Cost of Removal Reserve	($6,042,788)
Regulatory Asset	$59,557,019
Estimated Total Cost to Decommission, Demolish and Restore Site	$26,771,245
Subtotal	$344,548,222
Estimated Expert Support Costs	$885,000
Estimated Cost to Issue Securitization Bonds	$4,691,778
Estimated Total Qualified Costs subject to securitization at issuance	$350,125,000
Estimated Ongoing Fees	$9,272,933
Estimated Total Qualified Costs[29]	$359,397,933

Pet. Ex. 2 at 8-9.

Mr. Jerasa explained the amount of Qualified Costs to be included in the Securitization Bond offering is estimated to be approximately $350 million, in addition to approximately $9 million in Qualified Costs associated with servicing and supporting the Securitization Bonds. Accordingly, CEI South estimates the total of Qualified Costs to be approximately $359,397,933.

Ms. Thayer provided direct testimony in support of the book values associated with the retiring electric utility generation assets (i.e., Brown Units 1 and 2), including the current and

[28]

This summary assumes that issuance of the Securitization Bonds would occur on February 28, 2023. To the extent the actual issuance is later than that date, it would cause relative Qualified Costs (all else being equal) to be approximately $2 million per month less. Pet. Ex. 2 at 29; Pet. Ex. 6 at 8 n.6. In addition, the total Qualified Costs shall be increased by the fee to be paid to the independent expert monitor discussed herein.

[29]	This estimate does not include interest on securitization bonds.

projected gross plant balances and current and projected depreciation of the assets. Pet. Ex. 4 at 5- 7; Attachments JLT-2 and JLT-3. Ms. Thayer described the current and projected depreciation reserve corresponding to the cost of removal and provided an inflation adjustment to the projected cost presented by Mr. Kopp to decommission, demolish, and restore the site of the retiring electric generation assets. Ms. Thayer also provided the December 31, 2021 Brown Units 1 and 2 original cost, accumulated depreciation (excluding cost of removal) and cost of removal balances by Federal Energy Regulatory Commission (“FERC”) Uniform System of Accounts (“USOA”) number. She explained that reused plant assets are excluded from the balances included in the summary of Qualified Costs from the table above (Table BAJ-1). Ms. Thayer provided a breakdown of retired and reused asset components in Attachment JLT-3 to Pet. Ex. 4, which also gives the projection of each of the balances forward to February 28, 2023, by incorporating projected capital additions, retirements, depreciation, and cost of removal accruals. She described the capital projection process and testified that the book depreciation rates utilized to calculate jurisdictional electric rate base and undepreciated plant balances were the depreciation rates approved in CEI South’s last base rate case (Cause No. 43839, Order issued April 27, 2011).

Ms. Thayer explained the difference between the Qualified Costs incorporated in the figures in Table BAJ-1 above and the items as they will be reflected in CEI South’s accounting records as of February 28, 2023.

Mr. Harper explained that most of the original cost associated with the retiring assets, net of accumulated depreciation, will be moved into a regulatory asset upon the issuance of a final order in this proceeding. As discussed in greater detail below, approximately $6 million of the original cost of the retiring assets will remain in plant-in-service to cover the amount of depreciation expense that will be incurred on the approximately $798 million total gross Brown Units 1 and 2 plant cost between the date of the financing order in this Cause and the date Securitization Bonds are issued, utilizing currently approved depreciation rates.

The Qualified Costs also include some of CEI South’s existing regulatory assets associated with the retiring assets. Mr. Harper explained that these regulatory assets are associated with Mercury and Air Toxics Standards (“MATS”) and dense pack investments at A.B. Brown, and include amounts for deferred depreciation, post in-service carrying costs, and the 20% deferred portion of the revenue requirement for MATS spend approved in CEI South’s Environmental Cost Adjustment (“ECA”) annual filings—Cause No. 45052 ECA XX. The total of these regulatory assets to be included in Qualified Costs is estimated to be $59 million.

Mr. Jerasa described the anticipated costs to issue and maintain the Securitization Bonds. He described the upfront costs as those costs incurred to issue the Securitization Bonds, like any public debt capital market issuance, including Securities and Exchange Commission (“SEC”) registration fees, underwriting fees, rating agency fees, legal, accounting and auditing expenses, and other fees. CEI South estimates upfront costs incurred will be approximately $4.7 million. Mr. Jerasa described each component of these upfront cost estimates, which he said were based on the experience of CEI South’s parent company CenterPoint Energy, Inc., precedent transactions, consultation with Barclays Capital, and publicly available information. He identified $885,000 in expert support costs estimated to be incurred by CEI South to engage experts and provide support in the field of securities and Securitization Bond issuances, tax, decommissioning studies, rates, and legal.

Mr. Jerasa testified that, due to the credit-enhancing structure of utility securitizations, there will be ongoing costs to service and administer the Securitization Bonds, including annual servicing fees, annual administrative fees, rating agency surveillance fees, return on CEI South’s capital contribution in connection with formation of the SPE and closing of the securitization bond offering, ongoing Indenture Trustee fees, ongoing audit fees, and other costs including independent manager fees and other miscellaneous fees incurred in the ongoing operations and management of the SPE. He estimated the total ongoing costs to be $9,272,933.

Mr. Kopp presented a decommissioning study for Brown Units 1 and 2. His study was prepared assuming the site would be used for industrial purposes. He explained that the decommissioning cost estimates were developed based on estimates of direct costs, indirect costs, and contingency. The direct decommissioning cost estimates were based on what an outside contractor, selected through a competitive bidding process, would be expected to charge CEI South to demolish the site, dismantle all equipment, address environmental issues, and restore the site to a condition suitable for industrial use, based on performing known decommissioning and demolition tasks within the set of assumptions outlined in the decommissioning study and under ideal conditions. Site-specific direct cost estimates were developed using a “bottom-up” cost estimating approach, where cost estimates are developed from scratch through the development of site-specific quantity estimates and the application of unit pricing to the quantity estimates. The quantity estimates include but are not limited to items such as tons of steel; pounds of other metals such as copper and stainless steel; tons of debris; cubic yards of concrete; cubic yards of site grading; acres of seeding; and the labor hours required to complete the decommissioning and demolition activities. Mr. Kopp did not include the cost to close ash ponds and landfills, since, as stated in his testimony, recovery of the cost of closing the ash ponds has been addressed in other proceedings, and the landfills are not anticipated to be closed. Id. at 7. Mr. Kopp estimated the total net cost for decommissioning the retiring assets to be $24,502,000 in 2021 dollars. Ms. Thayer then escalated this number to the anticipated retirement date of 2023, for total estimated costs of decommissioning of $26,771,245.

Mr. Vallejo testified that the transaction will qualify for an Internal Revenue Service (“IRS”) safe harbor (IRS Revenue Procedure 2005-62) under which the receipt of the proceeds of the Securitization Bonds and the true sale to the SPE will not create a taxable event. Mr. Vallejo testified there is no remaining investment tax credit related to Brown Units 1 and 2, and so no investment tax credit has been included in the Qualified Costs. The Securitization Charges will be taxable income upon receipt, but Mr. Vallejo explained there is no need to gross up the Securitization Charges for this income tax due to the tax deduction for interest paid on the Securitization Bonds and the presence of ADIT associated with the retiring assets. As detailed below, CEI South has developed a proposal to ensure that its customers receive the full benefit of this ADIT. Mr. Vallejo testified that, absent a change in the tax rate, there are no estimated taxes related to the recovery of Securitization Charges to include in Qualified Costs. In the event of a tax rate change, he explained the ADIT credit would need to be adjusted to reflect the resulting remeasurement.

Mr. Gorman testified on behalf of the Industrial Group that what he identified as approximately $80 million in costs related to coal-ash ponds at the A.B. Brown site, recently approved in Cause No. 45280, should be included in the proposed securitization as Qualified Costs to reflect their connection to the operation of the retiring plant and to limit the overall cost impact to ratepayers. Mr. Gorman referenced costs identified as “reused” in CEI South’s case-in-chief totaling approximately $77 million (Workpaper Supporting Attachments JLT-3 and JLT-4 to Pet. Ex. 4) and recommended the Commission require CEI South to include those costs in the Qualified Costs to be reimbursed from the proceeds of the Securitization Bonds to be issued as a result of this proceeding, thereby financing those costs in a manner that minimizes costs to its retail customers. Mr. Gorman argued that the fact that the ash handling assets will operate into the future does not mean they should not be subject to securitization as the ash handling investments are still ultimately part of a plan to handle waste from the coal plants when used to provide service. He testified that the Indiana legislature has made securitization an available option to address costs of retiring plants and therefore CEI South should be utilizing this mechanism to address the costs of handling coal ash at the Brown site to reduce costs to ratepayers.

Mr. Gorman also recommended that the contingency component of decommissioning costs be removed from the Qualified Costs. He noted that Mr. Kopp’s contingency estimate was calculated as 20% of his direct costs estimate. Mr. Gorman testified that the contingency costs are not known and measurable and cannot be reasonably estimated. He stated that, to the extent the Company’s decommissioning cost estimate needs to be trued up later, it should be dealt with when the costs are fixed, known and measurable, and not included as a component of the qualified costs.

Ms. Thayer testified on rebuttal that, not only did Mr. Gorman overstate the amount of cost “related to coal-ash ponds” for Brown Units 1 and 2, including millions of dollars of investment that relate to other generating units, but he also sought to include in qualified costs the net book value of assets that will remain in service well into the future and will therefore not be retired within 24 months of the filing of the petition in this Cause, which is required pursuant to Ind. Code § 8-1-40.5-6. Ms. Thayer explained that the $80 million referenced by Mr. Gorman refers to the construction work in progress through December 31, 2021 of $77,842,452 identified in her attachments and workpapers. She provided a breakdown of this amount, which consists mainly of costs related to the Ash Pond ($47.7 million) (approved by the Commission in Cause No. 45280); Dry Fly Ash Loading Facility ($12 million) (approved by the Commission in Cause No. 45564); Lined Process Pond ($7.6 million) (approved by the Commission in Cause No. 45564); landfill, earthwork and other pond work related to the Brown site ($4.6 million); and Rail Improvements ($2.1 million). She testified that only the $47.7 million for ash pond infrastructure is related to the Brown Units 1 and 2 ash ponds. She noted that the useful life of the ash handling facilities is not linked to the life of the coal plant and the ash handling assets will still be used and useful for at least 11 more years; operating costs will continue to be incurred, and additional future capital investment related to the ash handling facilities may be included in a future general rate proceeding. Ms. Thayer also stated that $67.2 of the $77.8 million that Mr. Gorman wanted to add to qualified costs for securitization purposes covers approved federally mandated projects pursuant to Ind. Code § 8-1-8.4, and recovery mechanisms related thereto have already been established.

With respect to the contingency included in the decommissioning costs included in Qualified Costs, Mr. Rice responded in rebuttal by referencing several cases where the Commission has dealt with decommissioning costs in the context of approving depreciation accrual rates and has included contingency in those costs. He testified that the need for contingency is equally present for the dismantlement of Brown Units 1 and 2 as it is in the case of setting depreciation rates.

The OUCC also proposed adjustments to the Qualified Costs which will be addressed below where we discuss the proper accounting treatment for purposes of securitization.

The Indiana legislature has enacted securitization to provide an option for addressing costs of retiring plants. CEI South has pursued this option to provide customers rate relief with respect to the costs of the retiring A.B. Brown Units 1 and 2 coal-fired generation facilities. The Commission may authorize CEI South to enter into securitization with respect to the qualified costs, as defined in Ind. Code § 8-1-40.5-6. The Commission is a creature of statute, and its authority is derived solely from statute. See, e.g., Indiana Bell Telephone Co. Inc. v. Indiana Util. Reg. Comm’n, 715 N.E.2d 351, 354 n.3 (Ind. 1999) (citations omitted). Unless a grant of power and authority can be found in the statute, it must be concluded that there is none. Id. Nowhere in the Securitization Act, or any other statute, is utility securitization made mandatory.

In addition, Ind. Code § 8-1-40.5-10(l) provides that

the commission may not refuse to allow an electric utility to recover qualified costs in a manner that is otherwise permissible, or refuse or condition authorization or approval of:

(1)	the issuance and sale of securities by an electric utility; or

(2)	the assumption by an electric utility of liabilities or obligations;

solely because of the potential availability of securitization bond financing.

Ind. Code § 8-1-40.5-13(b) states, “This chapter does not prohibit an electric utility from requesting, or the commission from approving, alternative methods for recovery of the costs of the electric generation facility upon retirement.”

Thus, the Industrial Group’s position that, because CEI South has brought a securitization proceeding before the Commission, the Commission may order CEI South to securitize with respect to additional costs, including costs for which recovery has already been determined in other cases, is contrary to clear statutory direction that securitization is optional and that the Commission does not have the power to order a utility to securitize, but only authorize a utility to do so. Moreover, the costs the Industrial Group has sought to include in qualified costs for purposes of CEI South’s securitization proposal have already been addressed and approved in other proceedings.30

As for the inclusion of contingency in the decommissioning costs to be included in qualified costs, this Commission has previously found it appropriate to include contingency in the context of decommissioning costs. Indiana Michigan Power Co., Cause No. 44075, at 105 (Feb. 13, 2013); Northern Ind. Pub. Serv. Co., Cause No. 43526, at 53-54 (Aug. 25, 2010); PSI Energy, Inc., Cause No. 42359, at 70-71 (May 18, 2004). The contingency component CEI South has proposed to include here is in line with what we have previously found to be reasonable, and we see no reason to depart from the rationale underlying those findings in this case. We reject the Industrial Group’s recommendation to remove contingency associated with decommissioning from the qualified costs for purposes of securitization.

[30]	See Pet. Ex. No. 4-R at 4-5 (explaining that cost recovery for the coal ash handling facilities has been decided in Cause Nos. 45280 and 45564).

The Commission determines that Petitioner’s total Qualified Costs as of February 28, 2023 consist of up to $350,125,000 of Qualified Costs to be included in the securitization bond offering at issuance, plus approximately $9,272,933 in estimated ongoing fees, for a total of approximately $359,397,933. As noted above, the total Qualified Costs will be reduced by approximately $2 million per month for every month following February 28, 2023 until the Securitization Bonds are actually issued. The components of Qualified Costs are estimates. We find that CEI South should provide a more final estimate of the Qualified Costs at the time it submits its final Issuance Advice Letter described herein. The Securitization Charges through which Qualified Costs will be recovered are subject to the true-up mechanism provided for in this order, pursuant to Ind. Code § 8-1-40.5-12(c) and variances between actual total qualified costs and the amount financed at issuance of the Securitization Bonds will be dealt with in such true-up.

ii. Securitization Bond Proceeds: Reimbursement of Qualified Costs and Rate Reduction. Ind. Code § 8-1-40.5-10(d)(2) requires the Commission to make a finding that the proceeds of the authorized Securitization Bonds will be used solely for the purposes of reimbursing the electric utility for Qualified Costs, that the electric utility’s books and records will reflect a reduction in rate base associated with the receipt of proceeds from the Securitization Bonds, and that such reduction will be reflected in retail rates when the Securitization Bonds are issued.

Mr. Jerasa testified that the immediate use of the proceeds of the authorized Securitization Bonds will be to reimburse CEI South for Qualified Costs. Mr. Harper provided the proposed journal entry to reflect this use of proceeds. Pet. Ex. 6, Attachment RPH-3, part (c). Mr. Jerasa explained that, upon receipt of the net proceeds from the securitization bond offering upon the sale of the Securitization Property to the SPE, CEI South will, (1) in the short term, reduce capitalization in line with retired generation property, and, (2) in the long term, reinvest the proceeds in capital investments. He stated that, after the net proceeds of the Securitization Bond offering are received, CEI South will retire debt at the lowest friction cost available to minimize costs and will retire intercompany promissory notes which can be redeemed at par with no premium. In addition, CEI South may redeem certain tax-exempt securities as these loans funded projects associated with the A.B. Brown property being retired. Mr. Jerasa explained that the indentures of these tax-exempt securities contain an optional redemption provision allowing for a redemption at par upon the occurrence of extraordinary events, which includes when the continued operation of the retiring assets is impracticable, uneconomic, or undesirable for any reason. Mr. Jerasa stated CEI South will evaluate the redemption of these securities based on the impact to CEI South’s cost of capital versus alternatives.

Mr. Harper described the accounting entries to be made upon issuance of the Order in this Cause, as well as upon the issuance of the Securitization Bonds. He explained that CEI South will make an initial capital contribution to fund and form the SPE, as shown on part (a) of his Attachment RPH-3, and then the SPE will issue and sell Securitization Bonds, as shown in part (b) of Attachment RPH-3. The SPE is projected to incur approximately $6 million of costs to issue the Securitization Bonds (including expert support costs), bringing the total issuance amount to approximately $350 million. CEI South will then sell the new regulatory asset to the SPE, with the purchase funded by the net proceeds of the Securitization Bond offering. Pet. Ex. 6 at 12; Attachment RPH-3, part (c).

Messrs. Harper and Rice described the mechanism for reflecting in retail rates the reduction in rate base associated with the receipt of the proceeds of the Securitization Bonds. Mr. Harper explained that when the Securitization Bonds are issued and Securitization Charges are implemented, there is a corresponding rate reduction tariff, the SRR Tariff, which facilitates removal of Brown Units 1 and 2 related charges from customer rates. The SRR Tariff is based on a revenue requirement which Mr. Harper sponsored, which is a function of (1) the Qualified Costs removed from CEI South’s rate base; (2) CEI South’s weighted average cost of capital; and (3) recovery of depreciation expense. Pet. Ex. 6 at 16. That revenue requirement is set forth below. The Qualified Costs shown here reflect a regulatory asset balance which only includes amounts associated with the MATS and not the dense pack investments.

TABLE RPH-2:

REVENUE REQUIREMENT FOR THE SRR TARIFF AS OF 2/28/2023

		2/28/2023
[1]	Brown Units 1 & 2 Original Cost	$798,297,876
[2]	Accumulated Depreciation (excluding Cost of Removal)	(534 ,035,130)
[3]	Cost of Removal Reserve	(6,042,788)

	Subtotal Qualified Cost	258,219,958
	Pre-tax weighted average cost of capital*	7.66%

	Return on rate base	19,779,649
	Plus: Depreciation and Amortization—annualized
	Depreciation Expense (excluding Cost of Removal)**	25,721,104
	Cost of Removal Expense**	1,466,855
	Amortization Expense for MATS Regulatory Asset***	1,376,761

	Depreciation and Amortization—annualized	28,564 ,719

	Revenue requirement	$48,344,368

The SRR Tariff is discussed in greater detail below.

The Commission finds that Petitioner has shown the proceeds of the Securitization Bonds will be used solely for purposes of reimbursing Petitioner for Qualified Costs. The Commission further finds that the evidence supports that the entries to be made on Petitioner’s books and records will reflect a reduction in rate base associated with the proceeds, and the proposed SRR Tariff directed herein will be implemented to reflect the reduction to rate base when the Securitization Bonds are issued.

iii. Structuring and Expected Pricing of Securitization Bonds Are Reasonable and Consistent with Market Conditions. Under Ind. Code § 8-1-40.5-10(d)(3), the Commission must find that the expected structuring and the expected pricing of the Securitization Bonds will result in reasonable terms consistent with market conditions and the terms of this Order.

Mr. Chang provided an overview of the market for securitizations and historical information regarding utility securitization transactions, including recent transactions in 2022. He described the unique characteristics of utility securitizations, which are typically supported by a “statutory credit enhancement” rather than commercial or consumer assets.

Mr. Jerasa described the statutory provisions codified in the Securitization Act that enable Petitioner to use securitization to recover “Qualified Costs” as defined in the Securitization Act. Among the key features of utility securitization permitted under the Securitization Act, Mr. Jerasa identified the following: (1) the irrevocable nature of the Securitization Charges and the true-up mechanism under the financing order, such that the Securitization Charges are not subject to reduction, impairment, or adjustment by further action of the Commission or another statute or rule, except as otherwise provided for in the Securitization Act; (2) the fact that the Securitization Charges are non-bypassable and must be paid by all existing and future electric retail customers and customer classes until the securitization bonds are paid in full and may not be avoided by CEI South’s customers; (3) the State of Indiana’s pledge that it will not take or permit any action that impairs the value of the Securitization Property, or, except as allowed under the Securitization Act (relating to true-up adjustments), reduce, alter, or impair the Securitization Charges that are imposed, collected, and remitted for the benefit of bondholders; (4) a non-impairment pledge from the Commission that the financing order and the Securitization Charges are authorized, irrevocable, and not subject to reduction, impairment, or adjustment by further action of this Commission except with respect to a request made by Petitioner under Sections 10(h) or 12(c) of the Securitization Act; and (5) a statutory requirement that the Securitization Charges must be reviewed and adjusted at least annually to correct any over- or under-collections of Securitization Charges and allow CEI South to make interim true-up adjustments at any time and for any reason in order to ensure the recovery of revenues sufficient to provide for the timely payment of all debt service, ongoing expenses, and replenishment of any draws on the capital subaccount; and generally to correct for any under-collection or over-collection true-up mechanism.

Mr. Chang testified that utility securitizations are “episodic” as they arise to address specific financing needs of the electric utility market and have historically been issued to recover costs such as rate stabilization, stranded costs, pollution control costs, early retirement of rate base generation assets, and storm recovery costs. He explained this means that the amount of utility securitizations is unrelated to the overall market capacity and investor appetite for such issuances at the time. Mr. Chang stated utility securitizations are also a well-established asset class that are broadly understood in capital markets. He testified that utility Securitization Bonds can receive high credit ratings even when the sponsor utility has entered into bankruptcy or the rating agencies have issued a downgrade of its credit, thus justifying investors’ confidence in the bonds and their ability to withstand certain stressful outcomes.

Mr. Chang presented a diagram illustrating the general structure of a utility securitization, and Mr. Jerasa provided a diagram illustrating the structure of Petitioner’s proposed securitization in this proceeding. Pet. Ex. 3 at 10; Pet. Ex. 2 at 11. Mr. Chang explained that the asset being securitized in a utility securitization is the right of a utility to bill and collect, on behalf of the SPE, a non-bypassable Securitization Charge paid by the utility’s customers in the utility’s service territory in an amount necessary to generate cash flow sufficient to pay the debt service of the bonds and other ongoing costs of the transaction. The right to bill and collect the Securitization Charge is a property right (the “Securitization Property”) authorized and created by statute and a financing order issued by the Commission. Mr. Chang noted the Securitization Property includes the right to periodically adjust the Securitization Charges through a true-up mechanism to ensure the timely collection of Securitization Charge revenues sufficient to pay debt service and other ongoing costs of the securitization.

a) Structure of the Utility Securitization. Mr. Chang provided background information on the structure of utility securitizations. He testified utility securitizations have historically been offered as amortizing structures based on an established debt service amortization schedule. The date in the amortization schedule where the principal of each Securitization Bond (or tranche of bonds) is expected to be fully paid down is known as the “scheduled final maturity date.” Mr. Chang noted that, when structuring a utility securitization, the targeted scheduled final maturity date can vary depending on the required debt service profile. It is not guaranteed, nor is it a legal obligation, for the Securitization Bonds to be fully paid down on the scheduled final maturity date. Furthermore, Mr. Chang testified that Securitization Bonds must be paid in full by the “legal final maturity date”, which is typically set approximately two years after the scheduled final maturity date and rating agencies rate the transactions assuming the utility securitization pays off by the legal final maturity date. Pet. Ex. 3 at 20. The details of CEI South’s proposed tranches, pricing, maturity, and amortization for this securitization are discussed in greater detail below.

b) SPE. Mr. Chang explained that, in utility securitizations, legal isolation, or “de-linking” of the credit quality of the issued Securitization Bonds from the credit quality of the utility (as originating company) is accomplished when the utility sells the Securitization Property to a newly established, non-recourse, and bankruptcy-remote SPE in a transaction that represents a “true sale” for bankruptcy purposes, isolating the Securitization Property from consolidation with the utility and claims by creditors of the utility. He explained the de-linking process serves to protect investors from changing credit circumstances or a potential bankruptcy of the utility. Mr. Jerasa stated the SPE is expected to be a limited liability company formed under Delaware law, but that final structure and terms will need to account for market conditions and rating agency feedback. He confirmed that CEI South will transfer the Securitization Property to the SPE via a “true sale.”

Mr. Chang testified the SPE will then issue the bonds supported by a pledge of the Securitization Property (the “primary collateral”) and certain other limited assets of the SPE (the “other collateral”) to investors (or “bondholders”). An Indenture Trustee will act on behalf of the bondholders, routinely making payments to the bondholders, paying servicer fees and other ongoing costs, and ensuring bondholder rights, created by the statute, the financing order, and the bond documents, are protected. He stated that the utility, acting as the servicer of the Securitization Property, performs routine billing, collection, and reporting duties for the SPE pursuant to a Servicing Agreement between the utility and the SPE. Mr. Chang testified the ability to segregate the collateral in a bankruptcy-remote SPE and the ability to make periodic adjustments to the Securitization Charges are critical to the rating agencies’ analysis to reach the highest possible rating category (AAA (sf)), the typical target rating in most utility securitizations.

Mr. Chang testified that the bankruptcy-remote SPE must comply with certain independent director requirements, and have a limited purpose and scope of the activities in which it may engage. The SPE must deal with its utility parent on an arm’s-length basis to ensure that it remains bankruptcy-remote from the utility parent. Mr. Chang testified the SPE can be structured as a discrete trust, or as a series trust structure which may allow for more than one issuance from the same trust. He opined that CEI South should maintain the flexibility to structure either trust structure ultimately based on market receptivity and demand.

c) Structural Protections. Mr. Chang testified the key security feature in a utility securitization is a statutorily authorized “true-up mechanism” or “true-up adjustment,” which is the primary form of credit enhancement unique to utility securitizations. The true-up mechanism at least annually adjusts the Securitization Charges billed to the utility’s customers based on projected electric consumption, collections, and expected delinquencies and charge-offs. The true-up mechanism ensures the estimated Securitization Charge collections match the scheduled payments on the securitization bonds and related financing costs. To obtain the highest possible credit rating, true-ups are typically required on an annual or semi-annual basis, although more frequent true-ups are often permitted on an as needed basis. Mr. Jerasa testified to the extent that Securitization Charges are insufficient to pay debt service on the Securitization Bonds and ongoing costs, CEI South will be able to apply for periodic adjustments to the Securitization Charges via the true-up mechanism no less frequently than annually but not earlier than 45 days before the anniversary of the issuance of the Securitization Bonds. Pet. Ex. 2 at 10- 11. In addition, CEI South proposes that the Servicer be permitted to do an interim true-up, at any time, if the Servicer projects that collections will be insufficient to pay interest, scheduled principal, and ongoing costs. Mr. Jerasa explained this “true-up” mechanism is the primary form of credit enhancement unique to utility securitization and adjusts the Securitization Charges based on projected electric consumption, collections, expected delinquencies, and charge-offs. Mr. Chang said the rating agencies will be primarily concerned with the nature and frequency of the true-up adjustments to be performed by the Servicer. The role and importance of the rating agencies is discussed in greater detail below, but Mr. Chang testified they will want to see that true-up adjustments are required to occur at least annually in the initial years and more frequently in the last year the transaction is expected to be outstanding. In addition, Mr. Chang testified more frequent true-ups should be permitted if the Servicer deems it necessary to meet debt service and other ongoing costs.

Because the true-up mechanism allows the cash flow in a utility securitization to be adjusted to satisfy the debt service of the bonds and other ongoing financing costs, Mr. Chang explained that other forms of credit enhancement that are common in commercial securitizations, such as overcollateralization, have generally not been required in utility securitizations. Mr. Jerasa testified that, based upon the advice of CEI South’s advisor and the current market conditions, CEI South does not anticipate including additional credit enhancements for this transaction (e.g., overcollateralization, letters of credit, or bond insurance). However, if circumstances warrant the inclusion of additional credit enhancement, he stated CEI South requests the flexibility to include any such credit enhancement in the utility securitization structure. Additional credit enhancement features would be included in the Issuance Advice Letter process described below.

Mr. Jerasa stated that the SPE may obtain additional credit enhancements to ensure repayment of the Securitization Bonds in the form of an overcollateralization subaccount if the rating agencies require overcollateralization to receive the highest possible credit rating on the securitization bonds, or if the all-in cost of the Securitization Bonds with the overcollateralization would be less than without the overcollateralization. He explained that overcollateralization is a credit enhancement technique in which amounts collectible in relation to a financial asset exceed the required payments on security, ensuring investors timely payment. The required amount of overcollateralization, if any, may be collected via the Securitization Charges. The overcollateralization requirement, if any, would be sized based upon input from the rating agencies indicating the amount necessary to achieve the highest possible credit rating. Any overcollateralization that is collected from consumers in excess of total debt service and other issuance costs would be the property of the SPE until returned to CEI South to be refunded to customers in a final true-up mechanism filing.

Mr. Jerasa testified CEI South may also obtain bond insurance, letters of credit, and similar credit-enhancing instruments, but only if required by the rating agencies to achieve the highest possible credit rating on the Securitization Bonds, or if the all-in cost of the Securitization Bonds with these other credit enhancements would be less than without the enhancements. He reiterated that CEI South does not anticipate requiring any external credit enhancements for this transaction and stated that, based upon current market conditions, CEI South does not anticipate being required by the rating agencies to establish an overcollateralization subaccount for this transaction. To the extent such an account is required, the exact amount and timing of its collection via the Securitization Charges would be determined before the Securitization Bonds are issued and approved through the Issuance Advice Letter process described below. In addition, the bond collateral held by the Indenture Trustee would be available as a credit enhancement. This collateral would include an equity (or capital) contribution (described below) in an amount required to obtain favorable IRS tax treatment for the transaction, as described by Petitioner’s witness Benjamin D. Vallejo (i.e., currently 0.50 percent of the initial aggregate principal amount of the securitization bonds). Pet. Ex. 7 at 6, 8. If the equity capital is drawn upon, Mr. Jerasa explained it may be replenished from future Securitization Charges. CEI South has requested that it be entitled to receive a return on its equity contribution equal to the WACC. This equity return would be paid as an ongoing cost from the Securitization Charges collected and would be distributed to CEI South on an annual basis, after payment of debt service on the Securitization Bonds and ongoing costs.

In addition to the true-up mechanism, Mr. Chang testified utility securitizations utilize a closed cash flow structure, with excess cash captured and held in an excess funds account to be used as a credit in the subsequent true-up adjustment. He stated that, typically, the only other credit enhancement in a utility securitization is the equity (or capital) contribution by the utility parent in the SPE which is usually limited to 0.50 percent of the initial aggregate principal amount of the Securitization Bonds. This equity (or capital) may be used if available cash flow is insufficient to pay debt service of the bonds and other ongoing costs. Mr. Jerasa testified CEI South expects to contribute an amount equal to 0.5% of the initial aggregate principal amount of Securitization Bonds issued as a capital contribution to the SPE, which, assuming an issuance size of approximately $350 million, is estimated to be approximately $1.8 million. As described by Mr. Chang, this cash will be deposited by the SPE with the indenture trustee in the capital subaccount and may be used if available cash flow is insufficient to pay debt service and other ongoing costs. Mr. Jerasa stated that, if cash from the capital subaccount is required to be used, revenue requirements will be trued-up and increased to replenish the subaccount to an amount equal to 0.5% of the initial aggregate principal amount of Securitization Bonds. Pet. Ex. 2 at 15. Mr. Vallejo explained that the capital contribution in the amount of at least 0.5% of the aggregate principal amount of the securitization bonds is one of the conditions for meeting the safe harbor provided under IRS Rev. Proc. 2005-62.

OUCC witness Dellinger testified that CEI South’s equity contribution to the SPE must be considered extremely low risk because the SPE structure, the nature of the collections process, and the totality of the securitization process is designed to minimize the SPE’s risk. He noted he is not aware of any default in a utility securitization offering. He testified that, with the true-up mechanism’s structure, it is hard to conceive a scenario where the equity contribution would be at risk if the bonds are paid. He testified that applying CEI South’s pre-tax WACC rate of return of 9.29% to what he called a virtually risk-free investment is not in ratepayers’ interest since the WACC represents CEI South’s risk for both the equity and the debt portions of its capital structure, both of which are higher than the risk on this equity infusion. Mr. Dellinger recommended a return equal to the actual investment returns this capital account generates, namely the returns generated by short-term, readily accessible deposits. Mr. Dellinger referred to the eight previous securitizations shown on Attachment BAJ-4 to Mr. Jerasa’s direct testimony and stated the overall average return on invested capital was 2.34% and only two of the issues were above 3%. He also referenced examples of transactions where an equity return was awarded on amounts more than the 0.5% contribution, but noted it is not anticipated that a contribution above 0.5% will be required in this proceeding.

CAC witness Inskeep testified that CEI South’s request to earn a return on its capital contribution equal to its pre-tax WACC would significantly overcompensate CEI South shareholders for the associated risk of the capital contribution. He cited nine securitization examples identified by CEI South in a response to a data request, of which four had the utility receiving approval for a return based on either the weighted average interest rate or the longest maturing tranche interest rate on the bonds. Four of the remaining examples did not allow any return on capital contributions unless they were in excess to 0.5 percent of the principal amount. He therefore recommended the Commission deny a return on CEI South’s required 0.5 percent of the principal amount to maximize benefits to ratepayers. In the alternative, he recommended CEI South be authorized a return no larger than the interest rate on the longest maturing tranche of CEI South’s securitization bond.

REI witness Medine characterized as unreasonable CEI South’s proposal to receive a return on its equity contribution to the SPE equal to its WACC, stating “there is no risk to the utility related to the securitization.” CAC Ex. 2 at 11.

Mr. Jerasa testified on rebuttal that, while CEI South continues to recommend a return equal to its WACC, it can offer an alternative in the interest of narrowing the list of disputed issues. He first explained that the approximately $1.8 million to be contributed to the SPE will be contributed by CEI South and financed by CEI South, not from the securitization bond proceeds. This is capital that would otherwise be available for utility capital investment, where CEI South would have the opportunity to earn a return. Therefore, CEI South’s request for WACC is to compensate it for the opportunity cost of the capital contribution. Mr. Jerasa stated that CEI South could agree to accept a return equal to the coupon of the longest tenor tranche of securitization bonds for the 0.5% of principal capital contribution amount. He testified that, if there is any overcollateralization required during the rating agency review to receive a AAA rating, CEI South still requests a return of WACC on that amount. This would be further capital contributed from CEI South, not from securitization bond proceeds or from customers. Mr. Jerasa clarified that CEI South does not expect to need any additional capital above the 0.5% of initial aggregate principal amount of the securitization bonds but continues to request flexibility related to overcollateralization. He noted that this alternative was similar to CAC’s recommendation. He pointed out that, of the eight examples provided by Mr. Dellinger in support of the OUCC’s proposal, six allowed a return equal to either the weighted average interest rate on the securitization bonds or the interest rate on the longest maturity tranche of securitization bonds, seeming to support the alternative he offered, and with which CAC apparently agrees.

d) Security for Securitization Bonds. Mr. Chang explained the principal security for a Securitization Bond is the Securitization Property that is sold to the SPE. Securitization Property under Ind. Code § 8-1-40.5-11 consists of the rights to impose, collect, and receive non-bypassable Securitization Charges from the utility’s customers for amounts necessary to pay principal and interest on the Securitization Bonds, as well as to pay the other ongoing costs, on time and in full. The Securitization Property includes the right to adjust the Securitization Charge at least annually, if not more frequently, through the true-up adjustment.

Non-bypassable under Ind. Code § 8-1-40.5-12 means the Securitization Charges are payable by all customers and customer classes of the electric utility, including customers that supply a portion of their own electricity demand. Under the Securitization Act, the SPE’s interest in the Securitization Charges is not subject to setoff, counterclaim, surcharge, or defense, and a financing order authorizing Securitization Charges remains in effect and unabated notwithstanding the bankruptcy of the electric utility. “Other collateral” generally consists of the trust accounts— typically consisting of a “Collection Account” and various subaccounts—established by the SPE at transaction closing to be held by the bond trustee for the benefit of the bondholders. The subaccounts will hold (i) Securitization Charge remittances pending application by the bond trustee under the “waterfall” provisions of the trust indenture (“General Subaccount”); (ii) the initial equity (or capital) contribution by the utility discussed below (“Capital Subaccount”); and (iii) Securitization Charge collections, together with earnings on the Collection Account, in excess of required periodic payments of debt service and all other ongoing costs (the “Excess Funds Subaccount”). Amounts in the Excess Funds Subaccount are used as a “credit” in future true-up adjustments to the Securitization Charge. In some securitizations, the bond trustee also creates an account to hold any Securitization Charges collected in excess of the required debt service for the purpose of providing additional credit support (any “Overcollateralization Subaccount”). Mr. Chang testified he does not anticipate that an Overcollateralization Subaccount will be required for the CEI South securitization, but recommended CEI South have the ability to include such an account should market conditions warrant.

e) Upfront Costs. As described above, Mr. Jerasa presented Petitioner’s estimated upfront costs for the proposed securitization (assuming no credit enhancement) in total amount of approximately $4.7 million (not including expert support costs), which is approximately 1.34% of the initial principal amount of the Securitization Bonds. Mr. Chang opined these upfront cost estimates are reasonable and appropriate and consistent with prior utility securitizations. He reached this conclusion by comparing CEI South’s estimated upfront costs to total upfront costs of recent utility securitization ranging from approximately 0.6-4.5 percent of the original principal amount of the utility Securitization Bonds.

f) Ongoing Costs. Mr. Chang described “ongoing costs” incurred in connection with securitization generally, while Mr. Jerasa presented a detailed estimate of the ongoing costs for CEI South’s proposed Securitization Bond issuance as described above. Mr. Chang testified these ongoing costs are expenses that are incurred on an annual basis to service the Securitization Bonds and support the operations of the SPE. He said they include, but are not limited to, servicing fees, administrative fees, bond trustee fees, legal and accounting fees, rating agency surveillance fees, other operating expenses of the SPE, credit enhancement expenses (if any) and related costs. Pet. Ex. 3 at 21-22. Mr. Chang testified ongoing costs also typically include a permitted rate of return on the utility’s invested capital, often equal to the weighted average rate of interest payable on the Securitization Bonds or the utility’s cost of capital. This return would be paid to the sponsor (CEI South) from Securitization Charges in accordance with the waterfall established in the indenture providing for the issuance of the Securitization Bonds.

g) Servicing Agreement and Servicer. As noted above, CEI South will act as the initial Servicer of the Securitization Property. Mr. Chang described the servicing function in utility securitizations generally. He explained that the Servicing Agreement between the utility and the SPE will govern certain duties the utility, as Servicer, must perform on behalf of the bondholders, including performing billing functions and collection of the Securitization Charge from customers, applying to the public utility commission for periodic true- up adjustments, remitting the Securitization Charges to the bond trustee, and providing periodic reports summarizing current aspects of the transaction. He testified servicing fees must allow the utility to recover its cost of servicing the Securitization Property to help ensure the SPE can be treated as bankruptcy-remote from the utility. Servicing fees in utility securitizations are most commonly expressed as a fixed percentage of the original principal balance of the transaction, which allows the servicing fee to remain constant over the lifetime of the transaction. He presented recent utility securitization annual servicing fee percentages, which ranged from 0.05 percent to 0.10 percent of the initial principal balance of the Securitization Bonds. Mr. Jerasa testified the proposed servicing fee for Petitioner’s proposed securitization is 0.05 percent per annum, which Mr. Chang noted is consistent with the fee percentage charged in recent utility securitization transactions.

Mr. Chang and Mr. Jerasa explained the circumstances under which a replacement or Successor Servicer might be appointed, and the anticipated servicing fee that would apply under such circumstances. Mr. Chang explained that replacement servicing fees in past utility securitizations have generally been pre-approved up to approximately 0.60 percent of the initial principal balance in the financing order to avoid any interruption in collections as a result of selecting a replacement Servicer. Mr. Jerasa testified CEI South is proposing a higher annual servicing fee consistent with market conditions at the time if a third party replaces CEI South as Servicer (with the flexibility to pay a higher fee if necessary), updated in the true-up filing. Mr. Chang explained that the difference in servicing fees for a third-party replacement Servicer reflects the potential cost and difficulty of securing a replacement Servicer that is not already involved in the customer billing and collection process. He testified the Servicing Agreement will prohibit the initial Servicer’s ability to resign as servicer unless it is unlawful for the initial servicer to continue in such a capacity. In order to continue servicing the Securitization Charges without interruption, the initial Servicer’s resignation would not be effective until a Successor Servicer has assumed its obligations. The Servicer may also be terminated from its responsibilities upon a majority vote of bondholders under certain circumstances, such as the failure to remit collections within a specified period of time. Any merger or consolidation of the Servicer with another entity would require the merged entity to assume the Servicer’s responsibility under the Servicing Agreement. Mr. Chang and Mr. Jerasa both noted that they are not aware of any utility securitization where the utility Servicer has been replaced.

Mr. Chang explained that the terms of the Servicing Agreement are critical to the rating agency analysis of the Securitization Bonds and the ability to achieve the highest credit ratings, as discussed in greater detail below. Pet. Ex. 3 at 23. He said the rating agencies will require that the Servicing Agreement generally contemplates a Servicer’s ability to remit Securitization Charges within a couple of business days of receipt or posting to the utility’s account. Id. Mr. Jerasa testified that CEI South, as Servicer, will then remit the collections of the Securitization Charges to the SPE (this is typically done routinely during each month), where the funds will be reinvested by the Indenture Trustee until interest and principal on the Securitization Bonds become due.

h) Administrative Agreement and Administrator. Mr. Chang and Mr. Jerasa described the role of Petitioner as administrator in the proposed securitization. They explained that the bankruptcy-remote SPE issuing the Securitization Bonds will have no employees. Consequently, the utility must provide administrative services to the SPE for the SPE to function as an independent legal entity. The administrative services will include, among others, maintaining general accounting records, preparing quarterly and annual financial statements, arranging for annual audits of the SPE’s financial statements, preparing all required external financial filings, preparing any required income or other tax returns, and related support. Mr. Chang noted these services are separate from the servicing obligations performed by the Servicer. He presented recent utility securitization annual administration fee data, showing a range of $50,000 to $100,000 per year. Petitioner’s proposed estimated annual administration fee of $75,000, plus reimbursement of third-party expenses, is in line with this range. The administrative fee will be collected as Securitization Charges collections and remitted to the Indenture Trustee by the Servicer and included in the ongoing costs proposed. CEI South will be paid the administrative fee in two installments on a semiannual basis on each payment date of the Securitization Bonds.

i) Bond Trustee. Mr. Chang explained the role of the bond trustee, who receives and processes Securitization Charges from the Servicer, calculates the amounts due to bondholders on each payment date, allocates collections in accordance with the priority of payments for the transaction, invests amounts on deposit in each Collection Account subaccount in eligible investments, and provides periodic reports that detail account activity and balances to various parties. He testified the bond trustee generally operates at the direction of the Servicer, as agent for the SPE.

j) Transaction Documents. Mr. Jerasa described the basic documents that would be used in the securitization. He provided copies of drafts of the following: (1) Servicing Agreement; (2) Administration Agreement; (3) Purchase and Sale Agreement; (4) Amended & Restated LLC Agreement; and (5) Indenture. Mr. Jerasa noted that as with all major transactions, there can be modifications to the draft agreements up through the ratings process and until the closing on the issuance of the securitization bonds. He testified that he did not expect the core terms of the execution versions of these agreements to change substantially from those set forth in the draft agreements. Mr. Jerasa testified that the first three of the agreements listed above are between CEI South and the SPE, which will be a wholly owned subsidiary of CEI South. The Amended & Restated LLC Agreement will be signed by CEI South as the sole member of the SPE and will govern the conduct and governance of the SPE. He stated that because all aspects of the transaction must be insulated from collateral attack in order to achieve the AAA rating on the Securitization Bonds, Petitioner is seeking an Order in this Cause that these affiliate agreements are in the public interest and that the submission of the draft agreements with Petitioner’s case-in- chief and the final agreements with the Issuance Advice Letter (discussed below) satisfies CEI South’s obligations under Ind. Code § 8-1-2-49(2).

k) Issuance Advice Letter. Mr. Jerasa described CEI South’s proposal to file with the Commission an Issuance Advice Letter, given the actual structure and pricing of the Securitization Bonds remains unknown until pricing and issuance. He explained the Issuance Advice Letter will contain the final pricing terms and updated estimates of upfront and ongoing financing costs. Importantly, the Issuance Advice Letter will confirm that the Securitization Bonds were issued in a manner consistent with the financing order and the Securitization Act. A sample form of the Issuance Advice Letter was provided as Attachment BAJ- 5 to Mr. Jerasa’s direct testimony. CEI South proposed to provide a copy of the draft Issuance Advice Letter to the Commission no later than two weeks before marketing the Securitization Bonds. Any credit enhancement provisions or other terms not described in the evidence herein would be included in that draft. CEI South would then provide a copy of the final Issuance Advice Letter within three business days after the pricing of the offering of the Securitization Bonds, to provide the Commission an opportunity to review and reject, no later than noon on the fourth business day after pricing, the Issuance Advice Letter if the Securitization Bonds were issued in a manner inconsistent with this order or the Securitization Act. Absent a rejection of the Issuance Advice Letter by the Commission, the Securitization Bonds would close on the fifth business day after pricing. Mr. Jerasa testified Petitioner will keep the Commission apprised of the pricing process and invites the Commission to appoint a representative (either a Commissioner or a senior staff member) to observe the pricing discussions.

l) Description of Utility Securitization Bonds. Mr. Chang provided an overview of utility Securitization Bonds generally. Mr. Jerasa introduced the preliminary proposed structure for the Securitization Bonds, including the balance for each tranche, along with the average life, indicative yield, scheduled final payment dates, and legal final maturity dates, among other details. Pet. Ex. 2 at 12. That information is included in his Table BAJ-2, copied below:

Table BAJ-2: Proposed Preliminary Structure

Class	Balance ($)	Coupon	Price	Yield	Treasury Benchmark	Spread (bps)	Average Life (yrs)	First Principal Payment	Last Principal Payment	Principal Payments Window	Legal Final
A-1	180,000,000	4.19%	100.000	4.188%	2.788%	140	4.97	10/15/2023	4/15/2032	0.5-9.0	4/15/2034
A-2	170,125,000	4.58%	100.000	4.579%	2.829%	175	12.33	4/15/2032	4/15/2038	9.0-15.0	4/15/2040

Total	350,125,000

Mr. Chang explained utility Securitization Bonds have traditionally paid interest on a fixed rate basis, largely dictated by the need to achieve predictable savings to utility customers, as well as the AAA(sf) ratings typically assigned to utility securitizations and the need to use complex derivative structures to achieve a floating rate. Mr. Jerasa confirmed each tranche of Petitioner’s Securitization Bonds will be fixed rate instruments, in order to ensure predictable ongoing costs.

m) Public Offering. Mr. Chang testified that most utility securitizations have been offered pursuant to an offering registered with the SEC, generally referred to as a public offering, though it depends on prevailing market conditions at the time of issuance. While Mr. Chang noted that public offerings are generally considered to be more liquid than a private placement, and therefore may be more attractive to investors, which would likely lead to lower overall costs for CEI South’s customers, he nevertheless noted that it may be important for the utility to retain flexibility to issue the Securitization Bonds in a Rule 144A (pursuant to the Securities Act of 1933) private placement transaction, which provides for certain exemptions to registration requirements, to address possible market or other disruptions that may arise, such as the recent COVID-19 pandemic.

n) Pricing; Tranches; Maturity and Amortization. Mr. Chang stated utility Securitization Bonds have historically priced off the mid-swap benchmark rate index, although more recent transactions have tended to price off a treasury benchmark. He explained that the credit spread is the incremental return required by investors over the benchmark rate to invest in a specific security – in this case, the utility Securitization Bonds. The total yield for any tranche of utility Securitization Bonds is the sum of (i) the benchmark rate and (ii) the credit spread. These spreads are used to determine the various tranches (or maturities) of Securitization Bonds to be offered and sold as well as their respective expected and final maturity dates, to minimize the cost of borrowing. Mr. Jerasa testified the benchmark rates for Petitioner’s proposed securitization are driven by the representative cost of borrowing for United States Treasury securities at different tenors.

Mr. Chang testified the maturity and amortization structure for utility securitizations varies based upon various considerations, including statutory constraints, the nature of costs being recovered, ratemaking or other regulatory considerations, and bond cash flow considerations. Pet. Ex. 3 at 25. Mr. Jerasa testified the Securitization Act requires the securitization bonds not have a term of more than 20 years, so no tranche of securitization bonds will have a legal final maturity date that exceeds this duration. However, Mr. Jerasa proposed a 15-year scheduled final payment date and a legal final maturity date of 17 years to balance customer savings with intergenerational equity issues. Mr. Chang described the quantitative and qualitative considerations that are considered when structuring the tranches of the securitization bonds, including:

•	General market conditions at the time of pricing,

•	Interest rate environment,

•	Shape of the underlying benchmark yield curve,

•	Perceived investor liquidity of the Securitization Bonds,

•	General investor risk appetite,

•	Investor maturity preferences,

•	Competing supply in the new issue market,

•	Secondary trading levels for comparable securities,

•	Relative value versus comparable securities, and

•	Issuance calendar in general.

He stated the goal of the structuring process is to design a tranche structure that will appeal to different classes of bond investors. Achieving that goal will increase the number of investors seeking to invest in that security and, in turn, obtain a lower practicable debt cost consistent with a market clearing offering, thus providing a lower total cost to the utility customers. Mr. Jerasa explained the tranches, issued on the same date, would each have their own scheduled final payment date and their own legal final maturity date occurring after the scheduled final payment date, a feature which allows for delays (due to variations in cash flows) in scheduled principal payments from the Securitization Charges. He stated the scheduled final payment date and legal final maturity dates would be determined at or shortly before issuance based on market conditions at the time. Mr. Jerasa testified the average life (or maturity) of each tranche of Securitization Bonds is a function of the weighted average timing of cash flows expected to be paid and determines the pricing benchmark used for that tranche. CEI South recommended a 15-year scheduled final payment date of the longest-termed tranche of the Securitization Bonds to balance customer savings with intergenerational equity issues. Mr. Jerasa explained the legal final maturity date of the longest-termed tranche of Securitization Bonds would be 17 years from the issuance date, before the 20-year requirement included in the Securitization Act. Typically, level payment of interest and principal on the Securitization Bonds will be payable by the SPE semiannually, according to a mortgage-style amortization schedule.

Mr. Jerasa explained the rationale for proposing a 15-year scheduled final payment date for the securitization bonds, citing the need to weigh the cost to customers, total interest paid by customers, and the generational impact the bonds can have. He stated that, while the securitization bonds can be issued for a legal maturity of up to 20 years, they are being issued to finance the retirement of generation assets that will not operate in the future. Though it is important to provide savings to customers, the longer the securitization bonds are outstanding, the greater the likelihood for intergenerational inequities. He presented a sensitivity analysis comparing the same tranche structure across three different cash flow tenors: (1) ten years, (2) 15 years, and (3) 18 years (with 12 years, 17 years, and 20 years to legal maturity, respectively). Pet. Ex. 2 at 27, Table BAJ-3. He explained that the structures with shorter cashflow tenors benefit from the lowest weighted average bond coupons and lower total interest paid as a whole. On the other hand, the 18-year structure allows for cashflows to be discounted over a longer period of time, and for a given discount rate, will typically result in the lowest NPV of costs.

Mr. Chang discussed the implications of the interest rate environment for bond issuance. While Treasury yields have risen significantly since the start of 2022 on the back of heightened expectations for the Federal Reserve to hike rates multiple times throughout 2022 and potentially into 2023, the Treasury curve has also flattened as the rise in rates has a more substantial impact on shorter dated tenors relative to longer dated tenors. He explained that the flatness of the curve has implication for both investor demand and the relative value of a given tranche of securitization bonds. He described the overall interest rate environment as relatively volatile, impacting all financial instruments, including both traditional debt financing and securitization bonds, and predicted the backdrop could be materially different at the time the transaction is marketed.

OUCC witness Sutherland advocated reducing the period between scheduled final maturity and legal final maturity from 24 months to 12 months, which he testified would increase the NPV of customers’ savings. He stated that two of the 11 utility securitizations done in the past year and a half have just one year, and his Exhibit PS-11 shows 17 transactions between April 2000 and March 2022 with a one-year period, including three CenterPoint Energy Houston Electric, LLC transactions. He testified that “by increasing the frequency of true-ups in the last year of scheduled payments, it is possible to reduce the gap between scheduled and legal final maturity to just one year with no objections from the rating agencies.” Pub. Ex. 7 at 24.

Industrial Group witness Gorman advocated lengthening the scheduled final maturity date for the securitization bonds to 18 years to lower the annual revenue requirement and reduce the NPV of costs.

CAC witness Inskeep testified that he was concerned that CEI South is “leaving money on the table” for its customers by pursuing securitization bonds with a legal maturity length that is shorter than is allowed under the Securitization Act and best practice. CAC Ex. 1 at 25. He testified that CEI South’s analysis showed an 18-year term (the maximum if a 24-month period is used between the scheduled final payment date and the legal final maturity date) would produce $68.4 million in cost savings compared to $57.5 million on a NPV basis for CEI South’s proposed 15- year term. He stated an even longer structure, such as 19 years (if a 12-month period between scheduled final payment date and legal final maturity date is used), would accordingly be even more beneficial to ratepayers. Mr. Inskeep opined that extending the period by a modest three to four years is hardly a significant “intergenerational” equity concern for ratepayers, especially when weighed against the substantial gain in overall ratepayer value, on a NPV basis, of selecting a longer bond structure. He recommended the Commission direct CEI South to utilize a securitization structure that maximizes NPV to ratepayers within the parameters authorized by the Securitization Act.

In rebuttal, Mr. Jerasa testified that CEI South continues to recommend a 15-year scheduled final payment date with a 17-year legal final maturity date, but would not object to an 18-year scheduled final payment date with a 20-year legal final maturity date since a longer maturity does increase the NPV of customer benefits. He explained that CEI South’s recommended 15-year maturity balanced the coupon (in general, the longer the tenor, the higher the coupon) and total interest paid with NPV benefit. He stated that while the slightly longer maturity of 18 years decreases the annual cost to customers and increases the NPV, it does increase the total nominal interest paid by customers by approximately $34 million.

With respect to the parties’ recommendation to shorten the period between scheduled final payment and legal final maturity to 12 months, Mr. Jerasa testified to a risk such a proposal raises. Based upon factors carefully examined by the rating agencies, he stated that CEI South’s relatively small customer count means CEI South must structure the securitization bonds to compensate for stressful collection scenarios. He cited a specific example of Moody’s report that cited a longer period than the two years proposed by CEI South as providing “sufficient cushion” where risks associated with customer count and geographic region required such longer period. Mr. Jerasa explained that more frequent true-ups would not have addressed this risk. He stated a 24-month period between the scheduled final payment and legal final maturity reduces the risk associated with the first utility securitization issuance in Indiana, and he opined that the limited number of examples provided by OUCC witness Sutherland in which a one-year period between scheduled final payment and legal final maturity is not the best example for structuring the first securitization in Indiana.

o) Rating Agencies. Mr. Chang explained the role of rating agencies in the securitization process. He testified the issuer of the Securitization Bonds (i.e., the SPE) will engage nationally recognized statistical rating organizations, otherwise known as rating agencies, to evaluate the creditworthiness of the securitization and provide credit ratings on specified classes of the transaction. He stated obtaining the highest possible ratings on the Securitization Bonds from the rating agencies is an important component of preparing for the marketing and pricing of the securitization bonds.

Mr. Jerasa discussed the importance of achieving an “AAA” rating for the Securitization Bonds, as it allows for the bonds to achieve a lower cost of debt, thereby benefitting CEI South’s customers. Mr. Chang explained that, similar to other types of securitizations, all major rating agencies have published methodologies for assigning ratings in utility securitizations. He outlined the rating agency process, consisting generally of (1) preparing and distributing an initial rating agency presentation and accompanied Securitization Bond cash flows, including cash flow stress scenarios unique to each transaction; (2) questions from each rating agency to the utility, its lead underwriter, and its legal counsel, based on the initial rating agency presentation and cash flows; (3) a legal review of the transaction; and (4) a servicing due diligence review.

Messrs. Chang and Jerasa testified that, in reviewing utility securitizations, the rating agencies will focus on key elements of the securitization legislation, the financing order, the true- up mechanism (which ensures payment of the required debt service), the non-bypassability of the Securitization Charge, and any overcollateralization or other forms of credit enhancement. Mr. Chang stated that, as the sources of payment for the transaction are limited only to the Securitization Property, the rating agencies will perform various “stress tests” on the cash flows (which vary by each rating agency) to ascertain whether interest will be paid on time and principal will be paid by the legal final maturity date. He explained that rating agencies’ stress test analysis is most commonly focused on projected versus actual consumer consumption, delinquency, and net charge-off rates. Rating agencies will also review the Securitization Charge as a percent of total customer billing to ensure it is not greater than certain predetermined thresholds. In addition, Mr. Chang stated the size and diversity of the customer base, classes within the base and the size of the Securitization Charge as a percent of the aggregate customer electric bill are important factors in the rating agency process. He described the key legal elements of the transaction rating agencies will review. He also described the important features of the financing order that will establish the foundation necessary to secure the highest possible rating from the rating agencies and the flexibility to structure the financing in a manner consistent with investor preferences at the time of pricing. To accomplish this, he identified that the financing order must:

(1) include a mechanism to ensure that the Securitization Charges will produce revenues adequate to meet scheduled debt service requirements and the other ongoing costs on a timely basis;

(2) provide provisions describing the non-bypassability of the Securitization Charges;

(3) provide adequate provisions to mitigate any potential risk to the SPE of a utility’s bankruptcy, which is accomplished via a legal “true sale” for bankruptcy purposes to a bankruptcy-remote SPE;

(4) contain a reaffirmation by the Commission of the State’s non-impairment pledge;

(5) include provisions that facilitate favorable “debt-for-tax” treatment for the securitization; and

(6) include provisions giving the utility flexibility to include additional credit enhancement and otherwise structure the tranches and other terms of the bonds to obtain the highest possible credit rating and therefore the optimal pricing through an Issuance Advice Letter process.

Mr. Jerasa provided a form of proposed financing order that CEI South requested the Commission adopt as its final decision and Order in this Cause. Pet. Ex. 2, Attachment BAJ-6. He emphasized that the precise language of the financing order is critical to obtaining the high credit rating.

Mr. Chang explained that the rating agency’s analysis will determine the amount of credit enhancement the structure will need. He also relayed the approach taken by Moody’s and S&P to assess the qualitative and quantitative impact of securitization on a company’s credit. He noted that qualitatively, Moody’s believes that the utility benefits from securitization given the immediate source of cash and that consumers benefit from lower rates due to the lower cost of capital associated with the bond coupon. Quantitatively, Mr. Chang stated Moody’s focuses its analysis on credit metrics without securitization debt for the utility since there are significant differences and benefits between securitization debt issuances and the utility’s traditional debt financing arrangements. Qualitatively, S&P views securitization as at least neutral, and generally positive for credit quality. Quantitatively, S&P deconsolidates securitized debt and associated revenues and expenses when assessing a utility’s credit as long as the structure contains a number of protective features. These include making the Securitization Charge irrevocable and non- bypassable; and that the securitization structure is an absolute transfer and holds a first-priority interest in the Securitization Charges, contains periodic “true-ups” to handle any over- or under- collections, and a reserve account to handle any temporary shortfalls.

p) Discussion and Findings. With respect to the appropriate level of return on CEI South’s capital contribution to the SPE, we find this equity contribution permits compliance with the IRS safe harbor providing for tax-exempt status in connection with the securitization, supports the credit strength of the SPE and the expected AAA rating. As such, it benefits both the customers and the Company. However, there is an opportunity cost to such investment of capital, which would otherwise be available for investments on which CEI South would be entitled to earn a return.

However, we recognize there is lower risk associated with investment in the SPE and there is evidence that a return level less than the utility’s overall return representing the risk for both the equity and debt portions of the utility’s capital structure can provide a reasonable risk adjusted rate of return. Accordingly, we find it is reasonable for CEI South to earn a return on its 0.5% equity contribution to the SPE equal to the interest rate on the longest tranche of the securitization bonds, with any contribution in excess of the 0.5% (which is possible, but unlikely based on the evidence), earning a return at CEI South’s WACC.

Several parties in this Cause advocated for a “lowest cost” or similar standard. The Securitization Act, while enumerating with specificity the findings the Commission must make with respect to various aspects of the proposed securitization, does not contain this standard. In addition, no clear definition of this standard emerged from the various testimonies proposing that we require Petitioner to achieve the lowest cost. To the extent the standard is intended to achieve a decrease to the near-term annual cost to customers and an increase to the NPV of the customer benefits, we acknowledge that the parties’ proposal to extend the maturity date of the securitization bonds to 18 years would accomplish this.

The evidence reflects that a slightly longer term for the securitization bonds of 18 years has little effect on intergenerational equity and serves to further increase the benefits of securitization for customers without creating unacceptable risk for Petitioner. Accordingly, we find the securitization should be structured with an 18-year scheduled final payment date.

Unlike extending the scheduled final payment date, the evidence reflects that shortening the period between that date and the legal final maturity creates risk that cannot be sufficiently mitigated through increased true-ups in the last year of scheduled payments. We are not persuaded that this shift in risk yields a sufficient benefit, and we therefore decline to order Petitioner to structure the securitization with a period shorter than 24 months between scheduled final payment and legal maturity.

We find that provided the final structure and terms of the Securitization Bonds remain reasonably consistent with the evidence of record after considering market conditions and rating agency feedback, the expected structuring and pricing of the Securitization Bonds will result in reasonable terms consistent with market conditions and the terms of this financing order.31 We find that Petitioner’s proposal regarding updating the Issuance Advice Letter should be approved, such that Petitioner is directed to submit an updated Issuance Advice Letter at least two weeks before marketing the Securitization Bonds. The update will include current market conditions and the decision on whether any of the credit enhancements described by Mr. Jerasa will be included. The final Issuance Advice Letter will be submitted within three business days after pricing in order to provide the Commission the opportunity to review and reject the sale no later than noon on the fourth business day. We further find that the proposed Servicing Agreement, Administration Agreement, Purchase and Sale Agreement, and Amended & Restated LLC Agreement as described herein are in the public interest and direct that Petitioner shall submit the final versions of these

[31]	The post-order process defined below affords additional timely understanding of the market conditions as issuance nears.

agreements when it submits its final Issuance Advice Letter, which submission shall satisfy the obligations to file such affiliate agreements pursuant to Ind. Code § 8-1-2-49(2). Petitioner shall submit updated forms of the foregoing agreements when it submits the draft Issuance Advice Letter at least two weeks before marketing the Securitization Bonds. It is our understanding and intention that our approval in this Order will permit the resulting transaction to be a true sale as provided under Ind. Code § 8-1-40.5-14.

iv. Capital Investments Are Equal To or Exceed CEI South’s Qualified Costs. Ind. Code § 8-1-40.5-10(d)(4) requires the Commission to find that Petitioner has demonstrated it will make, subject to appropriate approvals of this Commission, capital investments in Indiana in an amount equal to or exceeding the amount of its Qualified Costs, over a period of not more than seven years immediately following the planned issuance date of the Securitization Bonds. For purposes of the Commission’s determination, costs to purchase energy or capacity through a power purchase agreement do not constitute a capital investment for purposes of this subdivision. CEI South is a public utility organized under Indiana law with operations in the State of Indiana. Accordingly, the Commission interprets this requirement to mean Petitioner must show that it is going to make investments in its system.

CEI South witness Leger presented CEI South’s plans to invest an amount equal to or exceeding the amount of CEI South’s Qualified Costs over a period of not more than seven years immediately following the planned issuance date of the Securitization Bonds, not including amounts for purchases of energy or capacity through a power purchase agreement. Specifically, he stated CEI South plans to invest $2.7 billion in capital from 2022-2026, with such investment designed to provide reliable energy to Petitioner’s customers in Indiana. Included in that capital budget are several projects designed to support CEI South’s Generation Transition, which he described. As part of that transition, the Company plans to invest nearly $1.5 billion over the next ten years for clean energy projects including wind, solar, and natural gas fired generation. Specific to projects located in Indiana are nearly $600 million of solar projects and the combustion turbines (“CTs”) approved by the Commission in Cause No. 45564, which are projected to cost nearly $350 million.

The Commission finds that Petitioner has demonstrated it will make capital investments in Indiana over the seven years following the planned issuance of the Securitization Bonds in an amount which exceeds CEI South’s Qualified Costs as set forth in this order. The proposed investments described by Mr. Leger are not purchases of energy or capacity through a power purchase agreement, and they consist, in large part, of construction and ownership of clean energy resources described in Ind. Code § 8-1-37-4(a)(1) through -4(a)(15). Accordingly, the direction in Ind. Code § 8-1-40.5-10(d)(4) that we encourage such use of the proceeds from the securitization bonds in clean energy resources has been met by the securitization approval herein.

v. Reasonable Rate Reduction Mechanism. Ind. Code § 8-1-40.5- 10(d)(5) requires us to make a finding that Petitioner has proposed a reasonable mechanism to reflect a reduction in its base rates and charges upon the assessment of Securitization Charges on customer bills, removing any Qualified Costs from the electric utility’s base rates, and that such mechanism will provide timely rate savings for customers.

CEI South witness Harper discussed the Qualified Costs to be reimbursed from the Securitization Bond proceeds and the Qualified Costs that are currently reflected in CEI South’s base rates. Mr. Harper calculated the revenue requirement to reflect a rate reduction to facilitate removal of such Qualified Costs from rate base upon issuance of the Securitization Bonds. He explained that not all the Qualified Costs are currently reflected in CEI South’s rates, specifically the additional decommissioning costs as well as the regulatory asset associated with the dense pack assets. A total of $258,219,958 in Qualified Costs are currently reflected in CEI South’s base rates. To this, Mr. Harper applied CEI South’s approved depreciation accrual rates and the current WACC to determine the revenue requirement for the rate reduction to be implemented upon issuance of the Securitization Bonds.

Mr. Harper also described CEI South’s proposal to ensure that customers receive the full benefit of ADIT associated with the retiring assets. He proposed to reflect an additional credit to customers through a separate SAC Tariff. The beginning balance of ADIT associated with the retiring assets is estimated to be $46,157,897 on February 28, 2023. It will then amortize over the life of the Securitization Bonds using the amortization schedule presented in Pet. Ex. 2, Attachment BAJ-4. CEI South proposes to multiply the unamortized balance of ADIT each year by the then- current WACC using only CEI South’s cost of investor-supplied capital and reflect the product as an ADIT credit to be captured as a separate rate through a Securitization ADIT Credit Tariff. Throughout the life of the Securitization Bonds, the ADIT associated with the retiring assets would be segregated from all other ADIT and not included in the calculation of Petitioner’s return in future rate cases. Thus, customers would be assured of the full benefit of the ADIT associated with the retiring assets.

Mr. Vallejo testified that, in the event of a tax rate change, the ADIT credit would need to be adjusted to reflect the resulting remeasurement. Mr. Rice testified the SAC Tariff would remain in place for the duration of the Securitization Charge until the remaining ADIT balance is fully amortized. Mr. Rice explained that the SRR Tariff will be effective upon implementation of the Securitization Charges and is meant to remain in place until an order is received in CEI South’s next general rate case. He described the basis for allocation of revenue requirements to each rate schedule for the SRR Tariff, stating CEI South proposes to first allocate a portion of the revenue requirement for street lighting, equal to the amount included in the Securitization Charges. Mr. Rice testified CEI South will then allocate the remaining revenue requirement in the SRR based on the four coincident peak (“4CP”) allocation factor percentages as approved by the Commission in Cause No. 43354 MCRA 21 S1. He stated the securitization rate reductions should be allocated to each tariff class based upon the same 4CP allocation factor percentages used to develop the Securitization Charges. Mr. Rice presented the proposed SRR allocation for each class. Pet. Ex. 8 at 13-14, Table MAR-3. He provided the calculation of the SRR rate for each of the tariff classes, consisting of the SRR amounts allocated to each tariff class divided by that class’s 2023 budgeted annual kWh to produce the $/kWh rate, consistent with the calculation of the proposed Securitization Charges. Id. at 14, Table MAR-4.

Mr. Harper provided the accounting entries supporting the annualized impact of the SRR Tariff. Mr. Rice testified that a portion of the ADIT credit would be allocated first to street lighting customers based on 0.45% of expected sales as further described by Mr. Zarumba. The remaining revenue requirement in the SAC Tariff will be allocated based on the same 4CP allocation factor as for the SCP and SRR Tariffs.

Mr. Rice also explained how variances will be treated in the SRR and SAC tariffs. He stated the over- or under-recovery variance will be determined by comparing actual rate reduction provided to customers, to the approved rate reduction from the SRR for the same period. Actual rate reduction represents returned SRR proceeds from CEI South’s customer billing system by month and by rate schedule for this period. He explained the over- or under-recovery variance will be determined by month and by rate schedule. He stated that while the specific identification of the variance by rate schedule will be tracked, if the rate reduction to customers exceeds the revenue requirement in the prior period, the difference will be collected from all customer classes in the true-up period based on 4CP allocation regardless of how each rate class contributed to the exceedance in rate reduction. Likewise, if less rate reduction is provided to customers than what was owed in the prior period’s revenue requirement, the difference will be returned to all rate classes based on 4CP, regardless of how each class was affected. He said the same process will be followed for the SAC Tariff.

Multiple parties recommended adjustments to the rate reduction proposed by CEI South.

OUCC witness Blakley recommended the net book value of the Brown Units for purposes of calculating the SRR credit be based upon CEI South’s most recent base rate case, including the embedded WACC. He testified that using the net book value of the Brown Units as of June 30, 2009 (the test year cutoff in CEI South’s last base rate case, Cause No. 43839) would reflect what customers are paying for these investments. Mr. Blakley’s recommendation would increase the SRR credit to $64,019,216 as compared to the $19,779,649 proposed by CEI South.

Mr. Gorman testified that the SRR credit should be increased to reflect (1) coal and materials and supply inventories for Brown Units 1 and 2 that will no longer be needed for operation, (2) fixed O&M costs that will be avoided by CEI South after the units are retired, and (3) property tax expense included in rates that will no longer be incurred. He estimated the amount of costs that should be included in the SRR credit of an annualized amount of $31 million, which he maintained was understated because it does not capture base rate amounts associated with coal and material supply inventory or reductions in property taxes. Mr. Gorman referred to proceedings for AES and I&M (Cause Nos. 45502, 45546, and 45576) where the Commission has adopted mechanisms to reflect the reduction in a utility’s cost of service upon the retirement of a generating facility between rate cases.

REI witness Medine recommended that all costs related to the operation of Brown Units 1 and 2 that are recovered in base rates that are not incurred be netted out of book value to determine the securitization amount. She stated that, if CEI South argues that base rates should only be adjusted following a rate case, the Commission should reduce CEI South’s A.B. Brown recovery (whether securitized or not) by the recovered but not incurred amounts related to the A.B. Brown plant, as these costs were not used and useful utility property that should be recovered in rates.

On rebuttal, CEI South rejected the parties’ recommendations as exceeding the removal of qualified costs from current rates and thus going beyond the statute.

Mr. Jerasa responded by first pointing out that securitization already has a significant negative earnings impact on the Company. He testified that it is not helpful for a voluntary pilot program when parties advocate that the financial impact should be even worse than what is provided by the statute. Mr. Jerasa distinguished this case from that of the settlements in the AES and I&M proceedings cited by Mr. Gorman, noting the specific statutory requirement to “remove any qualified costs from the electric utility’s base rates.” He testified that qualified cost is specifically defined in the Securitization Act and the definition has no connection to changes in cost of service between rate cases. CEI South witness Rice testified that, when the securitization bonds are issued, Brown Units 1 and 2 are expected to run for approximately an additional five to six months, during which time CEI South will continue to incur fixed O&M costs. He stated that any reduction in fixed O&M expense will be properly evaluated in the next rate case (which must be filed before expiration of CEI South’s existing TDSIC plan at the end of 2023), where the Commission can consider CEI South’s total costs to provide service as a whole. He noted that, since its last rate case, CEI South has under-earned on its investments by $273 million dollars.

Industrial Group witness Gorman also disagreed with a portion of the calculation of the proposed ADIT credit. He questioned whether there were any ADIT associated with the regulatory assets included in Qualified Costs. He also questioned whether there was the potential for a tax write-off when these regulatory assets are written off. Finally, he recommended that additional ADIT that is created when the remaining Brown tax basis is written off upon securitization and any additional ADIT created if the regulatory assets can be written off for tax purposes should also be reflected in the ADIT credit. He recommended various reporting requirements to confirm that no tax benefit is retained by CEI South. Finally, he recommended that the ADIT should continue to be reflected in CEI South’s capital structure for ratemaking purposes as zero cost capital.

Mr. Vallejo testified that Mr. Gorman’s recommendations should be rejected. He first responded to Mr. Gorman’s recommendation that ADIT continue to be reflected in the capital structure at zero cost. He testified that the ADIT credit reflects the ADIT as a rate base offset to match how the Brown ADIT is reflected in the NPV analysis. If the ADIT is being reflected as a rate base offset through the ADIT credit, he testified it would be double counting to also include it in the capital structure. He also testified that there is no ADIT associated with the Brown regulatory assets that are included in Qualified Costs and that it is not anticipated one will be created by securitization. Finally, he testified that, assuming the securitization satisfies the IRS safe harbor, there will be no tax impact from receipt of the securitization bond proceeds; however, the actual securitization bond payments received from customers will be taxable income to CEI South. That taxable income will be offset by interest expense, ADIT that has been booked to date and which has been reflected in customer rates, and the tax loss created upon abandonment, which has not previously been reflected in customer rates. He testified that it would be improper to include the ADIT created upon abandonment in the ADIT credit, because this is ADIT that has never been collected from customers. If it is to be included, he testified that the securitization bonds should be grossed up to include the income tax incurred upon receipt of the securitization payments.

Under Ind. Code § 8-1-40.5-10(d)(2), the Commission must find that the utility’s books “will reflect a reduction in rate base associated with the receipt of proceeds from the securitization bonds, and that such reduction will be reflected in retail rates when the securitization bonds are issued.” The plain language of this section refers to reducing rate base, specifically refinancing the rate base at a lower cost and providing the associated savings to ratepayers, not passing back O&M costs to ratepayers following retirement of the Brown units. We find the appropriate amount for calculating the reduction is the net book value of the retiring facility on the utility’s books. Were we to accept OUCC witness Blakley’s proposal to use the net book value of Brown as of June 30, 2009, such a finding would flow through to our finding on the qualified costs, driving the amount of the bond issue significantly higher unnecessarily, and create misalignment with the amount being refinanced.

Under Ind. Code § 8-1-40.5-10(d)(5), the Commission must also make a finding that:

(A) the electric utility has proposed a reasonable mechanism to reflect a reduction in the electric utility’s base rates and charges upon the assessment of securitization charges on customer bills, so as to remove any qualified costs from the electric utility’s base rates; and

(B) the mechanism will provide timely rate savings for customers.

Ind. Code § 8-1-40.5-6 defines “qualified costs” to include

the net original cost of the [retiring] facility and any associated investments, as reflected on the electric utility’s accounting system, and as adjusted for depreciation to be incurred until the facility is retired, together with:

(1) costs of:

(A) removal; and

(B) restoration, as applicable;

of the facility, any associated improvements, and facility grounds;

(2) the applicable portion of investment tax credits associated with the facility and any associated investments;

(3) costs of issuing, supporting, and servicing securitization bonds;

(4) taxes related to the recovery of securitization charges; and

(5) any costs of retiring and refunding the electric utility’s existing debt and equity securities in connection with the issuance of securitization bonds.

We reject the recommendations of the Industrial Group and REI to require the SRR credit to include items that are not defined as qualified costs by Ind. Code § 8-1-40.5-6, including O&M expense, the cost of coal, materials, and supplies, and property tax expense.

Qualified Costs are defined as including “taxes related to the recovery of securitization charges.” Ind. Code § 8-1-40.5-6(4). Taxes that CEI South incurs when it receives securitization bond payments are plainly part of Qualified Costs. CEI South has not proposed to include these taxes in its proposed bonds, provided that its proposed ADIT Credit is approved, which does not reflect ADIT to be created in the future and which has never been reflected in customer rates. We agree with Mr. Vallejo that if the future ADIT were to be included in the ADIT Credit, Section 6 requires us to include in Qualified Costs the amounts that CEI South has not included. We therefore reject Mr. Gorman’s recommendations. We also find that the ADIT associated with Brown should be separated from the remaining ADIT reflected in CEI South’s books and records, and that the Brown ADIT should no longer be included in CEI South’s capital structure for ratemaking purposes.

The Commission finds that CEI South’s proposed SRR Tariff is reasonable and will reflect a reduction in CEI South’s base rates and charges upon the assessment of Securitization Charges on customer bills, so as to remove Qualified Costs from CEI South’s base rates. The Commission further finds that CEI South’s proposed SRR Tariff along with the SCP Tariff and SAC Tariff constitute a reasonable mechanism to provide timely rate savings for customers.

vi. CEI South’s Proposal Is Just and Reasonable. Ind. Code § 8-1- 40.5-10(d)(6) requires that this Commission find Petitioner’s proposal to be just and reasonable.

REI witness Nasi testified that, based upon his observations and experience, CEI South’s proposal is not just and reasonable under the current energy market conditions. He opined that it is critical to look at the justification behind the securitization, particularly whether the need for securitization was created by the utility’s own decision or something out of the utility’s care and control. He asserted that CEI South’s securitization proposal is quite different from the justification for securitization that has been evaluated by other states’ public utility commissions. He referenced examples of securitizations for an “act of God” or for regulatory changes outside of the utility’s control and said that because CEI South’s securitization proposal is not driven by an act of God or a decision outside of CEI South’s control, it deserved “special attention” from the Commission to determine whether it is just and reasonable.

Mr. Nasi also argued that CEI South’s proposal should be examined in terms of rate impact and implications on service reliability and resilience. Mr. Nasi called securitization a drastic measure that should not be used unless it is absolutely necessary. Mr. Nasi testified the “just and reasonable” standard is related to whether the decision leading to the outcome was prudent. He argued that, in making the “just and reasonable” determination required under Ind. Code § 8-1- 40.5-10(d)(6), the Commission should evaluate (a) the current and anticipated financial and energy market conditions surrounding the proposal; (b) the rate impacts of the proposal; (c) the proposal’s impact on customer service, including reliability and resilience; and (d) the extent to which, if approved, the proposal creates an irreversible course with no “off ramps” to mitigate adverse and unintended consequences from unexpected changes.

Mr. Nasi testified the Commission must evaluate the current supply available within the electric grid as a whole. He concluded that the securitization bonds proposed by CEI South are not justified given the current conditions of the U.S. energy market. He referenced inflationary concerns in the U.S. and global financial markets and opined that current and anticipated conditions in the financial and energy markets create the possibility that rate benefits to ratepayers from securitization may be diminished or eliminated. He stated a concern that customers have no way of knowing what the final rate impact of securitization will be because, in his opinion, CEI South has provided a moving target of customer rate impacts.

Mr. Nasi also advocated for the Commission to “fully assess the reasonableness of CEI South’s planned retirement” of Brown. He opined that CEI South has failed to provide even a cursory analysis of the reliability impacts of the proposed asset retirements. Mr. Nasi opined that this proceeding is the last chance the Commission has to evaluate the prudence of the retirement decisions elected by CEI South. He urged the Commission to consider the impact of CEI South’s proposal on reliability and the impact in concert with other planned retirements, including those that are likely to follow in coming years because of securitization. Mr. Nasi discussed what he characterized as the unintended consequences of approving retirements through securitization.

Mr. Nasi recommended alternative courses of action, including extending the use of coal at the A.B. Brown Units 1 and 2 through dry handling conversion or unit retrofits. He also argued that CEI South is using environmental issues as a pretext so that it can retire assets early and also earn returns on new generation investment. He argued that, if CEI South’s approach is allowed, securitization can be utilized as a mechanism to bypass a more formal prudence review of asset retirements.

Mr. Nasi concluded that CEI South’s securitization proposal does not produce clear benefits to customers through lower rates; it creates consequences that diminish the reliability and resilience of the electric grid; it is riddled with uncertainty given the current and anticipated unfavorable conditions in the financial and energy markets; and, if approved, it is irreversible and non-bypassable.

REI witness Medine recommended that the Commission wait until CEI South’s new CTs are online before allowing CEI South to securitize the A.B. Brown plant.

CAC witness Inskeep offered testimony related to the Commission’s “just and reasonable” finding under the Securitization Act, stating that just and reasonable securitization charges and credits are those that provide the best value to ratepayers on a NPV basis. Conversely, he stated, it would be unreasonable for the Commission to allow CEI South to use a structure, marketing, and pricing that benefitted CEI South and its underwriter(s) to the detriment of ratepayers with higher Securitization Charges and foregone net benefits. For this reason, he argued that the use of a lowest cost standard is just and reasonable and will minimize the financial burden on CEI South’s ratepayers.

On rebuttal, CEI South witness Leger testified that CEI South believes securitization can work in favor of its customers and be the beneficial tool the General Assembly intended, but there are limits on what the Company is willing to endure to get this done for its customers. He stated CEI South cannot accept a rate reduction that goes beyond what the statute contemplated, nor can it accept being forced to use securitization to recover investments that he characterized as not properly within the scope of the statute and for which CEI South has already have been granted recovery. He stated that CEI South cannot accept being forced to allow the OUCC and intervenors who authored these requests to join at the negotiating table at the jeopardy of the entire transaction, without significant guardrails.

On rebuttal, Mr. Jerasa stated that CEI South’s customers will benefit from paying a lower rate (the securitization bond coupon) versus traditional ratemaking. He said that this value is captured in the NPV analysis discussed below and estimated as a net benefit to customers of $57.5 million at the time of filing. CEI South benefits by receiving the money up front from the retired coal plant assets, reinvesting the funds in Indiana, and improving its credit profile by reducing risk. He testified that CEI South has made a proposal aimed at creating a sustainable process that balances the interests of all parties and reduces any associated risks involving securitization. He stated that, where parties have suggested processes that will make the marketing more cumbersome than has existed for utility securitizations in other states or have suggested rate reductions beyond what the Securitization Act provides, they create a real and substantial risk that there will be no Securitization Bonds actually sold. That would yield no benefits from this pilot program other than demonstrating how not to do it and it would cost the Company’s customers the NPV benefit that no one disputes is provided by securitization.

CEI South witness Rice responded to the testimony of REI witnesses Medine and Nasi regarding the prudency of retiring Brown Units 1 and 2 and whether this Commission should approve CEI South’s proposed securitization. He testified that the prudency of whether or not to retire A.B. Brown was central to the requested certificate of public convenience and necessity (“CPCN”) that was granted by the Commission in Cause No. 45564. He noted that Brown Units 1 and 2 cannot run until 2028 without major upgrades, as was explained in detail in Cause No. 45564. He noted that the Indiana General Assembly has specifically authorized securitization to be used in the context of generation transition and cited examples from other states where securitization was used in similar contexts. He stated that none of the issues Mr. Nasi argues should be evaluated by the Commission to determine whether CEI South’s proposal is just and reasonable are included in the findings to be enumerated in the statute or in the Commission’s rules related to securitization proceedings in 170 IAC 4-10. Mr. Rice testified that the place to consider those issues, and where they were considered, was within CEI South’s Integrated Resource Plan (“IRP”) process, when CEI South made the decision to retire A.B. Brown Units 1 and 2. CEI South provided an extensive analysis of its decision to retire A.B. Brown Units 1 and 2 in its 2019/2020 IRP, which was filed in June of 2020. In addition, Mr. Rice testified the retirement of A.B. Brown Units 1 & 2 has been extensively discussed in previous Commission proceedings—most recently in CEI South’s request to construct two new gas combustion turbine facilities in Cause No. 45564.

Mr. Rice also addressed Mr. Nasi’s claim about the “moving target” of customer bill impacts, noting that Mr. Nasi had inaccurately quoted the high-level estimate for bill impact included in Cause No. 45564, CEI South’s request for a CPCN for two CTs. He explained that the two largest factors driving the difference between that high-level estimate and the estimated $5 per month benefit presented in this Cause are the $59.6 million regulatory asset included as a qualified cost in this case (not identified for inclusion at the time of Cause No. 45564) and an increase in the expected coupon rate of the securitization bonds from what was included in Cause No. 45564.

In determining whether CEI South’s securitization proposal is “just and reasonable,” we look primarily to the statutory authority governing the proceeding at hand and whether the object of that statute is achieved through CEI South’s proposal. With the conditions and modifications described elsewhere in this order, we find that it is.

Based upon the evidence of record and as discussed herein, this Commission finds that Petitioner’s proposed SRR Tariff, SAC Tariff, and SCP Tariff provide a mechanism to allow customers to realize timely rate savings. We have found that the ultimate proceeds of the Securitization Bonds will be used solely for the purposes of reimbursing the electric utility for Qualified Costs. We have also approved Petitioner’s proposed accounting entries that will ensure its books and records will reflect a reduction in rate base associated with the receipt of proceeds from the Securitization Bonds. We have also found that Petitioner has demonstrated that the expected structuring and the expected pricing of the Securitization Bonds will result in reasonable terms consistent with market conditions and the terms of this order. Finally, we have found that Petitioner has shown it intends to make capital investments in Indiana that will equal or exceed its Qualified Costs.

We find that, in order to be “just and reasonable” within the meaning of Ind. Code § 8-1- 40.5-10(d)(6), a securitization proposal must present the type of “win-win” that CEI South has used to characterize securitization. If only the utility “wins,” and there is no demonstrable customer benefit, the proposal will fail to meet the just and reasonable standard. In the same vein, if only consumer parties “win” and there is no benefit to the utility, the proposal fails and would likely not be pursued. The many enumerated findings required by the Securitization Act ensure there are benefits on both sides, and in the absence of some showing of a detriment that could fairly be said to have not been contemplated by the legislature when adopting the required findings within the Securitization Act, a proposal that meets the statutory requirements — as does CEI South’s proposal here with the modifications contained in this Order — is one we are persuaded is “just and reasonable.”

What is not required by the securitization statute for a finding that the utility’s proposal is “just and reasonable” is a prudency review of CEI South’s generation transition plan, something that the Commission has examined in several other proceedings, including the retirements that have prompted the Company to pursue this securitization. We agree with Petitioner that this case is not about the decision to retire A.B. Brown Units 1 and 2; it is about CEI South’s plan to mitigate the ratepayer impact of that decision by financing the remaining qualified costs related to the retirement of A.B. Brown Units 1 and 2 through securitization bonds rather than recovering those costs through traditional ratemaking practices. The evidence of record discussed throughout this order and our associated individual findings on the statutory requirements support an ultimate finding that Petitioner’s securitization proposal is just and reasonable under the terms approved.

B. NPV of CEI South’s Total Securitization Charges (Ind. Code § 8-1- 40.5-10(b)(2)). In order for the Commission to approve the issuance of Securitization Bonds, the collection of Securitization Charges, and the encumbrance of Securitization Property with a lien and security interest, Ind. Code § 8-1-40.5-10(b)(2) requires the Commission to find that the NPV of the total Securitization Charges is less than the amount that would be recovered through traditional ratemaking if CEI South’s Qualified Costs were included in its net original cost rate base and recovered over a period of not more than 20 years.

CEI South witness Jerasa presented a schedule comparing the NPV of the total of the proposed Securitization Charges with the NPV of the recovery of the Qualified Costs through traditional ratemaking, over a period not to exceed 20 years. Pet. Ex. 2, Attachment BAJ-3. He also provided schedules and supporting documentation for the estimated numbers relied upon to support the case-in-chief, including all assumptions used in any NPV calculation. Pet. Ex. 2, Attachment BAJ-4.

Mr. Jerasa explained the calculation of the revenue requirement associated with traditional ratemaking, which calculated the estimated retiring assets’ year-end rate base for the years 2023- 2033 and applied CEI South’s current pre-tax rate of return to establish the annual return on rate base. This was added to depreciation and the amortization of the regulatory asset described by Mr. Harper to calculate the annual revenue requirement if CEI South did not pursue securitization. Mr. Jerasa’s traditional ratemaking analysis assumed recovery of depreciation and a return for the retiring assets through 2033, which is an extremely conservative assumption. As summarized above, CEI South witness Thayer described the original cost, accumulated depreciation, and cost of removal reserve, and Mr. Harper described the regulatory asset. The pre-tax rate of return used to calculate the return on rate base is 9.29%, which is CEI South’s pre-tax WACC calculated with pre-tax debt and equity components only as of December 31, 2021. The same pre-tax rate of return was used as the discount rate for the NPV analysis. Mr. Jerasa explained the deferred taxes were treated as an offset to rate base for the NPV analysis for simplicity’s sake, and the pre-tax WACC was used for the discount rate since the NPV analysis should include the full return on and of rate base otherwise required if the assets were to remain after 2023.

Mr. Jerasa described how CEI South intends to calculate the revenue requirement for Securitization Bond payments. He stated CEI South will estimate the periodic revenue requirement for an upcoming collection period (i.e., the period covering a collection period’s next two Securitization Bond payments), consisting of any scheduled principal and interest payments, amounts to cover the ongoing expenses detailed above, taxes, and any amount needed to replenish the capital subaccount to its required level. He said any excess funds collected in prior periods will offset this periodic revenue requirement. In addition, the revenue requirement will be adjusted for any projected over- or under-recovery of costs in the collection period that will be completed at the time of the true-up adjustment. A forecast for the annual revenue requirement over the proposed 15-year expected life of the Securitization Bonds was presented in Petitioner’s Exhibit No. 2, Attachment BAJ-2. CEI South estimated the revenue requirement on an annual basis to be approximately $32.9 million. The revenue requirement is equal to the annual principal payments, interest payments, and ongoing costs to service the Securitization Bonds over the proposed 15- year scheduled final payment date.

The securitization financing analysis assumed a 15-year scheduled final payment date for the Securitization Bonds and a weighted average coupon rate of 4.46%. (As noted above, we have approved an 18-year, not 15-year, financing period.)

Mr. Jerasa’s NPV analysis showed that the cost to customers on a present value basis of recovering the total Securitization Charges (estimated to be approximately $249 million, reduced further by approximately $21 million for the ADIT credit) will be less than the amount that would be recovered through traditional ratemaking methods if the Qualified Costs were included in CEI South’s net original cost rate base and recovered over a period of not more than 20 years (estimated to be approximately $286 million). Pet. Ex. 2 at 27 and Attachment BAJ-3. Mr. Jerasa stated that, by issuing the Securitization Bonds for the Qualified Costs, customers will avoid the cost of traditional ratemaking, including the capital return on the decommissioned plant. In addition, the Qualified Costs are spread over 18 years versus the ten-year assumption with traditional ratemaking, which decreases the annual impact on customers’ bills. Mr. Jerasa estimated the securitization would result in overall savings to customers in the amount of $57.5 million on NPV basis. He explained that this assumes that issuance of the Securitization Bonds will occur on

February 28, 2023. As explained by CEI South witness Harper, to the extent the actual issuance is later than that date, it would cause relative Qualified Costs (all else being equal) to be approximately $2 million per month less. Through the Issuance Advice Letter process, CEI South will provide an updated net present value analysis, which will reflect the actual Qualified Costs. Mr. Jerasa testified that any delay from February 28, 2023 for bond issuance, however, will not cause the net present value of the Securitization Charges to exceed the net present value under traditional ratemaking.

There were disagreements among the experts regarding the best method for calculating the NPV savings. However, we do not find these differences to affect our findings regarding the statutorily required analysis, as even under the various methods provided, the result remains an advantage to the customer. Accordingly, the Commission finds that the NPV of the total Securitization Charges to be collected by Petitioner under this order is less than the amount that would be recovered through traditional ratemaking if Petitioner’s Qualified Costs were included in its net original cost rate base and recovered over a period of not more than 20 years.

C. Allocation of Qualified Costs Under Ind. Code § 8-1-40.5-10(b) and (c). CEI South witness Rice described CEI South’s proposal to allocate the revenue requirement for the Securitization Charges based on the 4CP allocation factor percentages approved by the Commission in September 2020 in an Order in Cause No. 43354 MCRA 21 S1 (“MCRA 21 S1 Order”). He testified the Securitization Act allows for adjustments to allocations outside of base rate proceedings to “avoid unreasonable rates to customers in customer classes that have experienced material changes in electric load or in the number of customers.” Ind. Code § 8-1- 40.5-10(c). CEI South’s last base rate case was in Cause No. 43839, with the Commission issuing an Order in April 2011 (the “43839 Order”). The 4CP allocation factor percentages proposed for the Securitization Charge were approved after the 43839 Order due to “material changes in electric load [and] the number of customers” in one of CEI South’s customer classes. Therefore, Mr. Rice opined that the application of the 4CP allocation factor percentages approved in the MCRA 21 S1 Order to allocate the Securitization Charge revenue requirement and SRR is appropriate, and consistent with Ind. Code ch. 8-1-40.5. Mr. Rice presented the estimated revenue requirement for the Securitization Charges by each tariff class under this allocation methodology. He also presented the calculation and allocation of the ADIT credit discussed previously.

CEI South witness Zarumba testified that, in his experience, Securitization Charges are generally consumption based (kWh), consistent with CEI South’s proposal in this proceeding. He explained CEI South’s proposal to use a “minimum bill” mechanism to place a floor on the level of consumption to which the Securitization Charges are applied to ensure the Securitization Charges are applied to all customers and customer classes in accordance with Ind. Code §§ 8-1- 40.5-8 and -12(b). He stated in most cases the Securitization Charges will be assessed based on metered kWh; however, for residential, SGS, DGS, and OSS customers, a minimum bill mechanism will be applied. Mr. Rice stated these four customer classes contain all of CEI South’s Rider Net Metering (“Rider NM”) and Rider Excess Distributed Generation (“Rider EDG”) customers.

Mr. Zarumba explained the minimum bill mechanism will be applied to the greater of the metered usage or the minimum bill quantity (kWh). He testified that CEI South is proposing to set the minimum bill threshold at the tenth percentile of average monthly kWh for the Residential, SGS, and DGS customers based on calendar year 2021 data. The tenth percentile of average monthly usage is approximately 369 kWh for residential customers, 17 kWh for SGS customers, and 431 kWh for DGS customers. Mr. Zarumba testified that a Rate Divisor Gross-up is needed to calculate the Securitization Charges for Residential, SGS, OSS, and DGS customers because when the minimum bill thresholds are applied, the actual billed kWh, or effective kWh, will be greater than the metered kWh. Accordingly, a gross-up adjustment to the rate divisor (2023 forecasted metered kWh) is applied; otherwise CEI South would always over-collect the Securitization Charge revenue requirement, assuming actual metered kWh matched the forecasted metered kWh. He provided the detailed calculation for the Rate Divisor Gross-up factor for Residential, SGS, and DGS customers. Mr. Rice stated that Rate OSS, which is very similar to DGS and closed to new customers, currently has eight customers under Rider NM. Thus, CEI South proposes that Rate OSS also receive a minimum bill equal to the DGS minimum bill.

Mr. Zarumba also testified about an alternative approach for allocation of the Securitization Charges to street lighting customers. He explained that street lighting has a zero percent allocation under 4CP because the 4CP allocator is based on meeting a peak that traditionally happens in the late afternoon in summer when streetlights are not operating. He explained that because Ind. Code ch. 8-1-40.5 does not authorize any customer or customer class to bypass the Securitization Charge, an alternative approach is required to ensure the allocation applied to the Street Lighting tariff class remains consistent with the Securitization Act and that the opportunity for a AAA rating from rating agencies is preserved. CEI South proposed that 0.45% of the Securitization Charge revenue requirement be allocated to street lighting customers prior to allocating the remaining portion of the Securitization Charge revenue requirement using the 4CP allocation factor percentages, since street lighting is projected to account for 0.45% of total sales for 2023. As a result, $128,662 of the Securitization Charge and Securitization ADIT Credit revenue requirement will be allocated to street lighting, and $28,602,329 will be allocated to non-street lighting.

As for the Securitization Rate Reduction, that reduction for street lighting customers will be set equal to the Securitization Charge. Mr. Zarumba explained that, under the 4CP allocator method, street lighting customers do not pay for the retiring assets in their base rates. Because the SRR essentially offsets the retiring units’ revenue requirement included in current rates, the SRR should equal the Securitization Charge to result in a net zero impact for street lighting customers. If a 4CP allocator had been applied for the Securitization Charge and SRR for street lighting customers, the result would also be a net impact of zero for those customers. Mr. Rice explained the rate for the Securitization Charge will be calculated for each tariff class by dividing the allocated revenue requirement for each class by the forecasted kWh sales for each tariff class, except for RS, SGS, OSS, and DGS, which are divided by effective sales in kWh as described above.

The OUCC proposed the SCP, SRR, and SAC Tariffs be allocated on a total kWh basis prior to any netting on a customer’s bill, exclusive of CEI South’s street lighting customers. Mr. Loveman stated the OUCC’s concerns with CEI South’s proposed minimum bill and the fact that the SCP Tariff, SRR Tariff, and SAC Tariff will not be treated equally among its customer classes. He expressed concern that certain customers, for whom a minimum bill would apply, will not fully benefit from the complete benefits securitization will provide to ratepayers. He testified that CEI South has not justified or explained how it actually determined the methodology (using the tenth percentile of annual average customer usage) was appropriate. He stated that a minimum charge should be calculated for each customer class, including Large Power Service or High Load Factor Service. He stated that some customers will see a bill increase resulting from the securitization charges and that CEI South’s proposal will punish low energy users in the four affected rate classes by assessing a charge at a higher kWh than actually used while assigning the credits on actual usage, which he testified will be lower than the minimum bill threshold. Id. at 11. Mr. Loveman cited two different methods for applying non-bypassable charges to utility customers: (1) The Wisconsin Electric Power Company allocation of its Environmental Control Charge to customers with certain energy generating systems or net metering customers to be applied only when a customer is a net purchaser; and (2) the Pacific Gas and Electric Company allocation of its non- bypassable charges to its net metering customers for each kWh consumed from the grid, which charges cannot be reduced for any credits or exports to the grid.

Industrial Group witness Gorman recommended a change to the proposed rate design for Rates LP, HLF, and BAMP to recover the SCP on a demand charge (per kVA) basis rather than an energy charge (kWh) basis. He testified that this change is needed to ensure the costs recovered from customers served under those rates continue to reflect the method CEI South currently uses to recover its fixed production costs. He testified this method will allow the securitization to not create a redistribution of these costs across customers within the rate class. He also recommended the SRR and SAC Tariff adjustments use the same rate design for Rates LP, HLF, and BAMP as the SCP Tariff adjustment. He provided examples from Oklahoma and California of securitizations where industrial classes pay their securitization bond charges using a demand charge as opposed to an energy charge.

CAC witness Inskeep recommended the Commission deny CEI South’s proposed Minimum Bill as non-compliant with the plain language of the Securitization Act, securitization best practices, and just and reasonable rates. He recommended an alternative under which non- bypassable per-kWh-based Securitization Charges and Credits would be based on all customers’ gross imported electricity usage in the billing month. Mr. Inskeep described what he characterized as “fatal flaws” with CEI South’s proposal, namely: (1) the Minimum Bill would result in a net bill increase for some customers as a result of securitization, contrary to the utility’s claims that its securitization proposal is a “win-win” for the utility and its customers; (2) the Minimum Bill would create collateral damage because it would primarily impact non-NM and non-EDG customers, including low-income customers and customers on fixed incomes; (3) the Minimum Bill would over-collect Securitization Charges from some customers and under-collect from others, creating an undesirable cost shift and rates that are not based on cost causation; (4) the Minimum Bill threshold is arbitrary and not adequately justified; and (5) the Minimum Bill applicability to only select rate classes is discriminatory and could enable certain customers to bypass Securitization Charges.

Mr. Inskeep asserted that the Minimum Bill does not comply with the requirements for Securitization Charges and Credits because the Securitization Act does not mention the specific term “minimum bill,” nor does it more generally authorize CEI South to implement Securitization Charges based on applying a floor to some customers’ monthly usage in a manner that subsidizes the Securitization Charges paid for by other customers. He testified that it is unclear how CEI South’s Securitization Charges would be non-bypassable for all types of customers that do or could in the future supply at least part of their own electricity demand who are not NM or EDG customers. He further testified that even if the Minimum Bill was an appropriate and lawful mechanism to address non-bypassability, CEI South has not sufficiently justified the tenth percentile as the appropriate threshold for applying a Minimum Bill. He stated the tenth percentile of usage encompasses thousands of customers each month, the vast majority of which are not distributed generation customers. He speculated that it would likely include many low-income households, households with seniors living on fixed incomes, households and businesses with separate meters for low-usage facilities like a detached garage, and small businesses, jeopardizing the ability of these customers to realize financial benefits from CEI South’s securitization. He asserted that Minimum Bill amounts based on arbitrary monthly usage thresholds that are unconnected to the underlying cost causation are not just and reasonable charges.

Mr. Inskeep argued that the Minimum Bill is not “charged for the use or availability of electric services” as provided by Ind. Code § 8-1-40.5-8(3) because a Minimum Bill, by definition, is charged regardless of the customer’s use and the availability of electric services to the customer. He further testified that the Securitization Charges and Credits should be based on an identical amount in a given month, e.g., the customer’s gross kWh usage. He opined that it is unjust and unreasonable for customers to receive Securitization Credits that are less in value than their Securitization Charges when one of the main points of securitization is to lower customer bills. Mr. Inskeep testified that non-bypassable charges reduce under-recovery risk, but are not usually designed to completely eliminate it. He stated that while application of “non-bypassable” securitization charges are a common element of utility securitization proceedings, minimum bill mechanisms are not. He provided examples of how other states like Michigan, Wisconsin, and California have implemented non-bypassable Securitization Charges. He testified that CEI South’s proposed Minimum Bill mechanism is not narrowly tailored to address non-bypassability for NM and EDG customers and would instead primarily impact non-NM and non-EDG customers, especially in the Residential class, allowing CEI South to over-collect Securitization Charges from a subset of low-usage customers and under-collect them from higher-usage customers. As a result, he testified, low-usage customers would effectively be subsidizing the Securitization Charges paid by all other customers (“higher-usage customers”) in their customer class.

Mr. Inskeep suggested that a better approach for making the Securitization Charges non- bypassable would be to apply both Securitization Charges and Credits, each assessed on a per- kWh basis, to a customer’s metered gross monthly purchases, or inflows, from CEI South. Mr. Inskeep testified this symmetrical application of the Securitization Credits assessed based on a customer’s gross kWh purchases, or inflows, is necessary to flow back to each customer their fair share of the securitization benefits achieved and ensure that all customer classes benefit from securitization.

On rebuttal, CEI South witness Rice explained that the Company’s use of the tenth percentile average annual usage for the customer classes subject to the Minimum Bill captures all of the net meter and EDG accounts, which could have zero or negative consumption, now or in the future. He testified that using a 50th percentile threshold would cause the minimum securitization charge to increase to $8.17, and the tenth percentile was chosen because of its lesser impact on customers with lower usage. He noted that CEI South is unable to determine in its billing system which customers are “low income” but opined that it is not likely the Minimum Bill will disproportionately affect low-income customers. He stated the amount of electricity needed to power average homes, apartments, and mobile homes is well above the Minimum Bill threshold, and the Minimum Bill could affect customers with a second account for a detached building, weekend homes, or camp sites.

Mr. Rice addressed the OUCC’s and CAC’s concerns about the lack of symmetry between the Securitization Charges and Credits, stating that if a customer meets the minimum thresholds for an applicable tariff, the billing determinants will be the same for the SCP Tariff as for the SRR and SAC Tariffs. He explained that, if a customer had zero or negative consumption, that customer would be able to bank credits, allowing bypass of current securitization charges and risking bypass of securitization charges in the future, further exacerbating the problem. He stated that it would not be just or reasonable to customers who are paying for securitization charges to allow customers who are not to bank the credits. He opined that Mr. Inskeep’s recommendation (basing charges and credits for all customers, including NM and EDG customers, on their inflow of energy) would allow for subsidization of NM and EDG customers through the true-up mechanism.

Mr. Rice discussed the challenges presented by the CAC’s and OUCC’s proposal. First, he showed that it would permit customers to bypass the securitization charge, because a customer that has 0 inflow has 0 SCP charge. Second, Ind. Code § 8-1-40-11(1) prohibits changes to the terms and conditions of the utility’s net metering tariff. Specifically, CEI South’s net metering tariff states, “If the kWh delivered by Company to Customer exceeds the kWh delivered by Customer to Company during the billing period, Customer shall be billed for the kWh difference. If the kWh generated by Customer and delivered to Company exceeds the kWh supplied by Company to Customer during the billing period, Customer shall be billed for zero kWh in the current billing cycle and shall be credited in subsequent billing cycles for the kWh difference.” He stated that the CAC’s and OUCC’s approach to charge on only inflow for the new SC Rider would be a change to these terms and conditions, which is not permitted under the EDG statute. Mr. Rice also testified that CEI South’s current billing system is not set up to charge net metering customers based on only energy delivered to the NM customer; the netting of what is delivered to or received from the customer takes place prior to applying riders.

Responding to Mr. Inskeep’s claims that the Minimum Bill proposal is patently discriminatory in applying only to RS, SGS, DGS, and OSS rate classes, Mr. Rice stated that all NM and EDG accounts fall into these classes, and these customers are the only identified customers that could pay zero for the securitization charge absent a Minimum Bill. He noted that net metering is not open to new customers, but there is the ability for these customers to bypass securitization currently. In addition, if EDG customers are allowed to net inflow and outflow on a monthly basis, as supported by CAC and the OUCC and currently pending before the Indiana Supreme Court, the risk for bypass for these customers increases. Mr. Rice stated the Minimum Bill mechanism does not allow bypass today and decreases the likelihood of bypass in the future. He testified that while all viable ratemaking approaches to the Securitization Charges will benefit some customers more than others within a customer class, the purported cross subsidization amount for an average residential customer is not a material amount.

With respect to the CAC’s proposal to include a Minimum Bill for other customer classes, Mr. Rice noted that no other customer in any class participates in a program that would allow the customer to offset the amount of electricity provided by CEI South or otherwise possesses characteristics whereby such customer could have a securitization charge of zero using a volumetric rate. In discovery, CEI South indicated that should a customer in another class ever exhibit such characteristics or participate in a program similar to net metering, distributed generation, or a feed-in tariff, CEI South would propose to revise the securitization charge for that class to prevent bypass of the securitization charge. Mr. Rice proposed that such a change could be implemented through use of the Commission’s 30-day filing process, using the same minimum threshold methodology as proposed in this case, the tenth percentile of average usage.

Mr. Rice responded to Mr. Inskeep’s argument that the Minimum Bill is contrary to Ind. Code § 8-1-40.5-8(3). He stated his reading of that section as providing that the charge must be due to, or as a result of, the electric utility providing a service to the customer — whether that “service” is providing electricity to the customer such that the customer is “using” electricity from the utility; or that “service” is making its system “available” to the customer such that the customer has the ability to use the utility’s electricity and/or system when the customer needs electricity because the electricity is available and the customer is connected to the utility’s system.

Mr. Rice testified that non-bypassable fixed charges do not change the terms of the net metering tariff and could be assessed to RS, SGS, DGS, and OSS customers. He stated that CEI South considered a flat charge based on dividing the allocated revenue requirements by class for the securitization charge and credits by number of customers in each class. He presented a table in rebuttal showing the total impact by class, which is nearly identical to the approach CEI South has proposed, with the average residential customer receiving a benefit of approximately $5 per month. He testified that CEI South is not opposed to a flat fee approach, which would also ensure the securitization charge is non-bypassable. He explained that CEI South chose to charge based on kWh with a minimum bill for several customer classes because it more closely aligns customer usage with the amount of the Securitization Charge a customer receives.

In response to Mr. Gorman’s recommendation that industrial classes be assessed securitization charges based on kVa, Mr. Rice testified that the proposal introduces some complexity into the true-up process and that the examples Mr. Gorman cited do not align with his proposal.

The Commission finds that Petitioner’s proposed allocation of the Qualified Costs and the ADIT credit is a reasonable resolution to the statutory directive that every customer must pay the Securitization Charges even when, if Petitioner used the allocation from its last rate case, certain customer classes would be allocated $0. The Commission further finds that Petitioner’s proposed allocation is reasonably calculated to support and maintain the desired AAA rating of the Securitization Bonds, will not impair or reduce the total Securitization Charges, and is just and reasonable. In addition, the Commission finds that the ADIT associated with the retiring assets should be segregated on Petitioner’s financial statements from other ADIT such that the retiring assets will not be included in the calculation of Petitioner’s rates and charges other than the ADIT credit.

We find that CEI South’s minimum bill proposal is a reasonable means of achieving compliance with the Securitization Act’s mandate that the Securitization Charges approved herein be non-bypassable charges payable by all customers and customer classes of the electric utility. This is so particularly considering the limitations placed on changes to Petitioner’s net metering tariff terms and conditions under Ind. Code ch. 8-1-40. The statutorily required NPV analysis of customer savings under securitization versus rates under traditional ratemaking shows that CEI

South’s proposal is a benefit for customers. There is no viable rate design that would benefit all customers equally, nor is that the standard we are to apply under the Securitization Act. Our charge is to approve a rate design that achieves non-bypassability and applies the charges to all customers and customer classes; CEI South’s proposal does that.

While a flat charge would achieve nearly the same result, we find that the evidence reflects CEI South’s Minimum Bill proposal more closely aligns the Securitization Charges to be paid by customers with customer usage, while a flat charge would be a more significant departure from the general rate design of CEI South’s existing rates. In addition, there is not sufficient evidence in the record for us to conclude whether a flat charge would affect Petitioner’s ability to receive a AAA rating for the Securitization Bonds. Moreover, the record does not currently reflect what changes to the true-up mechanism would be needed if a flat charge were adopted in lieu of Petitioner’s proposed Minimum Bill approach. We further find the record lacks the necessary support for a rate design that would assess securitization charges to industrial customers on a kVa basis.

In the event a customer in a class not subject to the Minimum Bill within the approved Securitization of Coal Plants Tariff exhibits such characteristics or participates in a program similar to net metering, distributed generation, or a feed-in tariff, CEI South proposed to submit, via the Commission’s 30-day filing process under 170 IAC 1-6, a revised SCP Tariff reflecting a Securitization Charge for that class using the same minimum threshold methodology as approved herein to prevent bypass of the Securitization Charge. We find this proposal is reasonable and should be adopted. As described by Mr. Rice and as set forth in the proposed form of tariffs, except as provided in the preceding sentence, future changes in the allocation of Qualified Costs and the ADIT credit shall be addressed in future general rate cases or other docketed proceedings, provided such changes preserve the rating on the Securitization Bonds and are otherwise compliant with the Securitization Act.

D. Authorization under Ind. Code § 8-1-40.5-10. CEI South witness Rice provided Petitioner’s proposed preliminary Securitization Charges. He showed the allocation to Petitioner’s tariff classes and explained that the Securitization Charge is calculated on a per kWh basis, is non-bypassable, and is assessed against all customers and customer classes. Once the Securitization Bonds are issued, CEI South will be responsible for collecting the non-bypassable Securitization Charges from all CEI South customers as Servicer as described above. To enable this, CEI South proposed a new tariff, the SCP Tariff, reflecting allocations and rates as described above. Mr. Rice stated the SCP Tariff will remain in effect until the Securitization Bonds are paid off.

Mr. Rice presented expected monthly bill impacts by customer class using expected 2023 customer sales by class. He noted there will not be an impact to street lighting customers initially, and all other customer classes are expected to receive a benefit through securitization. Residential customers are expected to receive a benefit of approximately $5 per month when applying average monthly usage by customer group to the proposed SRR, SAC, and SCP Tariffs. Following the Commission’s order in Petitioner’s next general rate case, customers will further benefit from operations and maintenance savings associated with these units and will benefit from inclusion of regulatory assets that were included in the Securitization Charges as a Qualified Cost.

Based upon the evidence of record and the foregoing findings, the Commission finds CEI South has met the requirements of Ind. Code ch. 8-1-40.5 and approves CEI South’s request for authority to issue Securitization Bonds in the amount up to $350,125,000. The Commission further approves CEI South’s request to impose, collect, and receive Securitization Charges in an amount necessary to provide for the full recovery of all Qualified Costs, and the preliminary Securitization Charges as set forth in Tables MAR-1 and MAR-2 of Mr. Rice’s Direct Testimony (Pet. Ex. 8 at 8, 11), subject to necessary adjustments to be made in accordance with this order. Pursuant to Ind. Code § 8-1-40.5-11, the rights granted in the preceding sentence and all revenue, collections, payments, money, and proceeds arising out of the rights and interests described in the preceding sentence (collectively constituting the Securitization Property) constitute a present property right for purposes of contracts concerning the sale or pledge of property, even if the imposition and collection of Securitization Charges depend on further acts of Petitioner or others that have not yet occurred. Under Ind. Code § 8-1-40.5-11(b), the Securitization Property continues to exist and this order under which the Securitization Property arises remains in effect, for the same period as the pledge of the State under Ind. Code § 8-1-40.5-16(b). Ind. Code § 8-1-40.5-16(b) provides:

The state pledges, for the benefit and protection of financing parties and electric utilities under this chapter, that it will not:

(1)	take or permit any action that would impair the value of securitization property; or

(2)	reduce or alter, except as authorized by [Ind. Code § 8-1-40.5-12(c)], or impair securitization charges to be imposed, collected, and remitted to financing parties under this chapter;

until the principal, interest, and premium, and other charges incurred, or contracts to be performed, in connection with the related securitization bonds have been paid or performed in full. Any party issuing securitization bonds is authorized to include the pledge set forth in this subsection in any documentation relating to those bonds.

As provided in Ind. Code § 8-1-40.5-11(c), all revenues and collections resulting from Securitization Charges constitute proceeds of only the Securitization Property arising from this financing Order.

The Securitization Charges approved herein are non-bypassable charges payable by all customers and customer classes of the electric utility. Petitioner has specifically shown how the Securitization Charges will be charged to all customers and customer classes, including Petitioner’s net metering customers under its Rider NM adopted under 170 IAC 4-4.2 and its distributed generation customers under its Rider EDG pursuant to Ind. Code ch. 8-1-40.

We further authorize Petitioner to encumber securitization property with a lien and security interest, as described in Ind. Code § 8-1-40.5-15. That section makes explicit that the lien and security interest we authorize here attach automatically from the time that value is received for the securitization bonds, and (1) constitute a continuously perfected lien and security interest in the securitization property and all proceeds of the property, whether or not accrued; (2) have priority in the order of their filing, if a financing statement is filed with respect to the security interest in accordance with Ind. Code Article 26-1; and (3) take precedence over any subsequent judicial lien or other creditor’s lien. Ind. Code § 8-1-40.5-15 also expressly states that the priority of a lien and security interest under that section is not impaired by (1) a later modification of this financing order or (2) the commingling of other funds with funds arising from the collection of securitization charges. Changes in a financing order or in customers’ securitization charges do not affect the validity, perfection, or priority of the security interest in the related securitization property.

E. Adjustments to Securitization Charges (Ind. Code § 8-1-40.5-12(c)). Mr. Rice described how the over- or under-recovery variance will be treated for purposes of the proposed true-up mechanism. He explained the over- or under-recovery variance will be determined by comparing actual recoveries to the approved recoveries from the SCP for the same period. Actual recoveries represent billed SCP revenues from the Company’s customer billing system by month and by Rate Schedule for this period. The over- or under-recovery variance will be determined by month and by Rate Schedule. Mr. Rice explained that while the specific identification of the variance by Rate Schedule will be monitored, any over-collection will be given back to customers based on 4CP allocation, regardless of how each rate class contributed to the over collection. Likewise, any under-collection will be charged to all rate classes based on 4CP, regardless of how each rate class contributed to the under-collection. As mentioned by Mr. Chang, delinquencies in one class of customers are a cost that should be shared by all customers, creating cross-collateralization of the debt service burden among all customer classes. He noted that this practice is viewed favorably by the rating agencies, enhancing the chance for the highest possible ratings. As mentioned above, the rate reduction is treated in the same manner.

Mr. Rice explained the calculation of approved recoveries, representing the amounts Petitioner expects to collect each month, for purposes of reconciling those recoveries in a future SCP. He stated the approved recoveries are calculated by multiplying the billing determinants by month by the applicable rates and charges for the SCP period. Any under-recoveries resulting from instances in which SCP rates and charges are not in place for a full month will be recovered as an under-recovery variance in a subsequent SCP proceeding.

Mr. Rice testified CEI South will closely monitor SCP revenues and project the amount needed to pay debt service on the securitization bonds and other ongoing costs, interest and principal payments on the securitization bonds will be made semi-annually. If necessary, CEI South will file with the Commission to adjust the SCP rate to ensure enough funds will be collected to make timely bond payments. As was already noted in the testimony of Messrs. Chang and Jerasa, true-up adjustments will occur more than one time in the last year the bonds are expected to be outstanding.

Ind. Code § 8-1-40.5-12(c) requires the Commission to include a mechanism for review, at least annually, of the Securitization Charges authorized herein. Mr. Rice sponsored an attachment describing the cash flow model which reflects and implements the true-up mechanism to be used to calculate the Securitization Charges for customers, as outlined below. Pet. Ex. 8, Attachment MAR-2. The Securitization Charges will be sufficient, in the aggregate amount, to pay, on a timely basis, the scheduled principal and interest on the Securitization Bonds together with all other ongoing financing costs associated with the Securitization Bonds. The Securitization Charges will be imposed on all retail customers based on customer class based on the allocation factors of each customer class. The Securitization Charges will be a consumption-based (kWh) charge for each customer class, subject to the Minimum Bill.

A true-up mechanism (or “adjustment mechanism”), as described in Ind. Code § 8-1-40.5- 12(c), and as authorized by the Commission in this order, shall be used to make necessary corrections at least annually, to (a) adjust for the over-collection or under-collection of Securitization Charges, and (b) to ensure the timely and complete payment of the Securitization Bonds and other required amounts and charges in connection with the Securitization Bonds. In addition to the base true-up, periodic true-ups may be performed as necessary to ensure that the amount collected from Securitization Charges is sufficient to service the Securitization Bonds and ensure timely and complete payment of other required amounts and charges in connection with the Securitization Bonds.

The Securitization Charges established under any true-up mechanism calculation will remain in effect until changed pursuant to the filing of a subsequent true-up mechanism calculation. The bond cash flow model presented by Mr. Rice is based upon three basic steps: first, determine the revenue requirement necessary to pay the Securitization Bonds on a payment date; second, allocate this revenue requirement among each customer class based upon the allocation methodology, and third, determine the Securitization Charges for each customer class based upon forecasted consumption (adjusted to reflect minimum bill requirements) by such class during the related payment period (a “Payment Period”), using the most recent sales forecasts, consistent with the methodology described above.

Each true-up mechanism calculation will show the revenue requirement and resulting Securitization Charges for each of the next two payment periods following the proposed adjustment date. The first payment period means the period commencing on an adjustment date (or, in the case of the initial charge calculations, the Closing Date) and ending on (and including) the first payment date following the adjustment date (the “First Payment Period”); the second payment period means the period commencing on the first day of the calendar month of the first payment date following the adjustment date and ending on (and including) the next payment date (the “Second Payment Period”).

The revenue requirement for each payment period will include all scheduled (or legally due) payments of principal (including, if any, prior scheduled but unpaid principal payments) and interest on the Securitization Bonds and all other ongoing financing costs payable on such related payment date (collectively, the “Periodic Payment Requirement”). The cash flow model adjusts the Periodic Payment Requirement, using billing uncollectibles and average days sales outstanding data, to determine the “Periodic Billing Requirement” for such payment period, which is the amount of Securitization Charges revenue that must be billed during the payment period to ensure that sufficient Securitization Charges revenues will be received on or prior to the Collection Cut- Off Date to satisfy the Periodic Payment Requirement for such payment date. The Collection Cut- Off Date is the last day of the calendar month immediately preceding the payment date.

Excess funds from prior payment periods will be held in an excess funds subaccount.

To account for cash flow from existing Securitization Charges and any excess funds held under the bond indenture from prior Securitization Charges collections, the Periodic Payment Requirement is adjusted in two steps. First, the Periodic Payment Requirement will be decreased, accounting for any funds held or expected to be held by the Trustee in the general subaccount or the excess funds subaccount as of date no earlier than 15 business days prior to the calculation date (the “Calculation Cut-Off Date”). Second, the Periodic Payment Requirement will be further decreased, accounting for the Securitization Charges collections projected to be collected under the then-current Securitization Charges rates after the Calculation Cut-Off Date.

The bond cash flow model, which reflects the true-up mechanism, will be used to calculate the Securitization Charges for each customer class according to the following step-by-step process.

1. Determine the Periodic Payment Requirement for the First Payment Period, as adjusted as described above, as well as the Periodic Billing Requirement for such First Payment Period.

2. Allocate the Periodic Billing Requirement for the First Payment Period using the allocation methodology. For purposes hereof, the Periodic Billing Requirement allocated to each Securitization Charges customer class will be derived by multiplying the Periodic Billing Requirement for the First Payment Period by the applicable Securitization Charges allocation factor percentages.

3. Determine a rate per kWh for each customer class for the First Payment Period (a “Clearing Rate”) by dividing each customer class’s respective portion of the Periodic Billing Requirement for the First Payment Period by their respective forecasted consumption (adjusted to reflect minimum bill requirements) for the First Payment Period.

4. Determine the Periodic Payment Requirement for the Second Payment Period, as adjusted as described above, as well as the Periodic Billing Requirement for the Second Payment Period.

5. Repeat Steps 2-4 to allocate the Periodic Billing Requirement and determine the Securitization Charges Clearing Rate for each Securitization Charges customer class.

6. Compare the Clearing Rates for each Securitization Charges customer class in each payment period, and the appropriate Clearing Rate will be the Securitization Charges Rate for the customer class effective upon the next adjustment date. Any excess funds collected in the First or Second Payment Period will be considered in the next true-up mechanism calculation.

Mr. Rice provided a Confidential Workpaper MAR-2 that illustrated the calculation of Securitization Charges for purposes of the true-up adjustments described herein.

We find this true-up mechanism for Securitization Charges as described herein to be appropriate and in compliance with the Securitization Act and therefore approve it. We find that such true-up adjustments may occur more than one time in the last year the bonds are expected to be outstanding as described in Petitioner’s evidence. CEI South may also, on its own initiative, file an application with this Commission as needed outside the annual review process described above to (1) correct any over- or under-collections of Securitization Charges and (2) ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the Securitization Bonds. Pursuant to Ind. Code § 8-1- 40.5-12(c), the Commission’s review of an application under that section must be limited to determining whether the application contains any mathematical or clerical errors in the application of the formula-based mechanism relating to the appropriate amount of any over-collection or under-collection of the securitization charges and the amount of an adjustment. If the proposed securitization charges have been appropriately calculated, the Commission shall issue an order approving the application and the proposed securitization charges not later than 45 days after the filing of the application.

This will include true-up applications filed outside of the annual review schedule as well.

F. Accounting Treatment (Ind Code § 8-1-40.5-12(d)). Mr. Harper also explained the proposed accounting entries to be made upon issuance of a final Order in this Cause, but before the securitization bonds are issued. He described the derecognition of the portion (most) of the original cost of Brown Units 1 and 2, net of accumulated depreciation, from plant-in-service which will be authorized for recovery though securitization, and recognition of that amount as a new regulatory asset. He testified that this methodology follows U.S. generally accepted accounting principles (“GAAP”) requirements for accounting on abandonment. He explained that, pursuant to guidance from PricewaterhouseCoopers Utilities and Power Companies accounting guide (“PwC Guide”), a regulated utility should recognize a loss on abandonment when it becomes probable that all or part of the cost of an asset will be disallowed from recovery in future rates and such amount is reasonably estimable, and it should record the amount that the regulated utility expects to recover, if any, as a new regulatory asset.

Mr. Harper stated that the PwC Guide addressed the issue of the impact on accounting for an abandonment when a plant continues to operate for a period after the criteria for abandonment recognition has been met. The PwC Guide advises that it would be acceptable to reclassify to a regulatory asset only that portion of the recovery expected to occur after the plant is abandoned. The regulated utility should record the reclassification and any related loss at the time the abandonment becomes probable, consistent with guidance in ASC 980-360-35. The utility should recognize the balance still classified in utility plant over the period remaining until the plant is abandoned. Therefore, in such situations, an adjustment to the estimated life of the asset and, accordingly the rate of depreciation, is likely appropriate to recover the asset while it is still providing service.

Pet. Ex. 6 at 10. Mr. Harper noted that this approach is consistent with the USOA guidance for Account 182.2, Unrecovered Plant and Regulatory Study Costs, which states the account shall include “significant unrecovered costs of plant facilities where construction has been cancelled or which have been prematurely retired” when authorized by the Commission. Id. He noted that, consistent with the PwC Guide, the entries presented in this case reflect full return, as Petitioner will continue to earn a return on the assets until the bond issuance date.

Mr. Harper testified that, upon issuance of a final, non-appealable Order in this Cause, there will also be accounting entries to address the other amounts in the Qualified Costs to be recovered through the issuance of the securitization bonds. He stated the new regulatory asset created by Petitioner will also include the projected decommissioning costs, net of the cost of removal reserve. The portion of the new regulatory asset associated with the decommissioning costs is offset with a liability which will be paid upon retiring and fully decommissioning the Brown Unit 1 and 2 assets.

Mr. Harper stated the Qualified Costs also include some of Petitioner’s existing regulatory assets associated with Mercury and Air Toxics Standards (“MATS”) and dense pack investments at Brown, and include amounts for deferred depreciation, post in-service carrying costs as well as the 20% deferred portion of the revenue requirement for MATS spend approved in the Company’s ECA annual filings, Cause No. 45052 ECA XX. He presented in Attachment RPH-2 the specific regulatory asset amounts, including the estimated impact of future accruals and amortization expense to be recorded, as well as future ECA filings leading up to the assumed securitization bond issuance date. He noted the combined balance of these unrecovered costs will be transferred to the new regulatory asset for inclusion with the other qualified costs. The cumulative balance reflected in the entries associated with the new regulatory asset is approximately $344 million.

OUCC witness Loveman calculated the projected NBV of the Brown Units as of October 15, 2023, CEI South’s expected date to retire the units, to be $241,227,484. He recommended CEI South be required to adjust the amount of its proposed qualified costs to this number, resulting in a $16,992,747 reduction to the proposed qualified costs. He stated the OUCC understands there will be differences between the amounts as projected and the amounts CEI South actually incurs and recommended that the Commission permit CEI South, after requiring the above adjustment, to defer any such differences in qualified costs between the date the securitization bonds are issued and the actual date of retirement for the Brown Units, and to return or recover this difference in the next occurring true-up filing once the units are retired.

On rebuttal, Mr. Harper testified that the date of measurement of qualified costs must be aligned with the date of issuance of the securitization bonds because that is the date the SRR and SAC Tariffs become effective pursuant to Ind. Code § 8-1-40.5-10(d)(2). He explained that, as of the securitization bond issuance date, there are no further changes in the balance of qualified costs to be financed and CEI South also stops recovering depreciation expense or return in its current base rates associated with Brown Units 1 and 2. In supporting why the date of issuance of the securitization bonds and not the date of retirement of the units is the appropriate date for measurement of the qualified costs, Mr. Harper cited GAAP requirements that the units be removed from utility plant in service when it becomes probable that the asset will be abandoned, which is the date the financing order in this case becomes final and no longer subject to appeal. He stated CEI South will continue to record depreciation expense through the date the securitization proceeds are received and the SRR and SAC Tariffs take effect. He testified that this is the same depreciation amount that would have been recorded if the securitization proceeds were not probable (e.g., normal operations).

Mr. Harper testified that Mr. Loveman is seeking to adjust for depreciation that CEI South does not intend to record. He explained that Mr. Loveman’s recommendation would create a $17 million loss on abandonment, given that the SRR and SAC Tariffs cannot be delayed under the statute and therefore there is no more recovery in CEI South’s base rates of depreciation expense associated with Brown Units 1 and 2 once those tariffs become effective. Mr. Harper stated that Mr. Loveman’s recommendations to allow deferral of differences between the qualified costs at the date of bond issuance and the actual date that Brown Units 1 and 2 cease operations and recovery in the next occurring true-up do not provide enough information to determine if the recommendation would avoid the loss on abandonment. He explained that, for Mr. Loveman’s proposal to work, CEI South would need to be authorized to establish a regulatory asset (which accrues carrying costs based on CEI South’s WACC) and be authorized to recover any amounts from Brown Units 1 and 2 that were excluded from the qualified costs in the first true-up following retirement of the units. This would include the $17 million Mr. Loveman seeks to exclude from qualified costs under his recommendation. Mr. Harper testified he had not performed an NPV calculation based on such a proposal, but that he did not imagine a $17 million (plus carrying costs) recovery in 2023-2024 would be better for customers than including the $17 million in the Qualified Costs to be financed with the securitization bonds.

We find the journal entries described by Mr. Harper upon issuance of this Order, upon issuance of the Securitization Bonds, and over the life of the receipt of the Securitization Charges should be approved. It is true that “qualified costs” include the “net original cost of the facility and any associated investments, as reflected on the electric utility’s accounting system, and as adjusted for depreciation to be incurred until the facility is retired.” Ind. Code § 8-1-40.5-6. We are satisfied with Mr. Harper’s testimony regarding GAAP and find that there will be no further depreciation incurred on the facility once the securitization bonds are issued. We are further persuaded that securitization should not be implemented in such a fashion as to produce a write-off, which we find would be the result of Mr. Loveman’s proposal. As such, we find that Petitioner has correctly calculated this component of qualified costs.

Mr. Vallejo testified that, once the assets are securitized and reclassified to a regulatory asset, they no longer are technically property, plant, and equipment related. He explained that, while there continues to be a book-tax difference on the Brown Units 1 and 2 ADIT, upon reclassification such ADIT associated with Brown Units 1 and 2 may no longer be considered protected under the Internal Revenue Code normalization rules. Mr. Vallejo testified that, upon reclassification to a regulatory asset, not only are the Brown-related ADIT possibly no longer considered protected, but also the excess ADIT may no longer be considered protected. As a result, the excess ADIT may no longer have to be reversed to customers using the Average Rate Assumption Method. However, Mr. Vallejo explained that the IRS has provided guidance on the continued reversal of protected excess ADIT in situations in which assets are sold or retired in an extraordinary retirement situation. Consistent with that guidance, CEI South is proposing to amortize the excess ADIT relating to the securitized regulatory asset for Brown Units 1 and 2 on a straight-line basis over the amortization/recovery period. Mr. Vallejo testified that this is not unlike the treatment FERC has discussed for excess ADIT related to protected property-related book-tax differences existing on protected PP&E that are sold or retired. Upon sale or disposal, the assets themselves are removed from the Company’s books and records, along with the associated ADIT. Mr. Vallejo described the adverse consequences of a potential normalization violation on the excess ADIT if the return were to be accelerated faster than the 15-year period proposed. He also testified that in the event of a tax rate change, CEI South would need to adjust the ADIT credit described by Mr. Rice.

Mr. Loveman also recommended that, within 30 days of issuance of the financing order, CEI South’s TDSIC rider should be updated to reflect the change in amortization period to match the term of the bonds.

On rebuttal, Mr. Rice stated that CEI South can agree to submit the revised tariff and calculation within the time frame recommended by Mr. Loveman, but the tariff should take effect at the same time as the other rate changes that will take effect upon closing of the securitization bonds. Referencing Mr. Vallejo’s direct testimony, Mr. Rice explained that it would cause normalization concerns if the shorter amortization period were to be reflected in rates before the excess ADIT ceases to be protected.

We find CEI South’s proposal to amortize the Brown-related excess ADIT over the period ending with the scheduled final maturity date as proposed by Mr. Vallejo to be appropriate and in the public interest. We further find that in the event of a future income tax rate change, the ADIT credit shall be adjusted to reflect such change.

The record reflects that the Brown-related excess ADIT is currently “protected” under the IRS normalization rules and will become “unprotected” after the securitization bonds are issued. To avoid triggering a normalization violation, we find that CEI South shall file the updated TDSIC tariff reflecting the shorter amortization period for excess ADIT within 30 days of the date of this Order, but the revised tariff shall not become effective until the closing of the securitization bonds.

Mr. Blakley recommended that, if removal and restoration costs exceed the securitized removal and restoration costs included in the securitization bonds, those costs should not be deferred as a regulatory asset for recovery in the next rate case but should instead be charged to accumulated depreciation, per the USOA description of Accumulated Provision for Depreciation of Utility Plant in Service for Account 108(B).

With respect to costs of removal and restoration for Brown Units 1 and 2, on rebuttal Mr. Harper clarified that his direct testimony had provided that any difference between actual and approved removal and restoration costs would be charged to accumulated depreciation. He testified that his reading of Mr. Blakley’s testimony does not appear to indicate disagreement that the costs should be charged to accumulated depreciation, per the USOA. It does, however, appear to reject CEI South’s recommendation to address the recovery of any such increase in the next rate case. Mr. Harper noted that Mr. Blakley said nothing in his testimony about future recovery of these deferred costs, which does not align with Mr. Harper’s direct testimony based on Ind. Code § 8-1- 40.5-12(d).

Pursuant to Ind. Code § 8-1-40.5-12(d), any difference between Petitioner’s Qualified Costs approved in this order and Petitioner’s Qualified Costs at the time A.B. Brown Units 1 and 2 are retired shall be accounted for as a regulatory asset or liability and addressed in a separate proceeding. Any adjustments after the issuance of the securitization bonds shall not impact or impair this order, the Securitization Property, or the Securitization Charges.

If Petitioner ultimately incurs costs of removal and restoration greater than the amount estimated at the time A.B. Brown Units 1 and 2 are retired, Petitioner may seek authority for the recovery of such incremental costs through rates. This Commission may approve recovery of Petitioner’s incremental costs through rates for any costs incurred for removal and restoration that are greater than the amount estimated at the time A.B. Brown Units 1 and 2 are retired if the Commission finds such costs to be just and reasonable. To the extent the OUCC recommends otherwise, we reject that recommendation as inconsistent with the relief to be afforded under the Securitization Act.

8. Irrevocability; Limitation on Authority (Ind. Code § 8-1-40.5-13). In accordance with Ind. Code § 8-1-40.5-13, Securitization Bonds issued under this Order may not be considered as the debt of Petitioner other than for federal income taxes. Securitization Charges paid under this order shall not be considered revenue of Petitioner for any purpose, and securitization costs or financing costs specified in this order shall not be considered as the cost of Petitioner. This financing order and the Securitization Charges authorized herein are irrevocable and not subject to reduction, impairment, or adjustment by further action of this Commission under Ind. Code § 8-1-2-72 or any other statute or rule, except with respect to a request made by Petitioner under Ind. Code § 8-1-40.5-10(h) or Ind. Code § 8-1-40.5-12(c).

9. Request for Extension of 90-Day Period for Issuance of Securitization Bonds (Ind. Code § 8-1-40.5-10(k)). Ind. Code § 8-1-40.5-10(k) provides that, if Petitioner does not cause Securitization Bonds to be issued not later than 90 days after the appeal period has run for this Order, Petitioner is to file a statement of abandonment containing the reasons for the abandonment. For good cause shown, however, we may extend the 90-day period upon Petitioner’s request. Mr. Jerasa testified that it is CEI South’s intention to pursue marketing and issuance of the Securitization Bonds within the 90-day period. However, if the marketing will exceed 90 days following the expiration of the appeal period after the financing order is issued, Mr. Jerasa stated CEI South will seek an extension from the Commission within the appropriate time frame under the Securitization Act. We find this approach to be reasonable and within the contemplation of the Securitization Act.

10. Post-Order Process. Mr. Loveman testified that the OUCC has overarching concerns about the post-order process and CEI South’s proposal that no other party in the proceeding be involved throughout the post-financing order process, with only one final input from the Commission to either approve or deny the final bond issuance transaction, with potentially only one business day to review the final Issuance Advice Letter.

Mr. Fichera acknowledged that securitization bonds consistently get AAA/Aaa ratings and have maintained those ratings over time. He testified these types of bonds are extraordinarily strong credit and should command the lowest lending rates from investors. Mr. Fichera testified, however, that this does not always happen, and that “ratepayers are at risk of overpaying Wall Street and investors.” Pub. Ex. 3 at 13. Mr. Fichera suggested the structure of securitization bonds is materially different and more complex than a traditional utility bond in that: (1) The bondholder is a creditor of a special issuer with a dedicated and specific charge on all ratepayers, on a joint and several basis, providing the means to pay the principal of, and interest on, the Securitization Bonds; (2) none of the parent utility’s creditors have a claim on those dedicated revenues when customers use the services of the parent utility even in a parent utility’s bankruptcy; and (3) the utility, after receiving the proceeds of the Securitization Bond sale, is merely acting as the “servicer” of the Securitization Bonds. He explained that securitization bondholders do not have a security interest in the utility’s assets. Rather, the bonds are backed by this statutorily authorized and regulatory mandated non-bypassable charge imposed on ratepayers on a joint and several basis.

Mr. Fichera testified the financial incentives present in a traditional bond issuance are not the same for securitization bond issuance. He argued the utility will have no direct or indirect responsibility to repay the bonds or pay any of the financing costs and that the utility’s “highest priority will likely be completing the issuance and receiving the cash quickly, with [sic] cost control may be a lower priority.” Id. at 27. He expressed concern that CEI South’s estimated financing costs did not provide a breakdown of legal expense by counsel and what each counsel would do and that CEI South did not specify how counsel would be chosen and whether their billing rates are reasonable and appropriate. He further expressed concern that CEI South’s proposed process relies heavily on underwriters’ professional judgement to achieve the optimal pricing to ratepayers, stating that salespeople and the traders who will sell the Securitization Bonds to their investor clients have no obligation to act in ratepayers’ best interests. Mr. Fichera suggested that because neither utilities nor the underwriters are incentivized to minimize the rates or the costs to ratepayers, it calls for the inclusion of a third-party in the transaction, one who is empowered to protect ratepayers and has a duty to those ratepayers. He opined that the entity best positioned and statutorily charged to do that in Indiana is the OUCC and its advisors.

Mr. Courter expressed concern that CEI South’s proposed post-financing order process is not transparent because it would occur without the OUCC’s participation. He recommended that the OUCC and its consultant Saber fully participate throughout the post-financing order structuring, marketing, and pricing discussions until the [Securitization Bonds] are issued. The OUCC, as the statutory representative of CEI South’s customers, should have the same type of negotiating authority in the structuring, marketing, and bond pricing processes the PUCT found appropriate in the Texas securitization cases.

Pub. Ex. 2 at 24. The OUCC also proposed an alternative where the OUCC would have full participation in every meeting during the negotiation of the structuring, marketing, and pricing of the bonds.

Mr. Fichera identified what he characterized as “best practices” for the post-order process: (1) a decision-making standard for transaction participants in evaluating alternatives that will lead to achieving the lowest cost to the ratepayer and maximum present value savings under market conditions at the time of pricing; (2) ratepayer representation in all matters relating to the structure, marketing, and pricing of the bonds including the use of independent technical expertise and a financial advisor representing ratepayer interests on those matters with the utility and underwriters; and (3) unqualified written certifications from the utility, underwriters and ratepayer representative’s financial advisor that the structure, marketing and pricing of the bonds achieved the lowest cost under market conditions for the chosen maturity at the time of pricing of the bonds. In addition, he opined that the Commission should make the final decision of whether the bonds formally proposed by the company meet the conditions of the financing order and whether to issue a stop order or not.

Mr. Schoenblum testified that attaining the “lowest securitization costs possible” is the “best practice” standard seen in other states to maximize ratepayer savings. Pub. Ex. 5 at 9. He stated a collaborative post-order process would go a long way to achieving that goal.

Mr. Fichera advocated for the Commission to require certifications by “someone or some entity who was independent of the utility and underwriters” after conducting “a review with full access to information about the transaction.” Pub. Ex. 3 at 45. He testified this would be accomplished by having the OUCC and its financial advisors, whose only duties would be to the ratepayers, fully involved in the transaction and issue an unqualified certification that the lowest possible cost was obtained and presented to the Commission to consider in evaluating CEI South’s Issuance Advice Letter. Ultimately, Mr. Fichera advocated that the Commission should direct CEI South to collaborate with the OUCC and its advisors and counsel through a “Bond Team” to ensure the “lowest cost” standard is achieved in an expeditious and efficient manner. He stated this could be accomplished using the expertise of independent financial advisors “like Saber Partners” to discern how that can be achieved under market conditions at the time. Id. at 63; see also Pub. Ex. 5 at 7. Mr. Fichera defined “independent” for these purposes as “with a duty to the OUCC as the ratepayer representative.” Pub. Ex. 3 at 63. He recommended all costs of OUCC’s advisors and counsel related to the post-financing order/pre-bond issuance process be treated the same as the utility’s advisors and counsel fees—i.e., as a financing cost of the bonds and paid from the bond proceeds at closing as financing costs including counsel and advisors are authorized by the securitization statute. He said this is also how these costs are treated in jurisdictions with ratepayer representatives and independent financial advisors and that some commissions have the utility pay for the advisor chosen by the ratepayer representative and be reimbursed in the bond transactions to prevent the ratepayer representatives’ advisor from being contingent on the transaction and not compensated should the utility or commission decide it should not proceed.

Mr. Schoenblum testified that “[r]egulatory oversight should be preserved concerning the servicing agreements and the other transaction documents for the life of the securitization bonds.” Pub. Ex. 5 at 12.

Mr. Gorman testified for the Industrial Group that CEI South’s incentive to manage the costs associated with securitization bonds is “at very best problematic.” Industrial Group Ex. 1 at 35. He stated that neither the utility nor the underwriter represents the public interest and that the Commission should ensure that an expert working on behalf of customers is involved in the underwriting process to help represent and safeguard the interests of the public. He recommended a representative be retained to ensure that the interest rate, terms, and other aspects of issuing the bonds result in the most favorable terms available from the bond issuance to minimize costs to customers. He specifically proposed that the OUCC’s experts at Saber fill the role of such an expert on behalf of all consumer parties. He suggested Saber be permitted to have access to all information related to the bond issuance, and to provide that information to all parties of record who have executed a non-disclosure agreement. He recommended Saber be permitted to be involved with all communications between CEI South/Barclays/the Special Purpose Entity and the Commission.

CAC witness Inskeep expressed opposition to CEI South’s proposed post-financing order process, saying that intervenors would be barred from having a representative observe and participate in pricing discussions, would not receive a copy of the draft and final Issuance Advice Letters, and would not have the opportunity to offer comments on them to the Commission. He argued that CEI South, its financial advisors, and its underwriter(s) have no duty to act in CEI South’s customers’ best interests and can act in their own financial interest during this process. He cited to data request responses from CEI South admitting that Barclays does not have a fiduciary duty to act in the best interests of CEI South, CEI South ratepayers, or the issuer of the Securitization Bonds and not in its own financial interest. He further argued the underwriters also do not have a duty to CEI South’s ratepayers and alleged they can (and will) act in their own financial interest and not the best interest of the utility or its customers.

Mr. Inskeep opined that CEI South has a large incentive to close quickly to access the money being generated from the issuance of securitization bonds, whereas it has no obligation and little incentive to pursue the optimal, or absolute best savings, outcomes for its customers. He recommended a ratepayer representative be explicitly allowed to actively participate in the post- financing order process with a “seat at the table” when and where decisions will be made to ensure that decisions affecting ratepayers are in their best financial interest. He referred to examples from other state utility regulators’ post-financing order processes, including Florida and Texas. He stated that the Commission’s involvement in the post-financing order process would not address the concern of ratepayers lacking representation because the Commission does not have securitization expertise on staff and has not retained an outside consultant or financial advisor with expertise in this field.32 The CAC recommended the OUCC fill the role as the active participant in the post-financing order process, given it is the statutory ratepayer advocate and because it has retained Saber. In addition, Mr. Inskeep testified the CAC and other intervenors should be kept fully apprised of developments that occur during the post-financing order process, including being copied on all communications between CEI South, the ratepayer representative, and the Commission and/or its designated representative regarding the securitization for the duration of the post-financing order process through the issuance of the securitization bonds.

Mr. Inskeep further urged the Commission to encourage CEI South to reach consensus with the ratepayer representative before any final decisions are made and to allow intervenors to provide informal comments to the Commission and the draft and final issuance advice letters. He recommended the Commission have at least two business days to sign off on the final issuance advice letter. Mr. Inskeep also recommended the Commission require “fully accountable certifications” from the lead underwriter(s), CEI South, and a ratepayer representative that the actual structure, marketing, and pricing of the securitization bonds in fact resulted in the lowest Securitization Charges consistent with then-prevailing market conditions and the terms of the financing order and other applicable law (“lowest cost of funds standard”). He suggested this standard is consistent with the Securitization Act because, he argued, there can be a standard for judging the cost of funds that is different from, but not inconsistent with, the standard for determining whether to issue a financing order at all.

[32]

During the evidentiary hearing, the OUCC introduced Public’s Exhibit CX-1, a copy of CEI South’s response to the CAC’s Fourth Set of Data Requests, including an email exchange between (among other people) Joseph Fichera of Saber and Commission General Counsel Beth Heline in response to Mr. Fichera’s unsolicited proposal to serve as testimonial staff for the Commission in this proceeding. These communications do not constitute ex parte communications under 170 IAC 1-1.5, as they do not relate to the post-order process or any other substantive issues to be decided by the Commission in this Cause, but rather the possibility of Saber contracting to be testimonial staff before the Order in this Cause was issued.

On rebuttal, Mr. Jerasa identified several concerns with respect to the consumer parties’ request that, instead of involving a designated representative or an independent consultant chosen by the Commission, CEI South use an independent consultant that has been hired by the OUCC.

Mr. Jerasa testified that the proposed level of involvement in the post-order process requested by the OUCC is unprecedented. He explained that it is typically the Commission who fills this role in the post-order process. He stated that, if CEI South must agree to whatever terms are demanded by the OUCC or its advisor during the post-order process, it will likely doom the issuance of the securitization bonds. In support of his claim that unreasonable demands could be made in such a scenario, Mr. Jerasa referenced the parties’ demands in this proceeding, including demands that (1) CEI South reduce rates by more than the removal of qualified costs; (2) CEI South suffer an immediate write-off upon the closing of the securitization bond offering; (3) CEI South include plant that will remain in service for long beyond two years and for which the Commission has already approved an alternative recovery mechanism; (4) CEI South exclude contingency from our removal cost estimates, contrary to Indiana precedent as explained by Mr. Rice; and (5) CEI South give up the right (required by the statute) to seek deferral of costs of removal that exceed the estimate.

Mr. Jerasa testified that these positions cause CEI South to have legitimate concerns about the input Saber would provide as the advisor to the consumer advocate during the post-order process when there is no meaningful check on whether their proposals achieve an appropriate cost- benefit balance, especially so when combined with a fee structure that would likely incentivize Saber to be more focused on triggering an incentive payout than providing true benefit to customers. Mr. Jerasa pointed out that a process that ultimately stifles or eliminates the future of securitization in Indiana is not better for customers. In addition, he cited concerns that inclusion of other parties in the marketing or pricing phases, which are governed by specific federal and state securities laws, creates an untenable situation where those participants are not bound by the same rules or subject to the same liability and could therefore expose CEI South to additional securities law liability. From a practical perspective, Mr. Jerasa expressed concern that having multiple groups communicating with investors could cause confusion and lead investors to turn away from the transaction.

Mr. Jerasa stated that, under CEI South’s proposal, the Commission, through its staff or even independent consultants, would be observing the post-order process. If the Commission has changes or suggestions that would improve the transaction, CEI South would incorporate them into the structure; and if the Commission Staff or its consultants do not wish the securitization transaction to close, it would provide notice. He stated CEI South is committing that should such a notification be received, CEI South will not close the securitization bond offering. He opined that CEI South’s suggested process is fully consistent with the Commission’s investigative powers. While the OUCC witnesses extensively discussed fiduciary duties to ratepayers, the evidence reflects that neither the OUCC nor Saber owe a fiduciary duty to customers, and that is not changed under the OUCC’s requested post-order process. Mr. Jerasa further disagreed with the OUCC that the underwriters should be required to enter a “fiduciary relationship” with the utility, as this applies a legal standard outside of market and would not work in practice. Pet. Ex. 2-R at 29 (referencing Pub. Ex. 5 at 18, describing the express disclaimer of a fiduciary relationship in standard underwriting agreements).

As to the recommendation that a “Bond Team” be formed for the structuring, marketing, and pricing of the Securitization Bonds, Mr. Jerasa proposed that such a team be composed of (1) CEI South, (2) CEI South’s counsel, (3) a designated Commissioner or Commission staff member, and (4) Commission financial advisor (if hired). Mr. Jerasa stated this Bond Team would coordinate with other parties during the structuring, marketing, and pricing of the securitization bonds, including CEI South’s structuring advisor, underwriters, and underwriters’ counsel. The Bond Team’s objective would be to provide input and collaborate so that the structuring, marketing, and pricing of the securitization bonds will achieve the requirements of the Securitization Act and the financing order, including the final structuring recommendation from the structuring advisor, final selection of underwriters, and other transaction participants. The Commission retains the power to review and ultimately reject the deal if it does not meet its expectations or is not in line with the financing order or the Securitization Act. CEI South would need to maintain sole decision-making authority for any recommendations that would expose CEI South or the SPE to securities law and other potential liability or contractual law liability.

Mr. Jerasa explained that the Commission has the responsibility to review and, if the Issuance Advice Letter is not in line with the financing order, the Securitization Act or its expectations, reject it. In this regard, the Commission has the final decision on the issuance of the securitization bonds. He stated the Commission will receive the draft Issuance Advice Letter approximately two weeks before pricing, when all structuring details are expected to be final. The only items left to update will be the final coupon and updates to the NPV analysis documenting expected customer benefits. Mr. Jerasa testified that CEI South fully expects the Commission to not be surprised by anything in the final Issuance Advice Letter. He testified that while the Commissioners and senior staff at the Commission are well versed in financial topics, if the Commission determines it requires additional expertise to evaluate the proposed securitization and post-financing order process, it could engage in a process to identify qualified advisors and determine an appropriate fee to minimize the burden on customers with additional expenses. He stated that the Commission’s advisor fee is a qualified cost to be included with the other up-front qualified costs. Mr. Jerasa did offer that CEI South is willing to provide copies of the draft and final Issuance Advice Letter to all intervening parties via email, to allow those parties to be kept informed of pricing and the final calculation of savings to customers.

Mr. Jerasa expressed concern that Saber was not selected as the OUCC’s consultant through any kind of request for proposal (“RFP”) process. He testified that for the OUCC to simply hire a consultant and then demand that they be accepted to sit at the table as a ratepayer representative during the entirety of the post-order process is a significant departure from best practices. He stated that Saber had refused to produce data confirming claims that it has reduced costs for ratepayers in other proceedings. He testified this is a concern given that (1) the OUCC proposes that Saber would be paid for its participation in the post-order process out of the proceeds of the bond, but no estimate of Saber’s fees was provided, and (2) information provided in discovery indicates that Saber’s fees are based in part on incentives to achieve what Saber has described as “tangible and quantifiable savings.” Pet. Ex. 2-R at 8-9 (quoting from an email included with OUCC’s Responses to CEI South Data Request Set 1, provided as Attachment BAJ- R2 to Pet. Ex. 2-R). Mr. Jerasa identified the questions such a fee arrangement raises, such as to whom must “tangible and quantifiable savings” be demonstrated and how are those savings to be measured and how can there be assurance they were actually created by Saber’s input. Mr. Jerasa opined that such an arrangement creates the perverse incentive where Saber will not be looking for real value to add to the transaction, but will instead be looking for ways to measure some savings that Saber may claim to have created. Such an arrangement is not in the best interests of CEI South’s customers. Mr. Jerasa opined that it would not be appropriate for the Commission to hire Saber since it was engaged as a consultant to another party in this contested proceeding. Furthermore, he noted that Saber has only had one engagement with a utility commission in the past decade. He testified that other advisors have much more recent experience working directly with commissions.

On September 1, 2022, the Commission issued a docket entry question, referencing Mr. Jerasa’s testimony describing the best practice whereby the Commission could attain specialized expertise for the post-order process. The Commission referred to a prescribed process in Cause No. 44182 whereby the Commission attained specialized expertise in another context, asking if the practice employed in that case would be consistent with the best practice suggested by Mr. Jerasa. Pet. Ex. 11. CEI South confirmed in its response that the practice employed in Cause No. 44182 would be consistent with the best practice suggested by Mr. Jerasa. CEI South’s response specified its understanding that the process would involve engagement of a financial advisor for the Commission that would serve as an independent monitor to participate in the post-order process and be permitted to observe the process of marketing and selling the bonds and provide any comments on the Issuance Advice Letter provided by CEI South to the Commission prior to closing on the bonds. The docket entry response indicated that CEI South expects the Commission would establish the appropriate reporting requirements as to the selection of the independent expert monitor and other necessary updates. The response also indicated CEI South expects the costs associated with the independent monitor will be a qualified cost funded through the securitization bond issue.

With respect to the parties’ recommendation that the Commission impose a “lowest cost” standard, Mr. Jerasa cited the Securitization Act requirement that the Commission find that the “expected structuring and the expected pricing of the securitization bonds will result in reasonable terms consistent with market conditions and the terms of the financing order.” Pet. Ex. 2-R at 26. He testified that CEI South’s NPV analysis demonstrates it is proposing a securitization bond structure that provides the lowest cost to its customers on an NPV basis when compared to traditional ratemaking, while managing risks inherent in the process. Mr. Jerasa stated CEI South is committed to structuring the securitization bonds to appeal to a wide range of investors, which should result in competitive pricing for the securitization bonds reflecting market conditions. He also testified that whenever it issues securities in the capital markets, the CEI South Treasury team strives to provide the lowest cost of debt to fund its capital investments to provide reliable service to its customers. He testified that, in all securities offerings, the Company has final say on pricing, not the underwriters, and the Company challenges underwriting syndications when needed to push pricing to the lowest cost available per market conditions. Mr. Jerasa pointed to OUCC testimony acknowledging this. He testified to CEI South’s motivation to control costs and achieve low interest rates for customers. While Mr. Jerasa agreed that CEI South should direct the underwriters to undertake a patient, detailed marketing effort and attract interest from the widest scope of investors possible, he cautioned that, in a rising rate environment, the cost of waiting is paying more due to higher interest rates.

As for certifications, Mr. Jerasa testified that CEI South agrees to file certifications as required by the Commission to provide confirmation of the actions the Company and underwriters undertook during the structuring, marketing, and pricing process. He provided the following proposed wording for certification by the Company:

Based upon information known and reasonably available to the Company, its officers, agents and employees: (i) the structuring, pricing and financing costs of the Securitization Bonds and the imposition of the proposed Securitization Charges will result that the net present value of the total securitization charges to be collected is less than the amount that would be recovered through traditional ratemaking and (ii) the structuring and expected pricing of the securitization bonds will result in reasonable terms consistent with market conditions and the terms of the financing order.

Pet. Ex. 2-R at 28. He stated CEI South does not oppose requiring certificates for lead underwriters or a Company financial advisor with respect to pricing only. However, CEI South opposes requiring certificates from ratepayer advocates or their advisors since they may use this method to impede deal closing without providing any additional benefit to customers. Mr. Jerasa testified that requiring what would be tantamount to a fairness opinion from a third-party intervenor would be unprecedented and unnecessary and would result in additional cost to customers.

Mr. Jerasa responded to the recommendation that a competitive bidding process be invoked for the transaction costs for basic services, stating that CEI South intends to competitively bid the underwriters and indenture trustee services.

Mr. Jerasa responded to Mr. Schoenblum’s suggestion that the Commission preserve its regulatory oversight of the transaction documents for the life of the securitization bonds. He stated that if these agreements were subject to collateral attack, that would prevent closing of the securitization bond offering. The objective is to pursue a AAA bond rating for the securitization bonds, which cannot be achieved if there is the possibility that these agreements could be revisited and perhaps rejected after the closing of the securitization bond offering. He noted this is another of the points that has been raised in evidence that causes him to question the reasonableness of the positions that might be taken by the OUCC’s consultant during the post-order process.

We note at the outset that securitization in other jurisdictions proceeds according to the relevant jurisdiction’s specific statutory authority, just as the Securitization Act directs how securitization is to be conducted in Indiana. While there are benefits to drawing on the experiences of other states, where the statutes differ from our own, we cannot simply superimpose those jurisdictions’ processes. Nevertheless, we can draw from the various examples referenced by the parties to this proceeding to craft a process to ensure we fulfill our obligation to ensure that the securitization complies with the conditions of the statute and this Order, including that the “expected structuring and the expected pricing of the securitization bonds will result in reasonable terms consistent with market conditions and the terms of the financing order.” Ind. Code § 8-1- 40.5-10(d)(3). The record in this Cause reflects that securitization best practices tend to include participation in the post-financing order process of structuring, marketing, and pricing of the securitization bonds by a representative of the regulatory commission, not a party or advocate. There does not appear to be a dispute among the parties that there is a role for the Commission to play in determining prior to closing whether the final transaction meets the conditions set forth in the findings of this Order. See, e.g., Pub. Ex. 2 at 9-10; Pub. Ex. 4 at 16-17; Pet. Ex. 2-R at 30-31.

We are not persuaded that there is a similar role for the other parties to this Cause or their consultants following issuance of this Order, particularly in the context of a litigated proceeding where we are being called on to decide multiple disagreements raised by the parties. Once this Order is issued and becomes final, the Intervenors’ role is fulfilled — to use the language of Ind. Code § 8-1-1-5(a), at that point the controversy is concluded, and the proceeding is over. It is this Commission, not the OUCC, who must assure the securitization bond terms are just and reasonable. For these reasons, we find that a Bond Team that includes designated Commission staff and potentially a Commission financial advisor will efficiently and effectively provide an awareness and visibility to the structuring, marketing, and pricing process and serve to keep the Commission apprised so that the Commission’s role within the Issuance Advice Letter process that precedes closing (as described in Section 7.A.iii above) can be carried out in an informed and meaningful way.

The Commission will draw upon the resources of its sister agencies with financial expertise to supplement its representatives on the Bond Team. We find that use of such existing resources will serve to reduce the issuance costs that will be borne by CEI South ratepayers and are confident that such reduced costs will not reduce the quality of oversight required to ensure the reasonableness of the securitization. Accordingly, the Commission will issue a docket entry in this proceeding when its representatives are identified.

We find the appropriate scope of engagement of the Commission representatives shall be to attend and/or observe meetings related to the structuring, marketing, and pricing of the securitization bonds. The Commission representatives shall prepare and issue a report to the Commission concurrent with the submission of the final Issuance Advice Letter by CEI South to the Commission, reporting on the activities undertaken during the structuring, marketing, and pricing and the final terms of the Securitization Bonds to aid the Commission in its review of the final Issuance Advice Letter as described in this Order.

We have addressed Mr. Schoenblum’s testimony with respect to the transaction documents elsewhere in this order, along with the OUCC’s arguments for superimposing a “lowest cost standard” on securitization under the Securitization Act.

We find CEI South’s proposal to competitively bid the underwriters and indenture trustee services is appropriate, but we decline the OUCC’s invitation to require similar competitive bidding for legal services. As various OUCC witnesses acknowledged, the services of a lawyer (like those of a doctor) should not be subjected to a “lowest cost” or “lowest bid” analysis, but instead should be viewed merely through the lens of reasonableness. We do not require an itemized quote of the services to be provided by legal counsel and their billing rates. We are not persuaded that the estimated transaction costs, including legal expense and Barclays’ financial advisory and structuring services, are unreasonable merely because there may be other unrelated transactions with different levels of cost.

11. Confidentiality. CEI South filed two motions for protection and nondisclosure of confidential and proprietary information on May 10, 2022 and August 23, 2022 (“Motions”). In the Motions, CEI South states certain information redacted in the evidence is confidential, proprietary, competitively sensitive, and/or trade secrets. Docket entries were issued on May 26, 2022 and August 26, 2022, respectively finding such information to be preliminarily confidential and protected from disclosure under Ind. Code §§ 8-1-2-29 and 5-14-3-4. The confidential information was subsequently submitted under seal. In addition, as explained by Mr. Chang, the public announcement of the transaction usually occurs within the same week as pricing. Pet. Ex. 3 at 32. While the final Issuance Advice Letter will be public, the draft Issuance Advice Letter will therefore contain terms and information that have not yet been announced to the market and would therefore constitute material non-public information per SEC regulations. The Commission finds the information for which CEI South seeks confidential treatment as well as the material non- public information that is contained in the draft Issuance Advice Letter, including future iterations of the confidential information in other submissions and proceedings contemplated by this Order, is confidential pursuant to Ind. Code § 8-1-2-29 and Ind. Code ch. 5-14-3, is exempt from public access and disclosure by Indiana law and shall continue to be held by the Commission as confidential and protected from public access and disclosure.

12. Conclusion. Based on the evidence of record in this Cause, the Commission finds that CEI South’s proposed securitization warrants the findings and determinations made herein and in the ordering paragraphs below. In addition, the Commission finds that CEI South’s evidence, which the Commission has reviewed and evaluated, provides support for such findings and determinations. The Commission concludes that the benefits for customers set forth in CEI South’s evidence of the securitization approved in this order exceed the costs, including the amount that would be recovered through traditional ratemaking if CEI South’s Qualified Costs were included in its net original cost rate base and recovered over a period of not more than 20 years.

IT IS THEREFORE ORDERED BY THE INDIANA UTILITY REGULATORY COMMISSION, that:

1. CEI South’s proposal under the Securitization Act is just and reasonable. CEI South is authorized to issue Securitization Bonds in an amount up to $350,125,000.

2. CEI South’s total Qualified Costs consist of approximately $359,768,025, as determined by our Findings herein, including up to $350,125,000 of Qualified Costs to be included in the Securitization Bond offering at issuance, plus ongoing costs currently estimated to be approximately $9,643,025. CEI South shall submit a more current estimate of the total Qualified Costs at the time it submits its final Issuance Advice Letter. Costs described in Ind. Code § 8-1- 40.5-6(3) of issuing, supporting, and servicing the Securitization Bonds, including the payments of debt service on the Securitization Bonds as well as fees, costs, and expenses payable by the SPE under the transaction documents described in Section 7.A.iii of this order (i.e., the Administration Agreement, the Servicing Agreement, the Purchase and Sale Agreement, the Indenture and the Amended and Restated LLC Agreement) may be adjusted pursuant to the mechanism described in Ordering Paragraph 3 below under Ind. Code § 8-1-40.5-12(c). Other elements of Qualified Costs described in Ind. Code § 8-1-40.5-6(1), (2), (4), and (5), to the extent they differ from the Qualified Costs approved in this Order, would be subject to Ind. Code § 8-1-40.5-12(d)(1) providing that any difference between Qualified Costs approved in this order and Qualified Costs at the time the electric generation facility is retired shall be accounted for as a regulatory asset or liability.

3. The Securitization Charges are subject to the true-up mechanism described in Section 8 of this Order. The true-up mechanism shall be used to make necessary corrections at least annually, to (a) adjust for the over-collection or under-collection of Securitization Charges, or (b) to ensure the timely and complete payment of the Securitization Bonds and other required amounts and charges in connection with the Securitization Bonds. In addition to the annual true- up, periodic true-ups as described in the Servicing Agreement shall be performed as necessary to ensure that the amount collected from Securitization Charges is sufficient to pay principal and interest on the Securitization Bonds and ensure timely and complete payment of other required amounts and charges in connection with the Securitization Bonds. The calculation of Securitization Charges for purposes of the true-up adjustments authorized herein shall be made in the manner set forth in Petitioner’s Exhibit No. 8, Confidential Workpaper MAR-2 and as described in Section 8 of this Order.

4.The proceeds received by Petitioner of the Securitization Bonds will be used solely for purposes of reimbursing Petitioner for Qualified Costs. The journal entries to CEI South’s books and records that will reflect a reduction in rate base associated with the proceeds of the Securitization Bonds, and the proposed Securitization Rate Reduction Tariff that will be implemented to reflect the reduction to rate base when the Securitization Bonds are issued, are approved.

5. Provided the structure and terms of the Securitization Bonds remain reasonably consistent with the evidence of record and our findings herein, after considering market conditions and rating agency feedback, the expected structuring and pricing of the Securitization Bonds will result in reasonable terms consistent with market conditions and the terms of this order.

6. Petitioner’s proposal regarding updating the Issuance Advice Letter is approved, such that Petitioner is directed to submit a draft Issuance Advice Letter at least two weeks before pricing of the offering of the Securitization Bonds. Such draft will include current market conditions and the decision on whether any of the credit enhancements described by Mr. Jerasa will be included. The final Issuance Advice Letter will be submitted by CEI South to the Commission within three business days after the pricing of the offering of the Securitization Bonds in order to provide the Commission the opportunity to review and reject the issuance before noon on the next business day. In the absence of action by the Commission within this time period to reject, the Issuance Advice Letter and the transactions contemplated thereby shall be considered to be in compliance with this Order.

7. Contemporaneous with the final Issuance Advice Letter, CEI South shall provide a certification to the Commission as follows: “Based upon information known and reasonably available to the Company, its officers, agents and employees: (i) the structuring, pricing and financing costs of the Securitization Bonds and the imposition of the proposed Securitization Charges will result in the net present value of the total Securitization Charges to be collected being less than the amount that would be recovered through traditional ratemaking and (ii) the structuring and expected pricing of the Securitization Bonds will result in reasonable terms consistent with market conditions and the terms of this order.”

8. To the extent the proposed Servicing Agreement, Administration Agreement, Purchase and Sale Agreement and Amended & Restated LLC Agreement as described herein constitute affiliate agreements pursuant to Ind. Code § 8-1-2-49(2), such agreements are in the public interest and the provisions of Ind. Code § 8-1-2-49(2) are satisfied. Petitioner shall submit the final versions of these agreements when it submits its final Issuance Advice Letter, which submission shall satisfy the obligations to file such affiliate agreements pursuant to Ind. Code § 8- 1-2-49(2).

9. Upon the occurrence of an event of default under the Servicing Agreement relating to CEI South’s performance of its servicing functions with respect to the Securitization Charges, the Indenture Trustee is authorized to replace CEI South as the Servicer in accordance with the terms of the Servicing Agreement. No entity may replace CEI South as the Servicer in any of its servicing functions with respect to the Securitization Charges and the Securitization Property authorized by this order if the replacement would cause any of the then current credit ratings of the Securitization Bonds to be suspended, withdrawn or downgraded.

10. CEI South or any subsequent Servicer shall impose Securitization Charges on customers and remit collections of the Securitization Charges to the SPE (or to the Indenture Trustee on behalf of the SPE) in accordance with the terms of the Servicing Agreement.

11. CEI South is authorized to structure the securitization as proposed in its case-in- chief, with the modifications described in our findings herein.

12. Petitioner will make capital investments in Indiana over the seven years following the planned issuance of the Securitization Bonds in an amount which exceeds CEI South’s Qualified Costs. The proposed investments are not purchases of energy or capacity through a power purchase agreement and they consist, at least in part, of construction and ownership of clean energy resources described in Ind. Code § 8-1-37-4(a)(1) through 4(a)(15).

13. CEI South’s implementation, collection, and receipt of Securitization Charges as set forth in this order are approved. Petitioner’s proposed Securitization Rate Reduction Tariff, Securitization ADIT Credit Tariff and Securitization of Coal Plants Tariff provide a mechanism to allow customers to realize timely rate savings. These forms of tariffs are approved. The ADIT associated with the retiring Brown Units 1 and 2 shall be segregated from all other ADIT and not included in the calculation of Petitioner’s capital structure or otherwise be used in finding CEI South’s authorized return in future rate cases. In the event a customer in a class not subject to the Minimum Bill within the approved Securitization of Coal Plants Tariff exhibits such characteristics or participates in a program similar to net metering, distributed generation, or a feed-in tariff, CEI South shall submit, via the Commission’s 30-day filing process under 170 IAC 1-6, a revised Securitization of Coal Plants Tariff reflecting a Securitization Charge for that class using the same minimum threshold methodology as approved herein to prevent bypass of the Securitization Charge.

14. The proposed allocation of the Qualified Costs and the ADIT credit based upon the 4CP method with the modifications described by Witnesses Rice and Zarumba and with the proposed minimum charges are approved. Future changes to the allocation shall be addressed in future general rate cases or other docketed proceedings, provided the changes are consistent with the Securitization Act.

15. The Servicer is entitled to bill and collect and must remit, consistently with this Order and the Servicing Agreement, the Securitization Charges from all retail consumers receiving service from CEI South as of the date of this Order and any future retail customers during the term of the Securitization Bonds. Any retail customer of CEI South as of the date of this Order that switches to new on-site generation after this date is required to continue paying the Securitization Charges.

16. The net present value of the total Securitization Charges to be collected by Petitioner under this Order is less than the amount that would be recovered through traditional ratemaking if Petitioner’s Qualified Costs were included in its net original cost rate base and recovered over a period of not more than 20 years.

17. CEI South is authorized to encumber Securitization Property with a lien and security interest as provided in Ind. Code § 8-1-40.5-15.

18. CEI South is authorized through the SPE to issue the Securitization Bonds as specified in this order. The ongoing Qualified Costs approved in this order may be recovered directly through the Securitization Charges. The Securitization Bonds shall be denominated in US Dollars.

19. All Securitization Property and other collateral for the Securitization Bonds shall be part of the Indenture “trust estate” as set forth in CEI South’s case-in-chief. The SPE shall establish a collection account with the indenture trustee as described in the Indenture and this Order. Upon payment of the principal amount of, and interest on, all Securitization Bonds issued pursuant to this Order, payment in full of all ongoing costs, and the discharge of all obligations in respect thereof, all amounts in the collection account, other than amounts in the capital subaccount (including investment earnings therein), and any amounts required to replenish the capital subaccount to the level of CEI South’s capital contribution and pay principal amount of the Securitization Bonds, if any, shall be released by the Indenture Trustee to CEI South. Petitioner is authorized to earn a return on its capital contribution as described in this order.

20. Upon transfer by CEI South of the Securitization Property to the SPE, the SPE is granted all of the rights, title, and interest of CEI South with respect to the Securitization Property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize and direct CEI South to disconnect electric service and assess and collect any amounts payable by any retail customer in respect of the Securitization Property.

21. All additional relief requested by CEI South in its Petition and case-in-chief is authorized consistent with the Findings included in this Order, including CEI South’s request to implement the accounting treatment described in this Order.

22. This Order and the Securitization Charges authorized herein are irrevocable and not subject to reduction, impairment, or adjustment by further action of this Commission under Ind. Code § 8-1-2-72 or any other statute or rule, except with respect to a request made by Petitioner under Ind. Code § 8-1-40.5-10(h) or Ind. Code § 8-1-40.5-12(c).

23. This financing order, together with the Securitization Charges authorized herein, shall be binding on any successor to CEI South that provides electric service to retail consumers in CEI South’s certificated service territory as of the date of this order, and any other entity that provides electric service to retail consumers within that service area.

24. All regulatory approvals within the jurisdiction of the Commission that are necessary for the issuance of the Securitization Bonds and the billing and collection of the Securitization Charges and all related transactions contemplated are granted.

25. This Order constitutes a legal financing order for CEI South under Ind. Code ch. 8- 1-40.5 and complies with the provision of the statute. A financing order gives rise to rights, interests, obligations, and duties as expressed in Ind. Code ch. 8-1-40.5 and this order expresses the Commission’s intent to give rise to those rights, interests, obligations, and duties.

26. The Commission guarantees that it will act pursuant to this Order as expressly authorized by Ind. Code ch. 8-1-40.5 to ensure that expected Securitization Charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the Securitization Bonds issued pursuant to this Order, including financing and other ongoing costs, in connection with the Securitization Bonds.

27. The Securitization Bonds are not (1) a debt or obligation of the state; or (2) a charge on the state’s full faith and credit or on the state’s taxing power.

28. The State of Indiana, and the Commission, as an administrative agency of the State of Indiana, pledge for the benefit and protection of financing parties and Petitioner, that it will not: (1) take or permit any action that would impair the value of Securitization Property; or (2) reduce or alter, except as authorized by Section 12(c) of the Securitization Act, or impair Securitization Charges to be imposed, collected, and remitted to financing parties under the Securitization Act; until the principal, interest, and premium, and other charges incurred or contracts to be performed, in connection with the Securitization Bonds have been paid or performed in full. Petitioner and the SPE are authorized to include the pledge set forth in this subsection in any documentation relating to the Securitization Bonds.

29. As a compliance filing in this Cause, CEI South shall file an updated tariff with respect to its 44910 TDSIC-XX tracker proceedings reflecting the shorter amortization period for excess ADIT as found in our Findings in Section 9 above within 30 days of the date of this Order, but the revised tariff shall not become effective until the closing of the securitization bonds.

30. Our findings in this Order are approved and deemed incorporated in these Ordering Paragraphs, even if not otherwise specifically addressed in these Ordering Paragraphs.

31. The Confidential Information submitted under seal in this Cause pursuant to CEI South’s requests for confidential treatment is determined to be confidential trade secret information as defined in Ind. Code § 24-2-3-2 and shall continue to be held as confidential and exempt from public access and disclosure under Ind. Code §§ 8-1-2-29 and 5-14-3-4.

32. This Order shall be effective on and after the date of its approval.

HUSTON, FREEMAN, KREVDA, VELETA, AND ZIEGNER CONCUR:

APPROVED: JAN 04 2023

I hereby certify that the above is a true and correct copy of the Order as approved.

/s/ Dana Kosco
Dana Kosco
Secretary of the Commission

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